


CINTAS
THE SERVICE PROFESSIONALS

6800 Cintas Boulevard
Cincinnati, Ohio 45262

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

We invite you to attend our Annual Meeting of Shareholders on October 14, 2008, at 10:00 a.m. Eastern Daylight Time at Cintas' Headquarters, 6800 Cintas Boulevard, Cincinnati, Ohio.

This booklet includes notice of the meeting and the proxy statement. The proxy statement tells you more about the agenda and procedures for the meeting. It also describes how the Board operates and gives personal information about our director candidates.

Shareholders entitled to vote at this Annual Meeting are those of record as of the close of business on August 19, 2008. Please note that only shareholders of record or holders of valid proxies from such shareholders may attend or vote at the meeting. **Since seating will be limited, we ask shareholders to call 1-866-246-8277 to make a reservation for the meeting. When making your reservation, please give your full name, company name and address. If you do not make a reservation, you may not be provided entry into the meeting due to limited space.**

Upon arrival at the Annual Meeting, shareholders may be asked for a form of personal identification and proof of stock ownership. This can be in the form of a brokerage statement or proxy card. Based on this proof of ownership and the reservation system noted above, an admission ticket will be given to the shareholder at the meeting. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the meeting.

We are pleased to take advantage of new U.S. Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. As a result, we are mailing to most of our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this proxy statement and our 2008 Annual Report. The Notice contains instructions on how to access and review those documents over the Internet. We believe that this new process will allow us to provide our shareholders with the information they need in a more timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

Whether or not you plan to attend the meeting, please complete and return your proxy card or vote by telephone or via the Internet by following the instructions on your proxy card.

Sincerely,

RTFarmer

Richard T. Farmer
Chairman of the Board

September 4, 2008

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CINTAS CORPORATION

Time: 10:00 a.m., Eastern Daylight Time

Date: October 14, 2008

Place: Cintas Corporate Headquarters
6800 Cintas Boulevard
Cincinnati, Ohio

Purpose:

1. To elect as directors the nine nominees named in the attached proxy materials;

2. To ratify Ernst & Young LLP as our independent registered public accounting firm for fiscal 2009;

3. To vote on two shareholder proposals if properly presented; and

4. To conduct other business if properly raised.

Only shareholders of record on August 19, 2008, may attend or vote at the meeting. The approximate mailing date of the proxy statement and accompanying proxy card is September 4, 2008.

The vote of each shareholder is important. You can vote your shares by completing and returning the proxy card sent to you. Shareholders can also vote their shares over the Internet or by telephone by following the voting instructions on the proxy card attachment enclosed.



Thomas E. Frooman
Vice President and Secretary – General Counsel

September 4, 2008

TABLE OF CONTENTS

Cintas makes available, free of charge on its website, all of its filings that are made electronically with the Securities and Exchange Commission ("SEC"), including Forms 10-K, 10-Q and 8-K. These filings are also available on the SEC's website (www.sec.gov). To access these filings, go to our website (www.cintas.com) and click on the "Financial Reports" tab at the right under the "Investors" page. Copies of Cintas' Annual Report on Form 10-K for the fiscal year ended May 31, 2008, including financial statements and schedules thereto, filed with the SEC, are also available without charge to shareholders upon written request addressed to:

Thomas E. Frooman
Vice President and Secretary – General Counsel
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

GENERAL INFORMATION

Who may vote

Shareholders of Cintas, recorded in our stock register on August 19, 2008, may vote at the meeting. As of that date, Cintas had 153,820,155 shares of Common Stock outstanding. Each share is entitled to one vote on each matter submitted to the shareholders at the annual meeting.

How to vote

You may vote in person at the meeting or by proxy. You may also vote by Internet or telephone using one of the methods described in the proxy card. We recommend you vote by proxy, Internet or telephone even if you plan to attend the meeting. If you vote by Internet or telephone, please do not return the proxy card. If voting by mail, please complete, sign and date your proxy card enclosed with these proxy materials. If desired, you can change your vote at the meeting.

How proxies work

Cintas' Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director nominees. You may also vote for or against the other proposals or abstain from voting.

All proxies properly signed will, unless a different choice is indicated, be voted "FOR" the election of all nominees proposed by the Nominating and Corporate Governance Committee, "FOR" the director ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2009, "AGAINST" the first shareholder proposal if properly presented and "AGAINST" the second shareholder proposal if properly presented.

You may receive more than one proxy or voting card depending on how you hold your shares. Shares registered in your name are covered by one card. If you hold shares through someone else, such as a stockbroker or bank, you may get material from them asking how you want to vote. Specifically, if your shares are held in the name of your stockbroker or bank and you wish to vote in person at the meeting, you should request your stockbroker or bank to issue you a proxy covering your shares.

If any other matters come before the meeting or any postponement or adjournment, each proxy will be voted in the discretion of the individuals named as proxies on the card.

Revoking a proxy

You may revoke your proxy at any time before the vote is taken by submitting a new proxy with a later date, by voting in person at the meeting or by notifying Cintas' Secretary in writing at the address under "Questions?" on page 33.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person.

Votes needed

The nine nominees receiving the most votes will be elected as members of the Board of Directors subject to a resignation policy in our Bylaws that applies to any nominee who does not receive a majority of the votes cast. See "Election of Directors" on page 2. Approval of all other matters considered at the meeting, including postponement or adjournment, will require the affirmative vote of a majority of shares voting.

Only votes for or against a proposal count. Abstentions (including instructions to withhold authority to vote for one or more nominees) and broker nonvotes count for quorum purposes, but not for voting purposes. Broker nonvotes occur when a broker returns a proxy, but does not have authority to vote on a particular proposal.

Attending in person

Only shareholders, their proxy holders and Cintas' guests, each of which must be properly registered as described in the notice herewith, may attend the meeting.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The Nominating and Corporate Governance Committee of the Board of Directors has nominated for election the following current directors, namely: Gerald S. Adolph, Paul R. Carter, Gerald V. Dirvin, Richard T. Farmer, Scott D. Farmer, Joyce Hergenhan, Robert J. Kohlhepp, David C. Phillips and Ronald W. Tysoe. Proxies solicited by the Board will be voted for the election of these nominees. All directors elected at the Annual Meeting will be elected to hold office until the next annual meeting. In voting to elect directors, shareholders are not entitled to cumulate their votes. .

In accordance with NASDAQ Stock Market, LLC ("NASDAQ") rules, our Board of Directors affirmatively determines the independence of each director and nominee for election as a director in accordance with the elements of independence set forth in the NASDAQ listing standards and Exchange Act rules. Cintas' Director Independence Standards are available on our website at www.cintas.com. Based on these standards, the Board determined that each of the following nonemployee directors is independent: Gerald S. Adolph, Paul R. Carter, Gerald V. Dirvin, Joyce Hergenhan, David C. Phillips and Ronald W. Tysoe. Our Audit, Compensation and Nominating and Corporate Governance Committees are composed solely of independent directors. All directors are elected for one-year terms. Personal information on each of our nominees is given below.

In March 2007, the Board of Directors acted to change the method by which directors are elected by amending Cintas' Bylaws. The new procedures apply to an uncontested election, which is one in which the number of nominees does not exceed the number of directors to be elected. In an uncontested election, any nominee who does not receive a majority of the shares cast shall promptly offer his or her resignation to the Board. The Nominating and Corporate Governance Committee will take the matter under advisement and make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. The Board has 90 days following certification of the shareholder vote to consider the offer of resignation. Within such 90 day period, the Board will promptly disclose publicly its decision whether to accept the director's resignation offer.

If a director nominee becomes unavailable before the election, your proxy card authorizes us to vote for a replacement nominee if the Board names one.

The Board recommends you vote FOR each of the following candidates:

Gerald S. Adolph[3 & 4] 54	Gerald S. Adolph was elected a Director of Cintas in 2006. Mr. Adolph is currently a Senior Vice President with Booz & Company. Mr. Adolph has held numerous leadership positions at Booz & Company, including Worldwide Chemicals Practice Leader, Worldwide Consumer and Health Practice Leader and Global Mergers and Restructuring Practice Leader. He has also served on the Booz & Company Board of Directors.
Paul R. Carter[2 & 4] 68	Paul R. Carter was elected a Director of Cintas in 2002 and is the Chairman of the Audit Committee. Mr. Carter formerly was a Director of Wal-Mart Stores, Inc. and its Chief Financial Officer. He retired as Executive Vice President of Wal-Mart Stores, Inc. and President of Wal-Mart's real estate division effective January 31, 2003.
Gerald V. Dirvin[3 & 4] 71	Gerald V. Dirvin was elected a Director of Cintas in 1993 and is the Chairman of the Compensation Committee. Mr. Dirvin joined The Procter & Gamble Company in 1959 and served in various management positions. He retired as Executive Vice President and Director of Procter & Gamble in 1994.

Richard T. Farmer 73	Richard T. Farmer is the founder of Cintas Corporation. He has served as Chairman of the Board of Cintas Corporation and its predecessor companies since 1968. Prior to the founding of Cintas, Mr. Farmer worked with his family owned company, which Cintas acquired in the early 1970s. Prior to August 1, 1995, Mr. Farmer also served as Chief Executive Officer.
Scott D. Farmer[1] 49	Scott D. Farmer joined Cintas in 1981. He has held the positions of Vice President – National Account Division, Vice President – Marketing and Merchandising, Rental Division Group Vice President and Chief Operating Officer. In 1994, he was elected to the Board of Directors. He was elected Chief Executive Officer in July 2003.
Joyce Hergenhan[3 & 4] 66	Joyce Hergenhan was elected a Director of Cintas in 2004. Ms. Hergenhan was with the General Electric Company for 22 years, serving as both Vice President for Corporate Public Relations and President of the GE Foundation until her retirement in early 2004.
Robert J. Kohlhepp[1] 64	Robert J. Kohlhepp has been a Director of Cintas since 1979. He has been employed by Cintas since 1967 serving in various executive capacities including Vice President – Finance, Executive Vice President, President and Chief Executive Officer. He now serves as Vice Chairman of the Board. He is also a Director of Parker Hannifin Corporation, Cleveland, Ohio.
David C. Phillips[1, 2 & 4] 70	David C. Phillips was elected a Director of Cintas in 2003. He was designated as Lead Director of the Cintas Board of Directors and is Chairman of the Executive Committee and the Nominating and Corporate Governance Committee. He was with Arthur Andersen LLP for 32 years in which he served in several managing partner leadership positions. After retiring from Arthur Andersen in 1994, he became Chief Executive Officer of Downtown Cincinnati, Inc., from which he retired in 1999 to expand his financial consulting services business and to work with Cincinnati Works, Inc. Cincinnati Works, Inc. is an organization dedicated to reducing the number of people living below the poverty level by assisting them to strive towards self-sufficiency through work. He is also a Director of Meridian Bioscience, Inc. and of Summit Mutual Funds.
Ronald W. Tysoe[2 & 4] 55	Ronald W. Tysoe was appointed a Director of Cintas in 2008. Mr. Tysoe served as Senior Advisor of Perella Weinberg Partners LP from October 2006 to September 2007. He served as Vice Chairman of Federated Department Stores, Inc. from April 1990 to October 2006. Mr. Tysoe is also a Director of Canadian Imperial Bank of Commerce, Scripps Networks Interactive, Inc., NRDC Acquisition Corp. and Taubman Centers Inc.

Richard T. Farmer is the father of Scott D. Farmer.

1 Member of the Executive Committee of the Board of Directors.

2 Member of the Audit Committee of the Board of Directors.

3 Member of the Compensation Committee of the Board of Directors.

4 Member of the Nominating and Corporate Governance Committee of the Board of Directors.

CORPORATE GOVERNANCE

Cintas is a Washington corporation and, therefore, governed by the corporate laws of Washington. Since its stock is publicly traded on the NASDAQ Global Select Market and it files reports with the Securities and Exchange Commission, it is also subject to the rules of NASDAQ as well as various provisions of federal securities laws and the Sarbanes-Oxley Act of 2002 ("SOX").

Governance of the corporation is placed in the hands of the directors who, in turn, elect officers to manage the business operations. The Board oversees the management of Cintas on your behalf. It reviews Cintas' long-term strategic plans and exercises direct decision making authority in all major decisions, such as significant acquisitions and the declaration of dividends. The Board also reviews financial and internal controls and management succession plans.

During fiscal 2008, the Board of Directors met on eight occasions (four of which were telephonic). In addition, the independent directors met on three occasions during fiscal 2008 without the presence of management directors. A lead director selected by such independent directors presides over each session.

Cintas expects all directors to attend all Board and shareholder meetings. All directors attended the 2007 Annual Meeting of Shareholders. Each of Cintas' directors attended at least 75% of the aggregate of all meetings of the Board and committees of which they were a member.

Shareholders may communicate with the full Board or individual directors on matters concerning Cintas by mail or through our website, in each case to the attention of the Secretary.

At its meeting on April 28, 2004, the Board reviewed, approved and adopted the Cintas Code of Ethics. A copy of the Cintas Code of Ethics is available on our website, www.cintas.com. Cintas intends to post on its website within four business days after approval any amendments or waivers to the Code of Ethics.

The Directors have organized themselves into the committees described below to help carry out Board responsibilities. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Each committee reviews the results of its meetings with the full Board.

The Executive Committee is composed of David C. Phillips (Chairman), Scott D. Farmer and Robert J. Kohlhepp. It acts for the Board as required between Board meetings. This Committee had no meetings in fiscal 2008.

Each of the following committees is composed of nonemployee directors each of whom meets the relevant independence requirements established by NASDAQ and SOX that apply to their particular assignments.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for nominating persons for election as directors at each annual shareholders' meeting, making recommendations for filling any Board vacancies that may arise between meetings due to resignation or other factors and developing and recommending to the Board corporate governance policies and guidelines for Cintas. In nominating directors, the Nominating and Corporate Governance Committee takes into account, among other factors which it may deem appropriate, the judgment, skill, diversity, business experience and needs of the Board as its function relates to the business of Cintas. The Nominating and Corporate Governance Committee will consider nominees recommended by security holders in written correspondence directed to the Secretary of Cintas. However, in no event shall any nomination made by a shareholder be binding on Cintas unless it is made in strict accordance with Cintas Bylaws as they may be amended from time to time. A copy of the

Nominating and Corporate Governance Committee Charter is available on our website, www.cintas.com.

Committee members: David C. Phillips (Chairman), Gerald S. Adolph, Paul R. Carter, Gerald V. Dirvin, Joyce Hergenhan, Roger L. Howe and Ronald W. Tysoe.

Meetings last year: Three

Audit Committee

The Audit Committee is governed by a written charter adopted by the Board. A copy of the Audit Committee Charter is attached to the proxy statement for Cintas' 2006 Annual Shareholders' Meeting and is also available on our website, www.cintas.com. Paul R. Carter has been designated as the Audit Committee financial expert by the Board of Directors; and each of the other members of this Committee satisfies the expertise standards required by NASDAQ.

The Audit Committee is solely responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee also evaluates information received from the independent registered public accounting firm and management to determine whether the registered public accounting firm is independent of management. The independent registered public accounting firm reports directly to the Audit Committee.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by Cintas concerning accounting, internal accounting controls or auditing matters and has established procedures for the confidential and anonymous submission by employees of any concerns they may have regarding questionable accounting, auditing or financial matters.

The Audit Committee approves all audit and nonaudit services performed for Cintas by its independent registered public accounting firm prior to the time that those services are commenced. The Chairman also has the authority to approve these services between regularly scheduled meetings. In this event, the Chairman reports approvals made by him to the full Committee at each of its meetings. For these purposes, the Committee, or its Chairman, is provided with information as to the nature, extent and purpose of each proposed service, as well as the approximate timeframe and proposed cost arrangements for that service.

Committee members: Paul R. Carter (Chairman), David C. Phillips and Ronald W. Tysoe

Meetings last year: Twelve (Nine of which were telephonic meetings).

AUDIT COMMITTEE REPORT

The Audit Committee oversees Cintas' financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. As part of the oversight processes, the Audit Committee regularly meets with management of Cintas, Cintas' independent registered public accounting firm and Cintas' internal auditors. The Audit Committee regularly meets with each of these groups separately in closed sessions. Throughout the year, the Audit Committee had full access to management, the independent registered public accounting firm and internal auditors for Cintas. To fulfill its responsibilities, the Audit Committee did, among other things, the following:

(a) reviewed and discussed Cintas' audited financial statements for fiscal 2008 with Cintas' management and the independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements;

(b) reviewed the quarterly earnings releases and Form 10-K and Form 10-Q filings prior to release;

(c) reviewed management's representations that the audited financial statements were prepared in accordance with generally accepted accounting principles and fairly present the results of operations and financial position of Cintas;

(d) reviewed and discussed with the independent registered public accounting firm the matters required by Statement on Auditing Standards 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T; and SEC rules, including matters related to the conduct of the audit of Cintas' consolidated financial statements;

(e) discussed with the independent registered public accounting firm the firm's independence from management and Cintas including the matters in the written disclosures and letter received from the independent registered public accounting firm as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the PCAOB in Rule 3600T;

(f) based on the discussions with management and the independent registered public accounting firm, the independent registered public accounting firm's disclosures to the Audit Committee, the representations of management and the report of the independent registered public accounting firm, recommended to the Board, which adopted the recommendation, that Cintas' audited annual financial statements be included in Cintas' Annual Report on Form 10-K for the fiscal year ended May 31, 2008, for filing with the Securities and Exchange Commission;

(g) reviewed all audit and nonaudit services performed for Cintas by the independent registered public accounting firm for the fiscal year ended May 31, 2008, and determined that its provision of nonaudit services was compatible with maintaining its independence from Cintas;

(h) consulted with counsel regarding SOX, NASDAQ's corporate governance listing standards and the corporate governance environment in general and considered any additional requirements placed on the Audit Committee as well as additional procedures or matters the Audit Committee should consider;

(i) reviewed and monitored the progress and results of the testing of internal controls over financial reporting pursuant to Section 404 of SOX, reviewed a report from management and internal audit regarding the design, operation and effectiveness of internal controls over financial reporting and reviewed an attestation report from the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; and

(j) examined the Audit Committee Charter to determine compliance by Cintas and the Committee with its provisions and to determine whether any revisions to the Charter were advisable. No significant changes were made.

RESPECTFULLY SUBMITTED BY THE MEMBERS OF THE AUDIT COMMITTEE, Paul R. Carter (Chairman), David C. Phillips and Ronald W. Tysoe

The Audit Committee appointed Ernst & Young LLP as the independent registered public accounting firm to audit the financial statements of Cintas' fiscal 2008.

Fees billed for services in fiscal 2008 and fiscal 2007 are as follows:

	Fiscal 2008	Fiscal 2007
Audit Fees	$773,250	$751,500
Audit Related Fees[1]	$186,098	$182,198
Tax Fees[2]	$286,941	$245,669
All Other Fees	$ 0	$ 0

(1) Audit related fees include review of SEC registration statements, benefit plan audits and consultation on accounting standards or transactions.

(2) Tax fees consist of assistance with international tax compliance and review of U.S. tax returns. Tax fees for fiscal 2008 were higher than fiscal 2007 due in large part to fees relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FAS 109).

Compensation Committee

The Compensation Committee is governed by a written charter adopted by the Board. A copy of the Compensation Committee Charter is available on our website, www.cintas.com. In discharging the responsibilities of the Board of Directors relating to compensation of Cintas' Chief Executive Officer and other senior executive officers, the purposes of the Compensation Committee are, among others, (i) to review and approve the compensation of Cintas' Chief Executive Officer and other senior executive officers, (ii) to oversee the compensation policies and programs of Cintas, including adopting, administering and approving Cintas' incentive compensation and stock plans and awards and amendments to the plans or awards and performing such duties and responsibilities under the terms of any executive compensation plan, incentive-compensation plan or equity-based plan and (iii) to oversee management succession planning. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees as the Compensation Committee may deem appropriate in its sole discretion. While the Compensation Committee has from time to time considered the use of outside consultants in assisting with recommending the amount or form of executive or director compensation, neither Cintas nor the Committee engaged any outside compensation consultants for the fiscal year ending May 31, 2008. The Committee believes it has the necessary resources available to survey the compensation practices of Cintas' peers and keep abreast of compensation developments in the marketplace.

Cintas' executive compensation policies are designed to support the corporate objective of maximizing the long-term value of Cintas for its shareholders and employee-partners. To achieve this objective, the Committee believes it is important to provide competitive levels of compensation to attract and retain the most qualified employees, to recognize individuals who exceed expectations and to closely link executive compensation with corporate performance. The methods by which the Committee believes Cintas' long-term objectives can be achieved are through incentive and equity compensation plans.

The Compensation Committee processes and procedures for the consideration and determination of executive and director compensation are discussed in the section entitled "Executive Compensation".

Committee members: Gerald V. Dirvin (Chairman), Gerald S. Adolph, Joyce Hergenhan and Roger L. Howe.

Meetings last year: Four (One of which was a telephonic meeting).

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has ever been an officer or employee of Cintas. None of the members of the Compensation Committee is or was a participant in any related person transaction in fiscal 2008 (see the section titled Related Person Transactions in this proxy statement for a description of our policy on related person transactions). None of the members of the Compensation Committee is an executive officer of another entity at which one of our executive officers serves on the Board of Directors. No named executive officer of Cintas serves as a director or as a member of a committee of any company of which any of Cintas' nonemployee directors are executive officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on the review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Cintas' Proxy Statement on Schedule 14A.

Committee Members: Gerald V. Dirvin (Chairman), Gerald S. Adolph, Joyce Hergenhan and Roger L. Howe.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses and analyzes the compensation awarded to, earned by, or paid to the executive officers set forth in the Summary Compensation Table of this proxy statement (collectively, the named executive officers). It also discusses the principles underlying our policies and decisions.

Overview of Compensation Program

The Compensation Committee oversees the compensation programs of Cintas, with particular attention to the compensation for its Chief Executive Officer and the other named executive officers. It is the responsibility of the Committee to review and approve or, as the case may be, recommend to the Board of Directors for approval, changes to Cintas' compensation policies and benefits programs, to administer Cintas' stock plans including recommending and approving stock-based awards to named executive officers, and to otherwise ensure that Cintas' compensation philosophy is consistent with the best interests of Cintas and its shareholders and is properly implemented and monitored. Generally, the types of compensation and benefits provided to the named executive officers are similar to those provided to other executives.

The day-to-day administration of savings plans, profit sharing plans, stock plans, health, welfare and paid-time-off plans and policies applicable to salaried employees in general are handled by Cintas' human resources, finance and legal department employees. The responsibility for certain fundamental changes outside the day-to-day requirements necessary to maintain these plans and policies belongs to the Committee.

Cintas has no policy regarding share ownership by the named executive officers. Cintas does have a policy encouraging the named executive officers to retain shares acquired through the long-term equity incentive program.

Compensation Objectives

The primary focus of our executive compensation program is to support the corporate objective of maximizing the long-term value for our shareholders and employee-partners. We also strive to provide a competitive level of total compensation to all of our employee-partners, including the named executive officers, that attracts and retains talented and experienced individuals and that motivates them to contribute to Cintas' short-term and long-term success.

Our compensation program is designed to reward both individual and team performance, measured by overall Cintas results and the attainment of individual goals and productivity. The Executive Incentive Plan for fiscal 2008, which applies to all named executive officers, was based on growth in earnings per share (EPS) and the accomplishment of certain individual goals, except that the compensation arrangement with Mr. S. D. Farmer for fiscal 2008 was based on growth in EPS, growth in sales and other performance goals outlined by the Committee to Mr. S. D. Farmer.

Role of Executive Officers in Compensation Decisions

The Compensation Committee sets the compensation for the named executive officers based on recommendations set forth by management. Annually, the Committee performs a market analysis of executive compensation plans. The analysis looks at companies in Cintas' industry as well as companies that it considers to be Cintas' peer group (G&K Services, Unifirst Corporation, Aramark Corporation, The ServiceMaster Corporation, Iron Mountain Incorporated, Convergys Corporation, Robert Half International Inc., Paychex, Inc., Walgreen Co. and Fifth Third Bancorp). The Committee benchmarks base salary, annual cash incentives, long-term compensation and other compensation. The analysis shows that our named executive officers receive total compensation less than the total compensation of respective named executive officers of the majority of the companies in the peer group identified above.

Based on the market analysis and individual performance, the Vice Chairman of the Board of Directors makes a recommendation to the Committee on the Chief Executive Officer's base salary and annual cash incentive target for the upcoming fiscal year. The Chief Executive Officer makes a recommendation to the Committee for the base salaries and annual cash incentive targets for the upcoming fiscal year for the Senior Vice President and Chief Financial Officer, the Vice President and Secretary – General Counsel and the President and Chief Operating Officer. The Senior Vice President and Chief Financial Officer makes a recommendation to the Committee on the Vice President and Treasurer's base salary and annual cash incentive target for the upcoming fiscal year.

Elements Used to Achieve Compensation Components

The table below summarizes the fiscal 2008 compensation program elements for our named executive officers:

Element	Form of Compensation	Purpose
Base Salaries	Cash	Provides competitive, fixed compensation to attract and retain exceptional executive talent.
Annual Cash Incentives	Cash	Provides a variable financial incentive to achieve corporate and individual operating goals.
Long-Term Equity Incentives	Non-qualified stock options and restricted stock	Encourages named executive officers to build and maintain a long-term equity ownership position in Cintas so that their interests are aligned with our shareholders.
Health, Retirement and Other Benefits	Eligibility to participate in benefit plans generally available to our employee-partners, including Partners' Plan contributions, health, life insurance and disability plans; deferred compensation plan; and certain perquisites	Benefit plans are part of a broad-based employee benefits program. The deferred compensation plan and perquisites provide competitive benefits to our named executive officers.

We believe that each element of our compensation program plays a substantial role in maximizing long-term value for our shareholders and employee-partners because of the significant emphasis on pay-for-performance principles. Generally, approximately 50% of a named executive officer's total compensation is based on Cintas results and the attainment of individual goals. As a result, nonperformance has a significant effect on the amount of compensation realized by the named executive officers.

Each of these elements of pay is described in more detail below.

Base Salaries

The Compensation Committee annually reviews the base salaries of our named executive officers. The Committee also reviews a named executive officer's base salary whenever there is a change in that named executive officer's job responsibilities.

The factors that influence base salary decisions are levels of responsibility, potential for future responsibility, salary levels offered by comparably sized companies and overall performance of the individual. Taking these factors into account, following are the fiscal 2008 base salaries that were approved by the Committee for our named executive offers:

Officer	Fiscal 2008 Base Salary	% increase/(decrease) over the prior year
Scott D. Farmer	$700,000	6.1%
William C. Gale	$427,330	9.2%
Thomas E. Frooman	$393,594	9.2%
J. Phillip Holloman	$405,333	24.7%
Michael L. Thompson	$286,000	7.1%

The Compensation Committee increased the base salary of Mr. Holloman from $358,000 to $500,000 effective February 1, 2008, as a result of his promotion to President and Chief Operating Officer. In determining Mr. Holloman's increased base salary, the Compensation Committee reviewed the change in job responsibilities, past performance and contributions made to Cintas, competitive conditions and relationship of his compensation to the compensation of other senior executives and determined that the increase in base salary was appropriate in light of his new responsibilities and to reward performance, ensure retention and maintain appropriate compensation differentials among senior executives.

Annual Cash Incentives

The Compensation Committee strongly believes that variable annual cash incentives provide a direct financial incentive to achieve corporate and individual operating goals. At the beginning of each fiscal year, the Committee establishes an annual cash incentive target for each named executive officer (excluding Mr. S. D. Farmer) based on a target level of corporate EPS and achievement of individual goals.

Under the Executive Incentive Plan (Plan) approved by the Committee, the aggregate amount of annual cash incentive for fiscal 2008 for each eligible named executive officer is comprised of the sum of that named executive officer's incentive for the EPS component and the individual performance component. Based upon overall performance, the eligible named executive officers could earn 0% up to a maximum of 200% of the annual cash incentive target. The following table sets forth the annual cash incentive target and performance criteria that were reviewed and approved by the Committee:

Name	Annual Cash Incentive Target	EPS Component	Individual Performance Component
William C. Gale	$180,200	50%	50%
Thomas E. Frooman	$180,200	50%	50%
J. Phillip Holloman	$148,400	50%	50%
Michael L. Thompson	$ 58,300	50%	50%

The annual cash incentive payout percentage multiplier for each component is provided in the following tables:

EPS Component Level of Achievement	EPS Goals	Annual Cash Incentive Payout
Below Threshold	<$2.14	0%
Threshold	$2.14	50%
Target	$2.19	100%
Maximum	$2.30	200%

The EPS goals were established in light of the operating plans for Cintas for fiscal 2008.

Individual Performance Component Level of Achievement	Annual Cash Incentive Payout
Does Not Meet Goals	0%
Meets Most Goals	50%
Meets Goals	100%
Exceeds Goals	150%
Outstanding Achievement	200%

Under the Plan, annual cash incentive calculations for achievement of financial goals are based on actual results, subject to adjustment at the discretion of the Chief Executive Officer to exclude items that are not operational, such as accounting principle changes.

The Grants of Plan-Based Awards Table For Fiscal 2008 outlines estimated future payouts under non-equity incentive plan awards. As presented to and approved by the Compensation Committee, the actual annual cash incentive payments earned for fiscal 2008 as reflected in the Summary Compensation Table are as follows. Mr. Gale earned a fiscal 2008 annual cash incentive award of $191,463. His individual performance level was "Exceeds Goals" and Cintas' EPS was between "Threshold" and "Target". Mr. Frooman earned a fiscal 2008 annual cash incentive award of $191,463. His individual performance level was "Exceeds Goals" and Cintas' EPS was between "Threshold" and "Target". Mr. Holloman earned a fiscal 2008 annual cash incentive award of $185,500. His individual performance level was between "Exceeds Goals" and "Outstanding Achievement" and Cintas' EPS was between "Threshold" and "Target". Mr. Thompson earned a fiscal 2008 annual cash incentive award of $75,790. His individual performance level was "Outstanding Achievement" and Cintas' EPS was between "Threshold" and "Target".

For fiscal 2008, the Committee approved a total compensation plan for our Chief Executive Officer, Mr. S. D. Farmer. The aggregate amount of Mr. S. D. Farmer's annual cash incentive for fiscal 2008 is comprised of the financial objectives of growth of fiscal 2008 EPS and fiscal 2008 sales and non-financial goals. The percentage of the target annual cash incentive related to the growth of fiscal 2008 EPS, the growth of fiscal 2008 sales and the non-financial goals relating to employee diversity and retention goals are 43%, 43% and 14%, respectively. The Plan provided that if Cintas met the targeted growth in EPS and sales and the other non-financial goals, Mr. S. D. Farmer would receive a target annual cash incentive of $408,334. Based upon the overall achievement of these objectives, Mr. S. D. Farmer could earn 0% up to a maximum of 200% of the target annual cash incentive.

The annual cash incentive payout percentage multiplier for each component of Mr. S. D. Farmer's target annual cash incentive is provided in the following tables:

EPS Component Level of Achievement	EPS Goals	Annual Cash Incentive Payout
Below Threshold	<$2.14	0%
Threshold	$2.14	14%
Target	$2.19	100%
Maximum	$2.30	200%

Sales Growth Component Level of Achievement	Sales Growth Goals (% growth over fiscal 2007)	Annual Cash Incentive Payout
Below Threshold	4% or below	0%
Threshold	5%	14%
Target	8%	100%
Maximum	12%	200%

The performance components and targets were derived from the operating plans for Cintas for fiscal 2008 and represent goals for that year that the Committee believes will be challenging for Cintas, yet achievable if senior and operating management meet or surpass their business unit goals and objectives.

The Committee anticipates that similar performance components and targets will be utilized in fiscal 2009. However, the Committee reserves the right to determine on an ongoing basis the performance components and targets it will use in developing the performance-based portion of the named executive officers' compensation.

The EPS and sales growth goals were established in light of the operating plans for Cintas for fiscal 2008.

Employee Diversity and Retention Component Level of Achievement	Annual Cash Incentive Payout
Does Not Meet Goals	0%
Meets Most Goals	50%
Meets Goals	100%
Exceeds Goals	150%
Outstanding Achievement	200%

Under the Plan, annual cash incentive calculations for achievement of financial goals are based on actual results, subject to adjustment at the discretion of the Compensation Committee to exclude items that are not operational, such as accounting principle changes or revenue from an acquisition that was not in the business plan.

The Grants of Plan-Based Awards For Fiscal 2008 Table outlines estimated future payouts under non-equity incentive plan awards. Based on Cintas' EPS for fiscal 2008, Mr. S. D. Farmer received $50,000 under this portion of his plan. Mr. S. D. Farmer received $85,000 for the sales growth over fiscal 2007 of 6.2%, and he received $100,000 based on the performance of the non-financial goals outlined above. Mr. S. D. Farmer's total fiscal 2008 annual cash incentive award was $235,000.

Long-Term Equity Incentives

Long-term equity incentive compensation is comprised of non-qualified stock options and restricted stock. With respect to Mr. S. D. Farmer, equity awards are made at the discretion of the Compensation Committee and are based on Cintas' performance and his performance during fiscal 2008. With respect to Mr. Gale, Mr. Frooman, Mr. Holloman and Mr. Thompson, these awards are made pursuant to the criteria outlined in the Plan. The purpose of such awards is to encourage named executive officers to build and maintain a long-term equity ownership position in Cintas so that their interests are aligned with those of our shareholders.

Under the Plan, the amount of equity awards eligible for each named executive officer is based on a target level of corporate EPS and achievement of individual goals.

The tables below provide more detail with respect to the award percentage multiplier tied to each milestone level of achievement:

EPS Component Level of Achievement	EPS Goals	Equity Award %
Below Threshold	<$2.14	0%
Threshold	$2.14	50%
Target	$2.19	100%
Maximum	$2.30	200%

The EPS goals were established in light of the operating plans for Cintas for fiscal 2008.

Individual Performance Component Level of Achievement	Equity Award %
Does Not Meet Goals	0%
Meets Most Goals	50%
Meets Goals	100%
Exceeds Goals	150%
Outstanding Achievement	200%

For fiscal 2008, the Committee determined that equity awards made under the Plan would be based on an established target for each named executive officer. The factors that influence the setting of targets are level of responsibility, potential for future responsibility, market compensation analyses and overall performance of the individual. The Compensation Committee reviewed and approved the targets at the beginning of the fiscal year, and the award was granted based upon that named executive officer's performance to the targets outlined above.

Non-Qualified Stock Options

Mr. S. D. Farmer's awards were granted on the date the Compensation Committee met to discuss Mr. S. D. Farmer's performance against his performance goals. On July 21, 2008, the Committee awarded 10,000 non-qualified stock options to Mr. S. D. Farmer based on his level of performance versus his goals.

On July 17, 2008, Mr. Frooman, Mr. Holloman and Mr. Thompson were awarded 8,000, 8,000 and 6,250 non-qualified stock options, respectively, based on Cintas' fiscal 2008 EPS and their individual performance level, as outlined above under the Annual Cash Incentive section. In accordance with the 2005 Equity Compensation Plan, stock options are not granted to individuals age 55 or older, but instead, any stock option awards that would have been awarded to Mr. Gale were awarded as restricted shares. As such, Mr. Gale did not receive any non-qualified stock options.

As dictated by the 2005 Equity Compensation Plan, stock option awards have an exercise price equal to the closing stock price on the date of the award. As a result, stock options awarded to the named executive officers increase in value only if the market price of the common stock increases.

Restricted Stock

Mr. S. D. Farmer's awards were granted on the date the Compensation Committee met to discuss Mr. S. D. Farmer's performance against his performance goals. On July 21, 2008 the Committee awarded 7,220 restricted stock shares to Mr. S. D. Farmer based on his level of performance versus his goals.

On July 17, 2008, Mr. Gale, Mr. Frooman, Mr. Holloman and Mr. Thompson were awarded 5,367, 2,700, 2,700 and 1,500 restricted stock shares, respectively, based on Cintas' fiscal 2008 EPS and their individual performance level, as outlined above under the Annual Cash Incentive section.

Health, Retirement and Other Benefits

Cintas' benefits program includes retirement plans and group insurance plans. The objective of our group insurance plans is to provide our named executive officers with reasonable and competitive levels of protection from events which could interrupt the named executive officer's employment and/or income received as an active employee.

The retirement plans offered to named executive officers include Cintas' Partners' Plan and the Deferred Compensation Plan. The Partners' Plan is a noncontributory employee stock ownership plan and profit sharing plan with a 401(k) savings feature which covers substantially all employees. The Deferred Compensation Plan is discussed in more detail in the Nonqualified Deferred Compensation Table of this proxy statement, and its accompanying narrative and footnotes.

Executive perquisites are kept by the Committee to a minimal level and do not play a significant role in executive compensation. These benefits and their incremental cost to Cintas are described in the Summary Compensation Table and its footnotes. The Committee believes these perquisites to be reasonable, comparable with peer companies and consistent with Cintas' overall compensation practices.

Change in Control Agreements

Cintas has no policy regarding change in control agreements. For a further discussion on this topic, please see the section titled "Potential Payments Upon Termination, Retirement or Change of Control" of this proxy statement.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation we may deduct in any one year with respect to each named executive officer. There is an exception to the $1 million limitation for performance-based compensation meeting certain requirements. The Committee believes that all compensation paid to the named executive officers for fiscal year 2008 is properly deductible under Section 162(m), except with respect to the amount paid to Mr. S. D. Farmer in excess of the threshold amount.

Recovery of Prior Awards

We do not have a policy with respect to adjustment or recovery of awards or payments if relevant company performance measures upon which previous awards were based are restated or otherwise adjusted in a manner that would reduce the size of such award or payment. Under those circumstances, we expect that the Compensation Committee would evaluate whether compensation adjustments were appropriate based upon the facts and circumstances surrounding the applicable restatement or adjustment.

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation earned by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers during fiscal 2008 and fiscal 2007. These individuals are collectively known as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Scott D. Farmer President, Chief Executive Officer and Director	2008 2007	700,000 660,000	— —	181,094 130,771	242,956 228,120	235,000 200,000	59,692 69,119	1,418,742 1,288,010
William C. Gale Senior Vice President and Chief Financial Officer	2008 2007	427,330 391,400	— —	110,431 73,801	56,948 56,948	191,463 159,800	27,112 25,258	813,284 707,207
Thomas E. Frooman Vice President and Secretary – General Counsel	2008 2007	393,594 360,500	— —	70,406 51,979	78,482 66,613	191,463 158,900	32,615 31,989	766,560 669,981
J. Phillip Holloman President and Chief Operating Officer	2008 2007	405,333 325,000	— —	93,528 47,751	96,252 67,833	185,500 125,000	28,146 25,114	808,759 590,698
Michael L. Thompson Vice President and Treasurer	2008 2007	286,000 267,120	— —	35,419 25,181	80,719 71,446	75,790 53,000	25,271 23,339	503,199 440,086

(1) No discretionary cash bonuses were paid to any named executive officer during fiscal 2008 or fiscal 2007. A discretionary bonus is a cash payment made outside of the Executive Incentive Plan and determined at the discretion of the Compensation Committee.

(2) The compensation cost associated with restricted stock is based on the dollar amount recognized in fiscal 2008 for financial statement reporting purposes as determined pursuant to Statement of Financial Accounting Standard (SFAS) No. 123(R), excluding the estimate of forfeitures, rather than an amount paid to or realized by the named executive officer. See Note 11 of the Consolidated Financial Statements in our Annual Report on Form 10-K with respect to fiscal 2008 for the assumptions made in determining the estimated grant-date fair value of stock awards in accordance with SFAS No. 123(R).

(3) The compensation cost associated with stock options is based on the dollar amount recognized in fiscal 2008 for financial statement reporting purposes as determined pursuant to SFAS No. 123(R), excluding the estimate of forfeitures, rather than an amount paid to or realized by the named executive officer. See Note 11 of the Consolidated Financial Statements in our Annual Report on Form 10-K with respect to fiscal 2008 for the assumptions made in determining the estimated grant-date fair value of stock options in accordance with SFAS No. 123(R).

(4) Reflects the cash awards to the named executive officers under the Executive Incentive Plan discussed in further detail on page 11.

(5) All other compensation includes reimbursements for auto allowances, club dues, restricted stock dividends, executive medical programs and Partners' Plan contributions. All other compensation also includes financial planning fees for Mr. S. D. Farmer and use of Cintas' aircraft by Mr. S. D. Farmer.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2008

The following table sets forth certain information regarding all grants of plan-based awards made to the named executive officers during fiscal 2008 pursuant to the fiscal 2008 Executive Incentive Plan:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[6] ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Scott D. Farmer[1]	8/03/2007	0	408,334	816,667	0[2]	0[2]	0[2]				
	7/21/2008								10,000	27.88	163,200
	7/21/2008							7,220			201,294
William C. Gale[3]	8/30/2007	0	180,200	360,400							
	8/30/2007[5]				0	5,000	10,000				
	7/17/2008							5,367			146,519
Thomas E. Frooman[3]	8/30/2007	0	180,200	360,400							
	8/30/2007[4]				0	7,500	15,000				
	8/30/2007[5]				0	2,500	5,000				
	7/17/2008								8,000	27.30	130,560
	7/17/2008							2,700			73,710
J. Phillip Holloman[3]	7/16/2007	0	148,400	296,800							
	7/16/2007[4]				0	7,500	15,000				
	7/16/2007[5]				0	2,500	5,000				
	7/17/2008								8,000	27.30	130,560
	7/17/2008							2,700			73,710
Michael L. Thompson[3]	7/31/2007	0	58,300	116,600							
	7/31/2007[4]				0	5,000	10,000				
	7/31/2007[5]				0	1,200	2,400				
	7/17/2008								6,250	27.30	102,000
	7/17/2008							1,500			40,950

(1) Mr. S. D. Farmer is eligible for an annual cash incentive based on the achievement of targeted EPS growth and sales growth and other performance goals outlined by the Compensation Committee. If Cintas meets the targeted growth in EPS, growth in sales and the other key performance indicators, Mr. S. D. Farmer will receive the target annual cash incentive amount. The annual cash incentive can increase to up to 200% or decrease to 0% of the targeted amount, depending on the extent to which these goals are achieved. If the goals up to certain levels are not met, no annual cash incentive will be paid.

(2) Equity awards granted to Mr. S. D. Farmer were given at the discretion of the Compensation Committee after consideration of Mr. S. D. Farmer's performance versus his goals.

(3) Mr. Gale, Mr. Frooman, Mr. Holloman and Mr. Thompson are eligible for an annual cash incentive and a long-term equity incentive award based on the achievement of targeted EPS growth and individual goals linked to the named executive officer's individual area of responsibility. If Cintas meets the targeted EPS growth and the named executive officer achieves his individual goals, he will receive the targeted amount. This amount can increase to up to 200% or decrease to 0% of the target depending on the extent to which EPS and individual goals are achieved. If the goals up to a certain level are not met, no incentive will be paid. Restricted stock and non-qualified stock options awarded will be granted pursuant to the terms and conditions of the 2005 Equity Compensation Plan.

(4) Stock option portion of the fiscal 2008 Executive Incentive Plan.

(5) Restricted stock portion of the fiscal 2008 Executive Incentive Plan.

(6) The exercise price of an option is equal to the closing stock price on the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL 2008 YEAR-END

The following table provides information regarding unexercised stock options and unvested stock awards held by our named executive officers as of May 31, 2008:

	Option Awards[1]					Stock Awards[2]	
Name	Grant Date[3]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Scott D. Farmer	7/29/1999	15,000	—	41.96	7/29/2009		
	7/24/2000	15,000	—	42.67	7/24/2010		
	8/08/2001	10,000	—	47.35	8/08/2011		
	7/29/2003	—	50,000	39.29	7/29/2013		
	7/26/2004	—	25,000	42.06	7/26/2014		
	8/01/2005	—	25,000	44.43	8/01/2015		
	7/24/2006	—	15,000	35.99	7/24/2016		
	7/23/2007	—	7,500	38.74	7/23/2017		
	7/21/2008	—	10,000	27.88	7/21/2018	19,529	576,496
William C. Gale	7/29/1999	7,501	—	41.96	7/29/2009		
	7/24/2000	5,000	—	42.67	7/24/2010		
	7/22/2002	5,000	—	41.65	7/22/2012		
	2/28/2003	1,500	6,000	33.57	2/28/2013		
	7/26/2004	—	15,000	42.06	7/26/2014		
	8/01/2005	—	7,500	44.43	8/01/2015		
	7/17/2006	—	7,500	36.08	7/17/2016	12,258	361,856
Thomas E. Frooman	12/28/2001	25,000	—	49.69	12/28/2011		
	7/22/2002	15,000	—	41.65	7/22/2012		
	2/28/2003	4,000	16,000	33.57	2/28/2013		
	7/26/2004	—	15,000	42.06	7/26/2014		
	8/01/2005	—	7,500	44.43	8/01/2015		
	7/17/2006	—	7,500	36.08	7/17/2016		
	7/03/2007	—	6,575	39.84	7/03/2017		
	7/17/2008	—	8,000	27.30	7/17/2018	7,400	218,448
J. Phillip Holloman	8/05/1998	3,750	—	30.67	8/05/2008		
	7/29/1999	4,501	—	41.96	7/29/2009		
	7/24/2000	5,000	—	42.67	7/24/2010		
	9/29/2000	5,000	—	43.56	9/29/2010		
	8/08/2001	2,000	—	47.35	8/08/2011		
	7/22/2002	3,000	—	41.65	7/22/2012		
	3/28/2003	1,500	6,000	35.02	3/28/2013		
	7/29/2003	—	1,000	39.29	7/29/2013		
	7/26/2004	—	7,500	42.06	7/26/2014		
	8/01/2005	—	15,000	44.43	8/01/2015		
	7/17/2006	—	5,650	36.08	7/17/2016		
	7/03/2007	—	7,500	39.84	7/03/2017		
	1/31/2008	—	25,000	32.82	1/31/2018		
	7/17/2008	—	8,000	27.30	7/17/2018	12,100	357,192
Michael L. Thompson	8/05/1998	1,500	—	30.67	8/05/2008		
	7/29/1999	2,250	—	41.96	7/29/2009		
	8/08/2001	1,000	—	47.35	8/08/2011		
	7/22/2002	5,000	—	41.65	7/22/2012		
	1/31/2003	600	2,400	41.30	1/31/2013		
	7/29/2003	—	3,000	39.29	7/29/2013		
	7/26/2004	—	5,000	42.06	7/26/2014		
	8/01/2005	—	5,000	44.43	8/01/2015		
	1/27/2006	—	15,000	42.73	1/27/2016		
	7/17/2006	—	4,400	36.08	7/17/2016		
	7/03/2007	—	5,000	39.84	7/03/2017		
	7/17/2008	—	6,250	27.30	7/17/2018	3,800	112,176

(1) Stock options dated after June 1, 2008, have a 10-year term and vest at a rate of 33% per year, beginning on the third anniversary of the date of grant and ending on the fifth anniversary of the date of grant. Stock options dated prior to June 1, 2008, have a 10-year term and vest at a rate of 20% per year, beginning on the fifth anniversary of the date of grant with the following exceptions:

Age 51 at fiscal year-end – 25% per year vesting, beginning fifth anniversary of grant
Age 52 at fiscal year-end – 33% per year vesting, beginning fifth anniversary of grant
Age 53 at fiscal year-end – 50% per year vesting, beginning fifth anniversary of grant
Age 54 at fiscal year-end – 100% per year vesting, beginning fifth anniversary of grant
Age 55 or older at fiscal year-end – stock options are never granted. Those amounts are converted to restricted stock awards.

(2) Restricted stock awards vest three years from the date of grant.

(3) During fiscal 2005, the Compensation Committee of the Board of Directors approved a resolution to accelerate the vesting for certain "out-of-the-money" options. The "out-of-the-money" options that were accelerated were granted to employees during fiscal 2000, 2001, 2002 and 2003.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2008

The following table provides information for each of the named executive officers on stock option exercises during fiscal 2008, including the number of shares acquired upon exercise and the value realized:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise[1] ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Scott D. Farmer	54,000	799,648	—	—
William C. Gale	—	—	—	—
Thomas E. Frooman	—	—	—	—
J. Phillip Holloman	—	—	—	—
Michael L. Thompson	—	—	—	—

(1) The value realized on exercise is the market value at the time of exercise of the shares purchased less the exercise price paid.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2008

Our named executive officers are eligible to participate in a Deferred Compensation Plan. This Plan permits a group of highly compensated employees of Cintas to defer the receipt of current year compensation which they have earned during the year. This Plan is intended to assist Cintas in the retaining and attracting of individuals of exceptional ability.

Our named executive officers may elect to defer up to 75% of their base salary and up to 100% of their earned annual cash incentive awards. Amounts deferred are credited to the named executive officer's account under the Plan and are fully vested.

Future payments are distributed in a lump sum or in annual installments, based on the choice of the named executive officer. If the form of payment selected provides for subsequent payments, subsequent payments will be made on the anniversary of the initial payment. All amounts are payable in a lump sum if the named executive officer terminates employment prior to the date specified. All distribution decisions and payments under the Plan are subject to compliance with section 409A of the Internal Revenue Code.

While deferred, amounts are credited with "earnings" as if they were invested as the named executive officer chose in one or more investment options available under the Plan. The named executive officer's' accounts under the Plan will be adjusted from time to time, up or down, depending upon performance of the investment options chosen.

The following table provides information relating to the activity in the Deferred Compensation Plan accounts of the named executive officers during fiscal 2008 and the aggregate balance of the accounts as of May 31, 2008:

Name	Executive Contributions in Fiscal 2008[1] ($)	Registrant Contributions in Fiscal 2008[2] ($)	Aggregate Earnings in Fiscal 2008[3] ($)	Aggregate Balance at May 31, 2008 ($)
Scott D. Farmer	—	—	—	—
William C. Gale	—	—	—	—
Thomas E. Frooman	20,046	—	(853)	25,096
J. Phillip Holloman	33,281	27,085	(1,505)	64,218
Michael L. Thompson	78,336	—	(6,391)	86,031

(1) Executive contributions are included in the named executive officer's salary and/or non-equity incentive plan compensation as presented in the Summary Compensation Table.

(2) Reflects contributions made by Cintas to Mr. Holloman's Deferred Compensation Plan for fiscal 2007 prior to his promotion to President and Chief Operating Officer on February 1, 2008.

(3) Reflects the amount of earnings during fiscal 2008 equivalent to the performance of the investment options chosen by the named executive officer.

POTENTIAL PAYMENTS UPON TERMINATION, RETIREMENT OR CHANGE OF CONTROL

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, except for a "for cause" termination, he is entitled to receive amounts earned during his term of employment. Such amounts include:

- the right to exercise within 60 days of termination all vested stock options granted under Cintas equity compensation plans as reflected in the Outstanding Equity Awards at Fiscal 2008 Year-End table;
- amounts contributed, earned and vested under the Cintas Partners' Plan;
- amounts contributed and earned under the Deferred Compensation Plan as reflected in the Nonqualified Deferred Compensation for Fiscal 2008 table.

In addition, if Cintas elects to terminate a named executive officer, he will receive four weeks written notice or four weeks of base salary instead of notice. Generally, Cintas makes no payments to executives terminated for cause. Cintas has no policy regarding severance payments.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, he is entitled to receive amounts earned during his term of employment. Such amounts include:

- the right to exercise within one year of retirement all vested stock options granted under Cintas equity compensation plans as reflected in the Outstanding Equity Awards at Fiscal 2008 Year-End table;
- amounts contributed and vested under the Cintas Partners' Plan;
- amounts contributed and earned under the Deferred Compensation Plan as reflected in the Nonqualified Deferred Compensation for Fiscal 2008 table.

Cintas has no policy regarding retirement arrangements.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading "Payments Made Upon Retirement" above, the named executive officer will receive benefits under Cintas' disability plan or payments under Cintas' life insurance plan, as appropriate. These payments are generally available to all employees.

Payments Made Upon a Change of Control

Cintas has no policy regarding a change of control.

NONEMPLOYEE DIRECTOR COMPENSATION FOR FISCAL 2008

For fiscal 2008, Directors who are not employees of Cintas received a $40,000 cash annual retainer, payable quarterly, plus an additional $2,750 for each meeting attended. Directors received $1,375 for each telephonic meeting attended. Committee members also received $1,200 for each Committee meeting attended (except for telephonic meetings). Committee members received $600 for attending each telephonic meeting. Committee Chairmen (other than the Audit Committee Chairman) received an additional fee of $5,000. The Audit Committee Chairman received an additional fee of $8,000. Directors are also reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at Board or Committee meetings. Directors who are employees of Cintas are not separately compensated for serving as Directors.

Each nonemployee Director was also granted 750 shares of restricted stock and an option to purchase 2,000 shares of Cintas stock at an exercise price equal to the closing market price on the date of grant. The restricted stock awards vest 100% after three years from the date of grant. The stock options vest 25% per year on the first anniversary of the grant.

Nonemployee directors may choose to defer all or part of these fees into Cintas stock equivalents with dividends or into a deferred account that earns interest at a rate equal to one-year United States Treasury Bills, determined as of the preceding December 31, increased by 100 basis points. Deferred fees are payable either in a lump sum or over a period of 12 to 120 monthly installments beginning in the month selected by the Director, but in no case later than the first month after the Director leaves the Board.

The following table details fiscal 2008 compensation paid to nonemployee directors:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Total ($)
Gerald S. Adolph	64,300	17,351	6,801	88,452
Paul R. Carter	77,100	17,351	11,181	105,632
Gerald V. Dirvin	69,300	17,351	11,181	97,832
Joyce Hergenhan	64,300	17,351	11,181	92,832
Roger L. Howe	71,500	17,351	11,181	100,032
David C. Phillips	74,100	17,351	11,181	102,632
Ronald W. Tysoe[4]	15,150	3,928	1,324	20,402

(1) Represents the amount of cash compensation earned in fiscal 2008 for Board and Committee service. A director may choose to have all or part of his or her compensation deferred in the form of Cintas stock or one-year U.S. treasury bills plus 100 basis points. The Directors who invested in Cintas stock would receive earnings equal to any other shareholder who invested like money at the same time during fiscal 2008. Mr. Carter, Mr. Phillips and Mr. Tysoe chose to receive all or a portion of their fees in Cintas stock as described above. Mr. Carter received 2,420 shares, Mr. Phillips received 2,297 shares and Mr. Tysoe received 268 shares.

(2) The compensation cost associated with restricted stock is based on the dollar amount recognized in fiscal 2008 for financial statement reporting purposes as determined pursuant to SFAS No. 123(R), excluding the estimate of forfeitures, rather than an amount paid to or realized by the director. See Note 11 of the Consolidated Financial Statements in

our Annual Report on Form 10-K with respect to fiscal 2008 for the assumptions made in determining the estimated grant-date fair value of stock awards in accordance with SFAS No. 123(R). The aggregate grant date fair value of the 750 restricted stock awards granted to Mr. Tysoe during fiscal 2008 was $23,565. The aggregate grant date fair value of the 750 restricted stock awards granted to each of the other Directors during fiscal 2008 was $26,963.

(3) The compensation cost associated with stock options is based on the dollar amount recognized in fiscal 2008 for financial statement reporting purposes as determined pursuant to SFAS No. 123(R), excluding the estimate of forfeitures, rather than an amount paid to or realized by the director. See Note 11 of the Consolidated Financial Statements in our Annual Report on Form 10-K with respect to fiscal 2008 for the assumptions made in determining the estimated grant-date fair value of stock options in accordance with SFAS No. 123(R).

(4) Ronald W. Tysoe was elected to the Board on January 15, 2008.

The following table details the grant date fair value of each stock option award granted in fiscal 2008:

Name	Grant Date	Shares Granted (#)	Grant Date Fair Value ($)
Gerald S. Adolph	10/23/2007	2,000	29,160
Paul R. Carter	10/23/2007	2,000	29,160
Gerald V. Dirvin	10/23/2007	2,000	29,160
Joyce Hergenhan	10/23/2007	2,000	29,160
Roger L. Howe	10/23/2007	2,000	29,160
David C. Phillips	10/23/2007	2,000	29,160
Ronald W. Tysoe	1/15/2008	2,000	26,480

Outstanding option awards for each director at May 31, 2008 are as follows:

Name	Options Outstanding (#)
Gerald S. Adolph	5,000
Paul R. Carter	9,000
Gerald V. Dirvin	13,000
Joyce Hergenhan	7,000
Roger L. Howe	13,000
David C. Phillips	8,000
Ronald W. Tysoe	2,000

PRINCIPAL SHAREHOLDERS

The following table sets forth the names and addresses of the only shareholders known by Cintas to own beneficially 5% or more of its outstanding Common Stock as of August 19, 2008:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Richard T. Farmer[(1)]	17,255,854[(3)]	11.2%
Arnhold & S. Bleichroeder Advisers, LLC[(2)]	11,069,001	7.2%

[(1)] The mailing address of Richard T. Farmer is Cintas Corporation, 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737.

[(2)] The mailing address of Arnhold & S. Bleichroeder Advisers, LLC is 1345 Avenue of the Americas, New York, New York 10105.

[(3)] Includes 12,905,944 shares owned by a corporation controlled by Mr. Farmer, 811,028 shares held in trust for members of Mr. Farmer's family and 37,718 shares held by a family partnership.

SECURITY OWNERSHIP OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

The following table shows the amount of Cintas Corporation Common Stock each director and named executive officer named in the Summary Compensation Table owned on August 19, 2008:

Name and Age of Beneficial Owner	Position	Common Stock Beneficially Owned[1] Amount and Nature of Beneficial Ownership	Percent of Class
Richard T. Farmer 73	Chairman of the Board	17,255,854[2]	11.2%
Robert J. Kohlhepp 64	Vice Chairman of the Board	1,596,322[3]	1.0%
Scott D. Farmer 49	President, Chief Executive Officer and Director	1,398,750[4]	*
Gerald S. Adolph 54	Director	2,750	*
Paul R. Carter 68	Director	8,750	*
Gerald V. Dirvin 71	Director	34,992	*
Joyce Hergenhan 66	Director	5,750	*
Roger L. Howe 73	Director	1,039,434[5]	*
David C. Phillips 70	Director	6,850[6]	*
Ronald W. Tysoe 55	Director	750	*
William C. Gale 56	Senior Vice President and Chief Financial Officer	83,388	*
Thomas E. Frooman 41	Vice President and Secretary – General Counsel	78,410	*
J. Phillip Holloman 52	President and Chief Operating Officer	34,139	*
Michael L. Thompson 42	Vice President and Treasurer	45,922	*
All Directors and Executive Officers as a Group (14 persons)		21,592,061[7]	14.0%

* Less than 1%

[1] Included in the amount of Common Stock beneficially owned are the following shares of Common Stock for options exercisable within 60 days: Mr. Kohlhepp – 15,000 shares; Mr. S. Farmer – 50,000 shares; Mr. Adolph – 1,250 shares; Mr. Carter – 5,250 shares; Mr. Dirvin – 9,250 shares; Ms. Hergenhan – 3,250 shares; Mr. Holloman – 21,201 shares;

Mr. Howe – 9,250 shares; Mr. Phillips – 4,250 shares; Mr. Gale – 19,001 shares; Mr. Frooman – 44,000 shares and Mr. Thompson – 9,450 shares.

(2) See Principal Shareholders on page 25.

(3) Includes 80,000 shares held in trust for members of Mr. Kohlhepp's family, 26,016 shares held by a corporation that is controlled by Mr. Kohlhepp and 658,737 shares held by a family partnership.

(4) Includes 723,669 shares held in trust for the benefit of Mr. Farmer's children, 4,038 shares owned by Mr. Farmer's wife and 83,880 shares held by a limited partnership.

(5) Includes 161,472 shares owned by a limited partnership, 84,000 shares owned by Mr. Howe's wife as trustee and 45,500 shares owned by a family foundation.

(6) Includes 500 shares held by a family trust.

(7) Includes options for 191,152 shares, which are exercisable within 60 days.

The following is a description of our non-director named executive officers:

William C. Gale joined Cintas in April 1995 as Vice President-Finance and Chief Financial Officer. He was appointed Senior Vice President in July 2003. He is responsible for finance, accounting and administration.

Thomas E. Frooman joined Cintas in December 2001 as Vice President and Secretary – General Counsel.

J. Phillip Holloman joined Cintas in 1996. He has held various positions within Cintas, including Vice President Engineering/Construction from 1996 to 2000, Vice President of the Distribution/Production Planning Division from 2000 to 2003, Executive Champion of Six Sigma Initiatives from 2003 to 2005 and Senior Vice President Global Supply Chain Management from 2005 to 2008. He was appointed President and Chief Operating Officer in February 2008.

Michael L. Thompson joined Cintas in 1994. He has held various positions within Cintas, including Director of Corporate Development and Corporate Controller. He was elected Vice President and Treasurer in January 2006.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Cintas' executive officers, directors and persons who own more than ten percent of Cintas' Common Stock to file reports of ownership with the Commission and to furnish Cintas with copies of these reports. Based solely upon its review of reports received by it, or upon written representation from certain reporting persons that no reports were required, Cintas believes that during fiscal 2008 all filing requirements were met.

RELATED PERSON TRANSACTIONS

Cintas Corporation has a 25% interest in a corporate airplane with its Chairman, Richard T. Farmer and his wholly owned company. This arrangement began on February 23, 2006. Cintas manages the airplane under an operating agreement whereby each party pays their own operating expenses for use of the plane, and common costs are shared based on ownership percentages. For fiscal 2008, Cintas was reimbursed $1,258,725 under this arrangement.

In connection with the derivative action captioned *Manville Personal Injury Settlement Trust v. Richard T. Farmer, et. al., A0806822*, filed in the Court of Common Pleas, Hamilton County, Ohio, on or about July 17, 2008 as reported in Cintas' Form 10-K, Cintas hereby reports its intention pursuant to Section 23B.08.600 of the Washington Business Corporation Act ("WBCA"), subject to any and all applicable provisions of the WBCA and Cintas' Bylaws (as such may be amended from time to time), to indemnify and/or advance expenses (the specific amounts of which are unknown as of the date of mailing of Cintas' 2008 proxy materials) to the directors and executive officers named as defendants in this action. Specifically, Sections 23B.08.500 through 23B.08.600 of the WBCA provide that a corporation may indemnify a director who is made party to a proceeding if the director acted in good faith, reasonably believed that his or her conduct was in the corporation's best interests and had no reasonable cause to believe that his or her conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation (also known as a "derivative action") in which the director is adjudged liable to the corporation or in connection with any other proceeding in which the director is adjudged liable on the basis that he or she received an improper personal benefit. In the case of derivative actions, indemnification extends only to reasonable expenses incurred in connection with the defense or settlement of the action. Cintas' bylaws provide for indemnification of directors, officers, employees and agents to the maximum extent permitted by Washington law.

Cintas engages Keating Muething & Klekamp PLL for a variety of legal services. Robert E. Coletti, a partner of the firm, is an in-law of Richard T. and Scott D. Farmer. Cintas paid the firm fees of $7,347,540 for legal services during the fiscal year ending May 31, 2008. Mr. Coletti does not receive any direct compensation from fees paid by Cintas to the firm.

Certain stock exchange rules require Cintas to conduct an appropriate review of all related party transactions (those required to be disclosed by Cintas pursuant to SEC Regulation S-K Item 404) for potential conflict of interest situations on an ongoing basis and that all such transactions must be approved by the Audit Committee or another committee comprised of independent directors. As a result, the Audit Committee annually reviews all such related party transactions and approves such related party transactions only if it determines that it is in the best interests of Cintas. In considering the transaction, the Audit Committee may consider all relevant factors, including as applicable (i) Cintas' business rationale for entering into the transaction; (ii) the alternatives to entering into a related person transaction; (iii) whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (vi) the overall fairness of the transaction to Cintas.

While Cintas adheres to this policy for potential related person transactions, the policy is not in written form (other than as part of listing agreements with stock exchanges to the extent required). However, approval of such related person transactions is evidenced by Audit Committee resolutions in accordance with our practice of approving transactions in this manner.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Item 2 on the Proxy Card)

Although not required, the Board is seeking shareholder ratification of the selection by the Audit Committee of Ernst & Young LLP as Cintas' independent registered public accounting firm for fiscal 2009. If shareholders do not ratify this selection, the Audit Committee intends to continue the employment of Ernst & Young LLP at least through fiscal 2009, as the new fiscal year has already commenced. However, the Audit Committee will take the vote into account in selecting the independent registered public accounting firm for fiscal 2010. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement, if they desire to do so, and to respond to appropriate questions that may be asked by shareholders.

OTHER ITEMS TO BE VOTED ON BY SHAREHOLDERS

First Shareholder Proposal
(Item 3 on the Proxy Card)

The North Carolina Equity Investment Fund has advised us that it intends to present the following proposal:

RESOLVED, that pursuant to Section 23B.10.200 of the Revised Code of Washington, Article TEN of the Restated Articles of Incorporation of Cintas Corporation ("Cintas") and Article X of the Bylaws, the shareholders of Cintas hereby adopt the following new section 10 of Article III of the Bylaws:

Section 10. Qualifications of Chairman.

(a) The Chairman of the Board of Directors shall be a Director who is independent from the Corporation. For purposes of this By-Law, "independent" has the meaning set forth in the NASDAQ listing standards. If the Corporation's common stock is listed on the New York Stock Exchange ("NYSE"), the definition of independence set forth in the NYSE's listing standards shall apply. If the Corporation's common stock is not traded on a national exchange, NASDAQ's standard shall apply.

(b) If the Directors determine that a Chairman who was independent at the time he or she was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this By-Law within [60] days of such determination.

(c) This By-Law shall be implemented in a way that does not violate any contractual obligation of the Corporation.

(d) Compliance with this By-Law shall be excused if no Director who qualifies as independent is elected by the Shareholders or if no Director who is independent is willing to serve as Chairman.

(e) This By-Law may be amended or repealed only by the Shareholders, Article X of these Bylaws regarding Board amendment of these Bylaws notwithstanding."

Supporting Statement

The Board of Directors is elected by shareholders to oversee management and its Chair provides leadership for the Board. We believe that to be effective, a Board must be led by a Chair who is independent of management.

The National Association of Corporate Directors recommends that Boards designate an independent director as Chair or Lead Director to evaluate CEO and Board Chair functions.

Strengthening Boards through independent Chairs has been central to corporate reform at Disney, AIG, and Fannie Mae – all moved to appoint independent Chairs in 2005.

In 2003, the Conference Board issued a report on corporate governance in the wake of recent corporate scandals. The Commission's members included John Snow, U.S. Treasury Secretary and Former Chairman of CSX corporation; John Bogle, the Founder and former Chairman of Vanguard Group; Arthur Levitt Jr., former SEC Chairman; and former Federal Reserve System Chairman Paul Volcker.

The Report discussed three principal approaches to provide the appropriate balance between board and CEO functions, including:

The roles of Chairman and CEO would be performed by two separate individuals, and the Chairman would be one of the independent directors.

- The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, January 9, 2003.

We urge your support FOR this proposal to require that the Chairman of the Board of Directors be an independent director.

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

At the 2007 Annual Meeting of Shareholders, Cintas' shareholders rejected a substantially identical proposal and should continue to do so.

The composition of Cintas' Board of Directors is governed by NASDAQ rules requiring that a majority of directors meets independence standards established by NASDAQ. Cintas' Board meets those standards as seven of the Company's ten directors are independent. Additionally, Cintas' independent directors hold regular executive sessions. The NASDAQ standards are not concerned with the identity of the Chairman of the Board.

In addition, if this proposal were adopted, Cintas' Board would be limited in its search when filling the Chairman position. It is the Board's contention that the Chairman of a corporation should be the most qualified individual available to serve in that capacity. The Board needs to be able to use its business judgment to determine which individual has the knowledge, skill, commitment and necessary understanding of the Company and applicable industries to best perform the Chairman's role. To preclude an individual's eligibility to serve as Chairman based solely on an independence requirement would be a disservice to Cintas and its shareholders, as the most qualified and experienced candidate may not satisfy that single requirement.

Accordingly, the Board requests a vote AGAINST this proposal.

Second Shareholder Proposal
(Item 4 on the Proxy Card)

The American Federation of State, County & Municipal Employees has advised us that it intends to present the following proposal:

> RESOLVED, that shareholders of Cintas request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practice, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation. A recent study of executive compensation in the U.K. before and after the adoption of the shareholder advisory vote there found that CEO cash and total compensation became more sensitive to negative operating performance after the vote's adoption. (Sudhakar Balachandran et al., "Solving the Executive Compensation Problem through Shareholder Votes? Evidence from the U.K." (Oct. 2007).)

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly we urge Cintas' Board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide Cintas with useful information about shareholders' views on the company's senior executive compensation, as reported each year, and would facilitate constructive dialogue between shareholders and the Board.

We urge shareholders to vote FOR this proposal.

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

After careful consideration, the Board of Directors believes that adopting this proposal is unnecessary and not in the best interest of Cintas and its shareholders.

The Board recognizes that executive compensation is an important matter for our shareholders and appreciates the underlying goal of the proposal. However, the Board believes that passage of this proposal would actually provide a relatively ineffective and potentially counter-productive means for shareholders to express their views on this important subject, and is unnecessary because shareholders already have more effective ways to communicate their views on executive compensation directly to the Board, including members of the Compensation Committee.

The Board believes that our Compensation Committee is in the best position to determine the proper structure of Cintas' executive compensation and that the advisory vote called for by this proposal would not enhance the Board of Directors' executive compensation process. The Committee consists entirely of independent directors and is responsible for the establishment and administration of executive compensation policies that are designed to attract, motivate and retain the most highly talented leadership for Cintas. The Committee may, from time to time, engage an independent compensation consultant to help it establish the compensation packages for Cintas' executive officers in a manner that provides appropriate incentives and is competitive with our peer group, taking into account numerous complicated and inter-related factors such as industry trends and shareholder preferences. The Board has great confidence that the Committee's knowledge of the Company and the industries in which it competes will continue to enable it to understand and apply compensation practices in a manner that will fulfill its fiduciary duties to shareholders.

The Board also believes that an advisory vote would not provide the Committee with meaningful guidance in considering its compensation philosophy and policies or in making specific compensation decisions, because the vote would not communicate specific shareholder views or concerns regarding executive compensation packages. While the Board believes that shareholders should have the opportunity to provide feedback related to executive compensation, there are already more effective methods of communicating feedback to the Board of Directors and the Compensation Committee. As provided for under our corporate governance policies, shareholders can communicate directly with the full Board or individual directors by mail or through our website in each case to the attention of the Secretary. By communicating directly with the Board through these channels, shareholders can provide specific feedback regarding our executive compensation philosophy, practices and decisions. The Board believes this is a much more effective and accurate method of expressing particular observations, concerns or criticisms related to our executive compensation rather than a simple "for" or "against" advisory vote, which provides no meaningful insight into specific views or concerns that a shareholder may have.

Additionally, shareholders who are dissatisfied with our executive compensation policies may demonstrate their dissatisfaction through the director nomination and election process.

Accordingly, the Board requests a vote AGAINST this proposal.

Upon oral or written request to Thomas E. Frooman, Secretary, 6800 Cintas Boulevard, Cincinnati, Ohio 45262, Cintas will provide the name, address, and number of voting securities held by the proponents of Items 3 and 4.

PROPOSALS FOR NEXT YEAR

Shareholders who desire to have proposals included in the Notice for the 2009 Shareholders' Meeting must submit their proposals in writing to Cintas at its offices on or before May 7, 2009 and must comply with any and all requirements set forth in Cintas' Bylaws as such may be amended from time to time.

The form of Proxy for Cintas' Annual Meeting of Shareholders grants authority to the designated proxies to vote in their discretion on any matters that come before the meeting except those set forth in Cintas' proxy statement and except for matters as to which adequate notice is received. In order for a notice to be deemed adequate for the 2009 Shareholders' Meeting, it must be received prior to July 22, 2009.

Cintas' Bylaws require that items of new business and nominees for director be presented at least 90 days prior to the date of the meeting. If there is a change in the anticipated date of next year's Annual Meeting or these deadlines by more than 30 days, Cintas will notify all shareholders of this change through Form 8-K, 10-Q or 10-K filings.

OTHER MATTERS

Cintas knows of no other matters to be presented at the meeting other than those specified in the Notice.

QUESTIONS?

If you have questions or need more information about the annual meeting, write to:

Thomas E. Frooman
Vice President and Secretary - General Counsel
6800 Cintas Boulevard
P. O. Box 625737
Cincinnati, Ohio 45262-5737
or call (513) 459-1200.

For information about your record holding, call Wells Fargo at 1-800-468-9716. We also invite you to visit Cintas' Internet site at www.cintas.com. Internet site materials are for your general information and are not part of this proxy solicitation.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended May 31, 2008

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-11399

CINTAS CORPORATION
(Exact name of Registrant as specified in its charter)

Incorporated under the Laws of Washington
(State or other jurisdiction of incorporation or organization)

IRS Employer ID No. 31-1188630

6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(Address of principal executive offices)
Phone: (513) 459-1200
(Telephone number of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by checkmark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES _✓_ NO ___

Indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ___ NO _✓_

Indicate by checkmark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

YES _✓_ NO ___

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. _✓_

Indicate by checkmark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer _✓_ Accelerated Filer ___ Smaller Reporting Company ___ Non-Accelerated Filer ___ (Do not check if a smaller reporting company)

Indicate by checkmark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No _✓_

The aggregate market value of the Common Stock held by non-affiliates as of November 30, 2007, was $4,916,136,923 based on a closing sale price of $31.99 per share. As of June 30, 2008, 173,083,426 shares of Common Stock were issued and 153,691,103 shares were outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement to be filed with the Commission for its 2008 Annual Meeting of Shareholders are incorporated by reference in Part III as specified.

Cintas Corporation
Index to Annual Report on Form 10-K

Part I

Item 1. Business

Cintas Corporation (Cintas), a Washington corporation, provides highly specialized products and services to businesses of all types throughout the United States and Canada. Cintas' products and services are designed to enhance its customers' images and brand identification as well as provide a safe and efficient work place. Cintas was founded in 1968 by Richard T. Farmer, Chairman of the Board, when he left his family's industrial laundry business in order to develop uniform programs using an exclusive new fabric. In the early 1970's, Cintas acquired the family industrial laundry business. Over the years, Cintas developed additional products and services that complemented its core uniform business and broadened the scope of products and services available to its customers.

The products and services provided by Cintas are as follows:

- Uniforms and Apparel
- Mats, Mops and Towels
- Restroom and Hygiene Service
- First Aid
- Safety
- Fire Protection
- Branded Promotional Products
- Document Shredding and Storage
- Cleanroom Resources
- Flame Resistant Clothing

We provide our products and services to approximately 800,000 businesses of all types—from small service and manufacturing companies to major corporations that employ thousands of people. This diversity in customer base results in no individual customer accounting for greater than one percent of Cintas' total revenue. As a result, the loss of one account would not have a significant financial impact on Cintas.

Cintas historically classified its businesses into two operating segments, Rentals and Other Services. The Rentals operating segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom and hygiene products and services are also provided within this operating segment. Effective June 1, 2007, this operating segment has been renamed Rental Uniforms and Ancillary Products.

The Other Services operating segment historically consisted of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Effective June 1, 2007, the Other Services operating segment was separated into three reportable operating segments—Uniform Direct Sales operating segment, First Aid, Safety and Fire Protection Services operating segment and Document Management Services operating segment. This change provides more visibility to these operating segments as they continue to grow and have a larger impact on Cintas' consolidated results of operations. The Uniform Direct Sales operating segment consists of the direct sale of uniforms and related items and branded promotional products. The First Aid, Safety and Fire Protection Services operating segment consists of first aid, safety and fire protection products and services. The Document Management Services operating segment consists of document shredding and document storage services.

The following table sets forth the revenue derived from each operating segment provided by Cintas. Fiscal 2007 and fiscal 2006 have been restated to reflect the change to the reportable operating segments made effective June 1, 2007.

Year Ended May 31, (in thousands)	**2008**	2007	2006
Rental Uniforms and Ancillary Products	$ 2,834,568	$ 2,734,629	$ 2,568,776
Uniform Direct Sales	517,490	501,443	484,934
First Aid, Safety and Fire Protection Services	403,552	362,417	285,348
Document Management Services	182,290	108,411	64,550
	$ 3,937,900	$ 3,706,900	$ 3,403,608

Additional information is also included in Note 13 entitled Segment Information in "Notes to Consolidated Financial Statements."

The primary markets served by all Cintas operating segments are local in nature and highly fragmented. Cintas competes with national, regional and local providers, and the level of competition varies at each of Cintas' local operations. Product, design, price, quality, service and convenience to the customer are the competitive elements in each of our operating segments.

Within the Rental Uniforms and Ancillary Products operating segment, Cintas provides its products and services to customers via local delivery routes originating from rental processing plants and branches. Within the Uniform Direct Sales and First Aid, Safety and Fire Protection Services operating segments, Cintas provides its products and services via its distribution network and local delivery routes or local representatives. Within the Document Management Services operating segment, Cintas provides its services via local service routes originating from document management branches and document storage facilities. In total, Cintas has approximately 8,400 local delivery routes, 405 operations and 8 distribution centers. At May 31, 2008, Cintas employed approximately 34,000 employees of which approximately 400 were represented by labor unions.

Cintas sources finished products from many outside suppliers. In addition, Cintas operates 10 manufacturing facilities which provide for standard uniform needs. Cintas purchases fabric, used in its manufacturing process, from several suppliers. Cintas is not aware of any circumstances that would hinder its ability to continue obtaining these materials.

Cintas is subject to various environmental laws and regulations, as are other companies in the uniform rental industry. While environmental compliance is not a material component of our costs, Cintas must incur capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis. Environmental spending related to water treatment and waste removal was approximately $17 million in fiscal 2008 and approximately $16 million in fiscal 2007. Capital expenditures to limit or monitor hazardous substances were approximately $4 million in fiscal 2008 and approximately $2 million in fiscal 2007. Cintas does not expect a material change in the cost of environmental compliance on a percent to revenue basis and is not aware of any material non-compliance with environmental laws.

Cintas files annual and quarterly reports and proxy materials with the Securities and Exchange Commission (SEC). The public may copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549 and may obtain further information concerning the operation of the Public Reference

Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site that contains the same information regarding Cintas that is filed electronically with the SEC. The address of that site is: http://www.sec.gov. Cintas' Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K and amendments to those reports are available free of charge as posted on its website, www.cintas.com, as soon as reasonably practicable after electronically filing with the SEC. The information on Cintas' website is not part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

The statements in this section describe major risks that could materially and adversely affect our business, financial condition and results of operations, and the trading price of our debt or equity securities could decline.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

This Annual Report on Form 10-K contains forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "predicts," "projects," "plans," "expects," "intends," "target," "forecast," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon current expectations of Cintas and speak only as of the date made. We cannot guarantee that any forward-looking statement will be realized. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs including energy costs, lower sales volumes, loss of customers due to outsourcing trends, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor including increased medical costs, costs and possible effects of union organizing activities, failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the cost, results and ongoing assessment of internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation, higher assumed sourcing or distribution costs of products, the disruption of operations from catastrophic events, changes in federal and state tax and labor laws and the reactions of competitors in terms of price and service. Cintas undertakes no obligation to update any forward-looking statements whether as a result of new information or to reflect events or circumstances arising after the date on which they are made.

General economic factors may adversely affect our financial performance.

General economic conditions, in North America and globally, may adversely affect our financial performance. Higher levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for Cintas' products and services. Increases in labor costs, including healthcare and insurance costs, labor shortages or shortages of skilled labor, higher material costs for items such as fabrics and textiles, lower recycled paper prices, higher interest rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rental uniforms and ancillary products and other services and selling and administrative expenses. As a result, these factors could adversely affect our sales and results of operation.

Increased competition could adversely affect our financial performance.

We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, Cintas may be required to lower prices, which would hurt our results of operations. Cintas' competitors also generally compete with Cintas for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing these services to Cintas. These competitive pressures could adversely affect our sales and results of operations.

Risks associated with the suppliers from whom our products are sourced could adversely affect our results of operations.

The products we sell are sourced from a wide variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. We require all of our suppliers to comply with applicable laws, including labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner is a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, United States and foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our results of operations.

Further increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Recent oil price increases have adversely affected our operating expense. Any further increase in fuel and energy costs could adversely affect our results of operations and financial condition.

An inability to open new, cost effective operating facilities may adversely affect our expansion efforts.

We plan to expand our presence in existing markets and enter new markets. The opening of new operating facilities is necessary to gain the capacity required for this expansion. Our ability to open new operating facilities depends on our ability to identify attractive locations, negotiate leases or real estate purchase agreements on acceptable terms, identify and obtain adequate utility and water sources and comply with environmental regulations, zoning laws and other similar factors. Any inability to effectively identify and manage these items may adversely affect our expansion efforts, and, consequently, adversely affect our financial performance.

Unionization campaigns could adversely affect our results of operations.

Cintas continues to be the target of a corporate unionization campaign by several unions. These unions are attempting to pressure Cintas into surrendering our employees' rights to a government-supervised election by unilaterally accepting union representation. We continue to vigorously oppose this campaign and defend our employees' rights to a government-supervised election. This campaign could be materially disruptive to our business and could materially adversely affect our results of operations.

Within our Document Management business, we handle customers' confidential information. Our failure to protect our customers' confidential information against security breaches could damage our reputation, harm our business and adversely impact our results of operations.

Our Document Management business includes both document shredding and document storage services. These services involve the handling of our customers' confidential information and the subsequent shredding or storage of this information. Any compromise of security, accidental loss or theft of customer data in our possession could damage our reputation and expose us to risk of liability, which could harm our business and adversely impact our results of operations.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our results of operations.

Our operating locations are subject to environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under these laws and regulations. We are currently involved in a limited number of remedial investigations and actions at various locations. While, based on information currently known to us, we believe that we maintain adequate reserves with respect to these matters, our liability could exceed forecasted amounts, and the imposition of additional clean-up obligations or the discovery of additional contamination at these or other sites could result in significant additional costs which could adversely affect our results of operation. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While Cintas regularly engages in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to third-party actions including tort suits.

We are subject to legal proceedings that may adversely affect our financial condition and results of operations.

We are party to various litigation claims and legal proceedings. We discuss these lawsuits and other litigation to which we are party in greater detail below under the caption "Item 3. Legal Proceedings" and in Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements." Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial condition and results of operations.

Failure to comply with the regulations of the U.S. Occupational Safety and Health Administration and other state and local agencies that oversee safety compliance could adversely affect our results of operations.

The Occupational Safety and Health Act of 1970, as amended, or "OSHA", establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various OSHA standards may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations. The failure to comply with these regulations could result in fines by government authorities, payment of damages to private litigants and affect our ability to service our customers.

Risks associated with our acquisition policy could adversely affect our results of operations.
Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to locate and purchase suitable acquisitions. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our results of operations.

We may experience difficulties in attracting and retaining competent personnel in key positions.
We believe that a key component of our success is our corporate culture which has been imparted by management throughout our corporate organization. This factor, along with our entire operation, depends on our ability to attract and retain key employees. Competitive pressures within and outside our industry may make it more difficult and expensive for us to attract and retain key employees which could adversely affect our business.

Unexpected events could disrupt our operations and adversely affect our results of operations.
Unexpected events, including fires or explosions at facilities, natural disasters such as hurricanes and tornados, war or terrorist activities, unplanned outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our results of operations. These events could result in customer disruption, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.
Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the consolidated financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Cintas occupies 413 facilities located in 278 cities. Cintas leases 215 of these facilities for various terms ranging from monthly to the year 2019. Cintas expects that it will be able to renew its leases on satisfactory terms. Of the 10 manufacturing facilities listed below, Cintas controls the operations of 2 of these manufacturing facilities, but does not own or lease the real estate related to these operations. All other facilities are owned. The principal executive office in Cincinnati, Ohio provides centrally located administrative functions including accounting, finance, marketing and computer system development and support. Cintas operates rental processing plants that house administrative, sales and service personnel and the necessary equipment involved in the cleaning of uniforms and bulk items, such as entrance mats and shop towels. Branch operations provide administrative, sales and service functions. Cintas operates 8 distribution centers and 10 manufacturing facilities. Cintas also operates first aid, safety and fire protection and document management facilities and direct sales offices. Cintas considers the facilities it operates to be adequate for their intended use. Cintas owns or leases approximately 14,000 vehicles which are used for the route-based deliveries and by the sales employee-partners.

The following chart provides additional information concerning Cintas' facilities:

Type of Facility	# of Facilities
Rental Processing Plants	176
Rental Branches	94
First Aid, Safety and Fire Protection Facilities	59
Document Management Facilities	49
Distribution Centers	8*
Manufacturing Facilities	10
Direct Sales Offices	17
Total	413

Rental processing plants, rental branches, distribution centers and manufacturing facilities are used in Cintas' Rental Uniforms and Ancillary Products operating segment. Rental processing plants, rental branches, distribution centers, manufacturing facilities and direct sales offices are all used in the Uniform Direct Sales operating segment. First aid, safety and fire protection facilities, rental processing facilities and distribution centers are used in the First Aid, Safety and Fire Protection Services operating segment. Document management facilities and rental processing facilities are used in the Document Management Services operating segment.

* Includes the principal executive office, which is attached to the distribution center in Cincinnati, OH.

Item 3. Legal Proceedings

We discuss certain legal proceedings pending against us in Part II of this Annual Report on Form 10-K under the caption "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Litigation and Other Contingencies" and "Item 8. Financial Statements and Supplementary Data," in Note 12 entitled Litigation and Other Contingencies of "Notes to Consolidated Financial Statements." We refer you to those discussions for important information concerning those legal proceedings, including the basis for such actions and, where known, the relief sought. We provide the following additional information concerning those legal proceedings which sets forth the name of the lawsuit, the court in which the lawsuit is pending and the date on which the petition commencing the lawsuit was filed.

Wage and Hour Litigation: *Paul Veliz, et al.* v. Cintas Corporation, United States District Court, Northern District of California, Oakland Division, March 19, 2003. On August 23, 2005, an amended complaint was filed alleging additional state law wage and hour claims under the following state laws: Arkansas, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, New Mexico, Ohio, Oregon, Pennsylvania, Rhode Island, Washington, West Virginia and Wisconsin. On February 14, 2006, the court permitted plaintiffs to file a second amended complaint alleging state law claims in the 15 states listed above only with respect to the putative class members that may litigate their claims in court.

Race and Gender Litigation and Related Charges: *Robert Ramirez, et al. v. Cintas Corporation (Ramirez)*, United States District Court, Northern District of California, San Francisco Division, January 20, 2004, alleging class action claims of race, national origin and gender discrimination in hiring, promotion and pay; *Blanca Nelly Avalos, et. al. v. Cintas Corporation (Avalos)*, United States District Court, Eastern District of Michigan, Southern Division, August 30, 2005, alleging class action claims of race, national origin and gender discrimination in hiring, promotion and pay; On April 27, 2005, the Equal Employment Opportunity Commission (EEOC) intervened in *Ramirez*; *Mirna E. Serrano, et al. v. Cintas Corporation (Serrano)*, United States District Court for the Eastern District of Michigan, Southern Division, August 30, 2005, alleging class action claims of gender discrimination in hiring into service sales representative positions; On November 15, 2005, the EEOC intervened in *Serrano*; On May 11, 2006, the *Ramirez* and *Avalos* African-American, Hispanic and female failure to hire into service sales representative positions claims and the EEOC's intervention were consolidated for pretrial purposes with the *Serrano* case and transferred to the United States District Court for the Eastern District of Michigan, Southern Division, the remaining claims in *Ramirez* were dismissed or compelled to arbitration; *Colleen Grindle, et al. v. Cintas Corporation (Grindle)*, Court of Common Pleas, Wood County, Ohio, February 20, 2007, alleging class action claims on behalf of female employees at Cintas' Perrysburg, Ohio rental location who allegedly were denied hire, promotion or transfer into service sales representative positions; The *Grindle* case is stayed pending the class certification proceedings in *Serrano*; *Larry Houston, et al. v. Cintas Corporation (Houston)*, United States District Court for the Northern District of California, August 3, 2005; On November 22, 2005, the named plaintiffs in *Houston* were ordered to arbitration; EEOC charge filed by Clifton Cooper on March 23, 2005, with the EEOC Systemic Litigation Unit; Mr. Cooper's claims are now part of the *Houston* arbitration matter.

Breach of Fiduciary Duties: *Manville Personal Injury Settlement Trust v. Richard T. Farmer, et. al., A0806822*, Court of Common Pleas, Hamilton County, Ohio, July 17, 2008.

Item 4. Submission of Matters to a Vote of Security Holders

None in the fourth quarter of fiscal 2008.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Cintas' Common Stock is traded on the NASDAQ Global Select Market under the symbol "CTAS". The following table shows the high and low closing prices of shares of Cintas' Common Stock by quarter during the last two fiscal years:

Fiscal 2008		
Quarter Ended	High	Low
May 2008	$31.01	$27.74
February 2008	34.75	28.78
November 2007	38.00	31.79
August 2007	40.90	35.37

Fiscal 2007		
Quarter Ended	High	Low
May 2007	$40.51	$35.95
February 2007	42.81	39.71
November 2006	43.63	37.39
August 2006	42.54	34.92

Holders

At May 31, 2008, there were approximately 3,000 shareholders on record of Cintas' Common Stock. Cintas believes that this represents approximately 72,000 beneficial owners.

Dividends

Dividends on the outstanding Common Stock have been paid annually and amounted to $0.46 per share, $0.39 per share and $0.35 per share in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Stock Performance Graph

The following graph summarizes the cumulative return on $100 invested in Cintas' Common Stock, the S&P 500 Stock Index and the common stocks of a selected peer group of companies. Because our products and services are diverse, Cintas does not believe that any single published industry index is appropriate for comparing shareholder return. Therefore, the peer group used in the performance graph combines four publicly traded companies in the business services industry that have similar characteristics as Cintas, such as route-based delivery of products and services. The companies included in the peer group are G & K Services, Inc., UniFirst Corporation, ABM Industries and Ecolab, Inc.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy

Cintas provides highly specialized products and services to businesses of all types throughout the United States and Canada. We refer to ourselves as "The Service Professionals." We bring value to our customers by helping them provide a cleaner, safer, more pleasant atmosphere for their customers and employees. Our products and services are designed to improve our customers' images. We also help our customers protect their employees and their company by enhancing workplace safety and helping to ensure legal compliance in key areas of their business.

We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom products and services, first aid, safety and fire protection products and services, document management services and branded promotional products.

Our business strategy is to achieve revenue growth for all of our products and services by increasing our penetration at existing customers and by broadening our customer base to include business segments to which Cintas has not historically served. We will also continue to identify additional product and service opportunities for our current and future customers.

To pursue the strategy of increasing penetration, we have a highly talented and diverse team of service professionals visiting our customers on a regular basis. This frequent contact with our customers enables us to develop close personal relationships. The combination of our distribution system and these strong customer relationships provides a platform from which we launch additional products and services.

We pursue the strategy of broadening our customer base in a few ways. Cintas has a national sales organization introducing all of our products and services to prospects in all business segments. Our ever expanding range of products and services allows our sales organization to consider any type of business a prospect. We also broaden our customer base through geographic expansion, especially in our emerging businesses of first aid and safety, fire protection and document management. Finally, we will continue to evaluate strategic acquisitions as opportunities arise.

Results of Operations

Fiscal 2008 marked the 39th consecutive year of uninterrupted growth in sales and profits for Cintas. This milestone was achieved despite challenging economic conditions, including significant increases in energy costs. Additionally, we increased our dividends paid to shareholders by 17.9%.

Cintas historically classified its businesses into two operating segments, Rentals and Other Services. The Rentals operating segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, restroom and hygiene products and services are also provided within this operating segment. Effective June 1, 2007, this operating segment was renamed Rental Uniforms and Ancillary Products.

The Other Services operating segment historically consisted of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Effective June 1, 2007, the Other Services operating segment was separated into three reportable operating segments—Uniform Direct Sales operating segment, First Aid, Safety and Fire Protection Services operating segment and Document Management Services operating segment. This change provides more visibility

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Cintas' Common Stock is traded on the NASDAQ Global Select Market under the symbol "CTAS". The following table shows the high and low closing prices of shares of Cintas' Common Stock by quarter during the last two fiscal years:

Fiscal 2008		
Quarter Ended	High	Low
May 2008	$31.01	$27.74
February 2008	34.75	28.78
November 2007	38.00	31.79
August 2007	40.90	35.37
Fiscal 2007		
Quarter Ended	High	Low
May 2007	$40.51	$35.95
February 2007	42.81	39.71
November 2006	43.63	37.39
August 2006	42.54	34.92

Holders

At May 31, 2008, there were approximately 3,000 shareholders on record of Cintas' Common Stock. Cintas believes that this represents approximately 72,000 beneficial owners.

Dividends

Dividends on the outstanding Common Stock have been paid annually and amounted to $0.46 per share, $0.39 per share and $0.35 per share in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Stock Performance Graph

The following graph summarizes the cumulative return on $100 invested in Cintas' Common Stock, the S&P 500 Stock Index and the common stocks of a selected peer group of companies. Because our products and services are diverse, Cintas does not believe that any single published industry index is appropriate for comparing shareholder return. Therefore, the peer group used in the performance graph combines four publicly traded companies in the business services industry that have similar characteristics as Cintas, such as route-based delivery of products and services. The companies included in the peer group are G & K Services, Inc., UniFirst Corporation, ABM Industries and Ecolab, Inc.

Total shareholder return was based on the increase in the price of the stock and assumed reinvestment of all dividends. Further, total return was weighted according to market capitalization of each company. The companies in the peer group are not the same as those considered by the Compensation Committee of the Board of Directors.

Total Shareholder Returns
Comparison of Five-Year Cumulative Total Return



Dollars
200
180
160
140
120
100
80
60
40
20
0
May '03
Aug '03
Nov '03
Feb '04
May '04
Aug '04
Nov '04
Feb '05
May '05
Aug '05
Nov '05
Feb '06
May '06
Aug '06
Nov '06
Feb '07
May '07
Aug '07
Nov '07
Feb '08
May '08
Periods Ending
Peer Group
S&P 500 Comp-Ltd
Cintas Corp

Recent Sales of Unregistered Securities; Uses of Proceeds from Registered Securities

None in the fourth quarter of fiscal 2008.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

On May 2, 2005, Cintas announced that the Board of Directors authorized a $500 million share buyback program at market prices. In July 2006, Cintas announced that the Board of Directors approved the expansion of its share buyback program by an additional $500 million. The Board of Directors did not specify an expiration date for the share buyback program.

During fiscal 2008, Cintas purchased 5.2 million shares of Cintas' common stock at an average price of $36.86 per share, for a total purchase price of approximately $191 million.

In fiscal 2008, Cintas also acquired 50,608 shares as payment received from employees upon the exercise of options under the stock option plan.

From the inception of the share buyback program through July 25, 2008, Cintas has purchased a total of approximately 19.4 million shares of Cintas common stock at an average price of $39.81 per share for a total purchase price of $772.0 million. The maximum approximate dollar value of shares that may yet be purchased under the share buyback program as of July 25, 2008, is $228.0 million.

Item 6. Selected Financial Data

Eleven Year Financial Summary

(In thousands except per share and percentage data)

Years Ended May 31,	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**	10-Year Compd Growth
Revenue	$ 1,476,945	1,751,568	1,901,991	2,160,700	2,271,052	2,686,585	2,814,059	3,067,283	3,403,608	3,706,900	3,937,900	10.3%[3]
Net Income	$ 130,797	136,796	190,386	218,665	229,466	243,191	265,078	292,547	323,382	334,538	335,405	9.9%
Pro Forma Net Income [1]	$ 125,847	136,796	190,386	218,665	229,466	243,191	265,078	292,547	323,382	334,538	335,405	10.3%
Basic EPS	$ 0.81	0.83	1.14	1.30	1.35	1.43	1.55	1.70	1.93	2.09	2.15	10.3%
Diluted EPS	$ 0.80	0.81	1.12	1.27	1.33	1.41	1.54	1.69	1.92	2.09	2.15	10.4%
Pro Forma Basic EPS [1]	$ 0.78	0.83	1.14	1.30	1.35	1.43	1.55	1.70	1.93	2.09	2.15	10.7%
Pro Forma Diluted EPS [1]	$ 0.77	0.81	1.12	1.27	1.33	1.41	1.54	1.69	1.92	2.09	2.15	10.8%
Dividends Per Share	$ 0.12	0.15	0.19	0.22	0.25	0.27	0.29	0.32	0.35	0.39	0.46	14.4%
Total Assets	$ 1,305,400	1,407,818	1,581,342	1,752,224	2,519,234	2,582,946	2,810,297	3,059,744	3,425,237	3,570,480	3,808,601	11.3%
Shareholders' Equity	$ 756,799	871,433	1,042,896	1,231,346	1,423,814	1,646,418	1,888,093	2,104,574	2,090,192	2,167,738	2,254,131	11.5%
Return on Average Equity [2]	17.9%	16.8%	19.9%	19.2%	17.3%	15.8%	15.0%	14.7%	15.4%	15.7%	15.2%	
Long-Term Debt	$ 307,633	283,581	254,378	220,940	703,250	534,763	473,685	465,291	794,454	877,074	942,736	

[1] Results for 1998 were adjusted on a pro forma basis to reflect the true tax impact of Uniforms To You as if it had been reported as a C Corporation prior to the merger with Cintas.

[2] Return on average equity using pro forma net income. Return on average equity is computed as net income divided by the average of shareholders' equity. We believe that this calculation gives management and shareholders a good indication of Cintas' historical performance.

[3] Represents the 10-year compound annual growth rate based on revenue as restated for pooling of interests transactions noted above.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy

Cintas provides highly specialized products and services to businesses of all types throughout the United States and Canada. We refer to ourselves as "The Service Professionals." We bring value to our customers by helping them provide a cleaner, safer, more pleasant atmosphere for their customers and employees. Our products and services are designed to improve our customers' images. We also help our customers protect their employees and their company by enhancing workplace safety and helping to ensure legal compliance in key areas of their business.

We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom products and services, first aid, safety and fire protection products and services, document management services and branded promotional products.

Our business strategy is to achieve revenue growth for all of our products and services by increasing our penetration at existing customers and by broadening our customer base to include business segments to which Cintas has not historically served. We will also continue to identify additional product and service opportunities for our current and future customers.

To pursue the strategy of increasing penetration, we have a highly talented and diverse team of service professionals visiting our customers on a regular basis. This frequent contact with our customers enables us to develop close personal relationships. The combination of our distribution system and these strong customer relationships provides a platform from which we launch additional products and services.

We pursue the strategy of broadening our customer base in a few ways. Cintas has a national sales organization introducing all of our products and services to prospects in all business segments. Our ever expanding range of products and services allows our sales organization to consider any type of business a prospect. We also broaden our customer base through geographic expansion, especially in our emerging businesses of first aid and safety, fire protection and document management. Finally, we will continue to evaluate strategic acquisitions as opportunities arise.

Results of Operations

Fiscal 2008 marked the 39th consecutive year of uninterrupted growth in sales and profits for Cintas. This milestone was achieved despite challenging economic conditions, including significant increases in energy costs. Additionally, we increased our dividends paid to shareholders by 17.9%.

Cintas historically classified its businesses into two operating segments, Rentals and Other Services. The Rentals operating segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, restroom and hygiene products and services are also provided within this operating segment. Effective June 1, 2007, this operating segment was renamed Rental Uniforms and Ancillary Products.

The Other Services operating segment historically consisted of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Effective June 1, 2007, the Other Services operating segment was separated into three reportable operating segments—Uniform Direct Sales operating segment, First Aid, Safety and Fire Protection Services operating segment and Document Management Services operating segment. This change provides more visibility to these operating segments as they continue to grow and have a larger impact on Cintas' consolidated results. The Uniform Direct Sales operating segment consists of the direct sale of uniforms and related items and branded promotional products. The First Aid, Safety and Fire Protection Services operating segment consists of first aid, safety and fire protection products and services. The Document Management Services operating segment consists of document shredding and document storage services. Revenue and income before income taxes for each of these operating segments for fiscal 2008, fiscal 2007 and fiscal 2006 are presented in Note 13 entitled Segment Information of "Notes to Consolidated Financial Statements."

The following table sets forth certain consolidated statements of income data as a percentage of revenue by operating segment and in total for the periods indicated. Fiscal 2007 and fiscal 2006 amounts have been restated to reflect the change to the reportable operating segments made effective June 1, 2007.

	2008	2007	2006
Revenue:			
Rental Uniforms and Ancillary Products	72.0%	73.8%	75.5%
Uniform Direct Sales	13.1%	13.5%	14.2%
First Aid, Safety and Fire Protection Services	10.3%	9.8%	8.4%
Document Management Services	4.6%	2.9%	1.9%
Total revenue	100.0%	100.0%	100.0%
Cost of sales:			
Rental Uniforms and Ancillary Products	55.8%	55.4%	54.8%
Uniform Direct Sales	67.5%	68.0%	69.9%
First Aid, Safety and Fire Protection Services	60.1%	60.1%	60.3%
Document Management Services	45.4%	47.6%	47.5%
Total cost of sales	57.3%	57.3%	57.3%
Gross margin:			
Rental Uniforms and Ancillary Products	44.2%	44.6%	45.2%
Uniform Direct Sales	32.5%	32.0%	30.1%
First Aid, Safety and Fire Protection Services	39.9%	39.9%	39.7%
Document Management Services	54.6%	52.4%	52.5%
Total gross margin	42.7%	42.7%	42.7%
Selling and administrative expenses	28.0%	27.1%	26.8%
Interest income	−0.1%	−0.2%	−0.2%
Interest expense	1.3%	1.4%	0.9%
Income before income taxes	13.5%	14.4%	15.2%

As shown above, our First Aid, Safety and Fire Protection Services operating segment revenue and Document Management Services operating segment revenue have grown as a percentage of our total revenue over the last two fiscal years. This shift was driven by acquisitions of first aid, safety and fire protection businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements." In addition, the continued development of our sales efforts in the First Aid, Safety and Fire Protection Services operating segment and the Document Management Services operating segment have contributed to higher revenue growth in these two operating segments compared to the Rental Uniforms and Ancillary Products operating segment and the Uniform Direct Sales operating segment.

Selling and administrative expenses as a percentage of revenue have increased over the last two fiscal years primarily due to a reorganization of our sales efforts which began in fiscal 2007. The financial impact of this reorganization effort continued into fiscal 2008. The reorganization has been completed, and we expect to see improved leverage in fiscal 2009.

Fiscal 2008 Compared to Fiscal 2007

Fiscal 2008 total revenue was $3.9 billion, an increase of 6.2% over fiscal 2007. Internal growth was 4.6% in fiscal 2008, compared to 5.3% in fiscal 2007. The deterioration in the North American economy created a challenging environment throughout fiscal 2008. The rising unemployment in the U.S. put pressure on our ability to grow rental uniform wearers, particularly in the latter half of fiscal 2008, as many of our customers reduced their workforces. In addition, our fire protection services business within the First Aid, Safety and Fire Protection Services operating segment suffered due to pressure on fire installation system revenue and lower than anticipated recurring service revenue. Our internal growth was generated primarily through the sale of document management services to new and existing customers, continued penetration of our ancillary products and services such as mats, hygiene supplies and restroom cleaning services to existing customers, and first aid and safety products and services to new and existing customers. The remaining growth in total revenue was generated predominantly through acquisitions of rental, first aid, safety and fire protection service businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements."

Rental Uniforms and Ancillary Products operating segment revenue consists predominantly of revenue derived from the rental of corporate identity uniforms and other garments, and the rental and/or sale of mats, mops, shop towels, restroom supplies and other rental services. Revenue from the Rental Uniforms and Ancillary Products operating segment increased 3.7% over fiscal 2007. Internal growth for the Rental Uniforms and Ancillary Products operating segment was 3.4% in fiscal 2008. The increase in the Rental Uniforms and Ancillary Products operating segment revenue was primarily due to growth in the customer base as well as the continued penetration of ancillary products into our existing customer base. New business remained the main driver of our internal growth as we continued to sell rental programs to new customers. We also continued to expand our rental market, with over half of our new business being comprised of customers who were first time users of uniform rental programs. The remaining growth of 0.3% in fiscal 2008 resulted from the acquisition of rental businesses.

Other Services revenue, consisting of revenue from the reportable operating segments of Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services, increased 13.5% over fiscal 2007. Internal growth accounted for 8.2% of this increase. This internal growth was generated primarily through the increased sales of first aid, safety and fire protection products and services and document management services to customers. The remaining revenue growth of 5.3% was generated through a combination of acquisitions of first aid, safety and fire protection businesses and document management businesses.

Cost of rental uniforms and ancillary products increased 4.4% over fiscal 2007. Cost of rental uniforms and ancillary products consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other rental items. The cost increase over fiscal 2007 was primarily driven by the growth in the Rental Uniforms and Ancillary Products operating segment revenue. In addition, rising energy costs, especially in the second half of the fiscal year, contributed to this increase. Energy costs increased 11.1% in fiscal 2008, from $104.6 million in fiscal 2007 to $116.2 million in fiscal 2008.

Cost of other services increased 10.5% over fiscal 2007. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses in the Uniform Direct Sales operating segment, the First Aid, Safety and Fire Protection Services operating segment and the

Document Management Services operating segment. The increase over fiscal 2007 was due to the growth in other services revenue, derived through a combination of internal growth and acquisitions. Rising energy costs also impacted the cost of other services. Other services energy costs increased 35.4% from $18.1 million in fiscal 2007 to $24.5 million in fiscal 2008. Improved leverage and various cost containment programs in our Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services operating segments helped to partially offset the increases in energy costs.

Selling and administrative expenses increased 10.0% over fiscal 2007. Selling and administrative expenses increased mainly due to higher selling expenses. In fiscal 2007, we reorganized our sales efforts to become more efficient and productive in the long-term. This reorganization, as well as increased marketing plans and sales promotions, combined to increase our selling costs by $53.1 million over the prior fiscal year. In addition, administrative expenses increased by $10.4 million due to an increase in legal and other professional services.

Operating income of $577.5 million in fiscal 2008, was relatively flat over fiscal 2007. Gross margin increased by $100.2 million, but was offset by the increase of $100.2 million in selling and administrative expenses.

Net interest expense (interest expense less interest income) increased $2.9 million from the prior fiscal year. This increase was primarily a result of increased interest expense from additional debt added in fiscal 2008 used to buyback shares under our share buyback program.

Income before income tax was $530.7 million, a 0.5% decrease over fiscal 2007. This change reflects the relatively flat operating income being reduced by the higher net interest expense.

Cintas' effective tax rate was 36.8% for fiscal 2008 as compared to 37.3% for fiscal 2007 (see also Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements").

Net income for fiscal 2008 of $335.4 million was a 0.3% increase over fiscal 2007, and diluted earnings per share of $2.15 was a 2.9% increase over fiscal 2007. The increase in diluted earnings per share was greater than the increase in net income due to the impact of the share buyback program, which is discussed in more detail in the Liquidity and Capital Resources section below.

Rental Uniforms and Ancillary Products Operating Segment

As discussed above, Rental Uniforms and Ancillary Products operating segment revenue increased $99.9 million, or 3.7%, and the cost of rental uniforms and ancillary products increased $66.4 million, or 4.4%. The operating segment's gross margin was $1,253.0 million, or 44.2% of revenue. This gross margin percent of revenue of 44.2% decreased from the 44.6% in fiscal 2007, primarily as a result of an 11.1% increase in energy costs.

Selling and administrative expenses for the Rental Uniforms and Ancillary Products operating segment as a percent to sales, at 28.3%, increased 60 basis points from the 27.7% in the prior fiscal year. This increase was due to the increased investment in our sales organization and increases in our marketing efforts and sales promotions as described above.

Income before income taxes decreased $11.1 million to $451.3 million for the Rental Uniforms and Ancillary Products operating segment for fiscal 2008 compared to the prior fiscal year. Income before income taxes was 15.9% of this operating segment's revenue, which is a 100 basis point decrease compared to fiscal 2007 primarily as a result of the increased energy costs and the increased investment in our sales organization and increases in our marketing efforts and sales promotions.

Uniform Direct Sales Operating Segment

Uniform Direct Sales operating segment revenue increased $16.0 million for fiscal 2008, a 3.2% increase over fiscal 2007. There were no acquisitions in the Uniform Direct Sales operating segment during fiscal 2008.

Cost of uniform direct sales increased $8.5 million, or 2.5%, for fiscal 2008 due to increased Uniform Direct Sales volume. The gross margin as a percent to revenue was 32.5% for fiscal 2008, which was a 50 basis point improvement over the prior fiscal year. This improvement is due to both sourcing improvements for catalog products as well as the increased sales volume.

Selling and administrative expenses as a percent to revenue, at 20.0%, increased 60 basis points compared to fiscal 2007. This increase is in part due to the catalog costs associated with the introduction of the new "Uniform Book" and new healthcare catalog.

Income before income taxes increased $1.5 million to $64.8 million for the Uniform Direct Sales operating segment for fiscal 2008 compared to the prior fiscal year. Income before income taxes was 12.5% of the operating segment's revenue, which is a 10 basis point decrease compared to fiscal 2007. This decrease is primarily due to the increased catalog costs noted above, offset by the gross margin improvements due to sourcing improvements and increased sales volume.

First Aid, Safety and Fire Protection Services Operating Segment

First Aid, Safety and Fire Protection Services operating segment revenue increased $41.1 million for fiscal 2008, an 11.4% increase over fiscal 2007. This operating segment's internal growth for fiscal 2008 was 6.1% over the prior fiscal year. The operating segment's internal growth was negatively impacted by lower than anticipated fire suppression system installation revenue and lower than anticipated recurring service revenue within the fire protection services business. Internal growth was generated primarily by the sale of first aid and safety products and services to new customers. The remaining growth was generated through the acquisition of first aid, safety and fire protection businesses.

Cost of first aid, safety and fire protection services increased $24.8 million, or 11.4%, for fiscal 2008, due to increased First Aid, Safety and Fire Protection Services volume. Gross margin for the First Aid, Safety and Fire Protection Services operating segment is defined as revenue less cost of goods, warehouse expenses, service expenses and training expenses. The gross margin as a percent to revenue was 39.9% for fiscal 2008, which is consistent with the prior fiscal year.

Selling and administrative expenses as a percent to revenue, at 31.0%, increased 170 basis points compared to fiscal 2007. This increase was due to the increased investment in our sales organization and increases in our marketing efforts and sales promotions as described above.

Income before income taxes for the First Aid, Safety and Fire Protection Services operating segment decreased by $2.6 million in fiscal 2008 compared to the prior fiscal year. Income before income taxes was 8.8% of the operating segment's revenue, which is a 180 basis point decrease compared to last fiscal year primarily as a result of the increased investment in our sales organization and increases in our marketing efforts and sales promotions.

Document Management Services Operating Segment

Document Management Services operating segment revenue increased $73.9 million for fiscal 2008, or 68.1% over the prior fiscal year. This operating segment's internal growth for fiscal 2008 was 38.2% over fiscal 2007. The internal growth is primarily due to the sale of shredding services to new customers. The remaining growth was generated through the acquisition of document management businesses.

Cost of document management services increased $31.1 million, or 60.2%, for fiscal 2008, due to increased Document Management Services volume. Gross margin for the Document Management Services operating segment is defined as revenue less production and service costs. The gross margin as a percent to revenue was 54.6% for fiscal 2008, which is a 220 basis point improvement over the gross margin percentage in fiscal 2007.

This improvement is primarily due to the operating segment's increased sales volume and favorable recycled paper prices relative to the prior fiscal year.

Selling and administrative expenses as a percent to revenue was 40.5% compared to 45.7% in fiscal 2007. This decrease is due to better leveraging of administrative functions resulting from the operating segment's increased sales volume, partially offset by the increased investment in our sales organization and increases in our marketing efforts and sales promotions.

Income before income taxes for the Document Management Services operating segment increased $18.6 million for fiscal 2008 compared to the prior fiscal year. Income before income taxes was 14.1% of the operating segment's revenue compared to 6.6% in fiscal 2007 primarily as a result of the operating segment's increased sales volume.

Fiscal 2007 Compared to Fiscal 2006

Fiscal 2007 total revenue was $3.7 billion, an increase of 8.9% over fiscal 2006. Internal growth was 5.3% in fiscal 2007, compared to 7.8% in fiscal 2006. This decline in internal growth is due to economic pressure experienced throughout the year from the continued off-shoring of manufacturing jobs as well as the ripple effect felt at other customers that serve these manufacturing businesses. In addition, the reorganization of our sales force has taken longer in the current year than we anticipated. Our internal growth continues to be generated mainly through the sale of uniform rental programs to new customers and the increased penetration of ancillary products to our existing customer base. The remaining growth in total revenue was generated predominantly through acquisitions of rental, first aid, safety and fire protection service businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements."

Rental Uniforms and Ancillary Products operating segment revenue consists predominantly of revenue derived from the rental of corporate identity uniforms and other garments, and the rental and/or sale of mats, mops, shop towels, restroom supplies and other rental services. This operating segment's revenue increased 6.5% over fiscal 2006. Internal growth for the Rental Uniforms and Ancillary Products operating segment was 4.2% in fiscal 2007. The increase in revenue was primarily due to growth in the customer base as well as the continued penetration of ancillary products into our existing customer base. New business remained the main driver of our internal growth as we continued to sell rental programs to new customers. We also continued to expand our rental market, with over half of our new business being comprised of customers who were first time users of uniform rental programs. The remaining growth of 2.3% in fiscal 2007 resulted from the acquisition of rental businesses.

Other Services revenue, consisting of revenue from the reportable operating segments of Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services, increased 16.5% over fiscal 2006. Internal growth accounted for 8.6% of this increase. This internal growth was mainly due to an increase in the customer base and through further penetration of first aid, safety and fire protection products and services and document management services into our existing customer base. The remaining revenue growth of 7.9% was generated through a combination of acquisitions of first aid, safety and fire protection businesses and document management businesses.

Cost of rental uniforms and ancillary products increased 7.7% over fiscal 2006. Cost of rental uniforms and ancillary products consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other rental items. The cost increase over fiscal 2006 was primarily driven by the growth in Rental Uniforms and Ancillary Products operating segment revenue. In addition, delivery labor increased $34.1 million due to increased Rental Uniforms and Ancillary Products operating segment revenue and the introduction of our restroom cleaning service. As a result, cost of rental uniforms and ancillary products as a percent of Rental Uniforms and Ancillary Products operating segment revenue increased to 55.4% in fiscal 2007 compared to 54.8% in fiscal 2006.

Cost of other services increased 12.6% over fiscal 2006. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses in the Uniform Direct Sales operating segment, the First Aid, Safety and Fire Protection Services operating segment and the Document Management Services operating segment. The increase over fiscal 2006 was due to the growth in Other Services revenue, derived through a combination of internal growth and acquisitions.

Selling and administrative expenses increased 10.1% over fiscal 2006. Selling and administrative expenses increased mainly due to higher selling expenses. In fiscal 2007, we reorganized our sales efforts to become more efficient and productive in the long-term. This reorganization, as well as increased marketing plans and sales promotions, combined to increase our selling costs by $32.6 million over the prior fiscal year. The cost of providing medical and retirement benefits to our employees increased $21.8 million, representing a 15.7% increase over the prior fiscal year. In addition, administrative expenses increased by $7.1 million due to the amortization of intangibles generated by new acquisitions and $6.2 million as a result of an increase in professional services relating to legal and the outsourcing of certain human resource functions. During the third quarter of fiscal 2006, Cintas entered into a forward starting swap to protect forecasted interest payments from interest rate movement in anticipation of a $200.0 million, 30-year debt issuance in early fiscal 2008. During the fourth quarter of fiscal 2007, Cintas changed its intent on issuing this 30-year debt. This decision was based on current market conditions and the interest rate environment as well as the additional payment flexibility provided to Cintas under its commercial paper program. As a result of this decision, Cintas terminated the forward starting swap and recorded the resulting $6.2 million gain in fiscal 2007 as a reduction of administrative expenses.

Operating income was $577.4 million in fiscal 2007, an increase of $34.4 million, or 6.3%, over fiscal 2006. Gross margin increased by $126.6 million, offset by the increase of $92.2 million in selling and administrative expenses.

Net interest expense (interest expense less interest income) increased $18.8 million from the prior fiscal year. This increase was primarily a result of increased interest expense from higher debt outstanding as a result of our share buybacks.

Income before income tax was $533.6 million, a 3.0% increase over fiscal 2006. This change reflects the increased operating income being reduced by the higher net interest expense.

Cintas' effective tax rate was 37.3% for fiscal 2007, as compared to 37.6% for fiscal 2006 (see also Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements").

Net income for fiscal 2007 of $334.5 million was a 3.4% increase over fiscal 2006, and diluted earnings per share of $2.09 was an 8.9% increase over fiscal 2006. The increase in diluted earnings per share was greater than the increase in net income due to the impact of the share buyback program, which is discussed in more detail in the Liquidity and Capital Resources section below.

Rental Uniforms and Ancillary Products Operating Segment

As discussed above, Rental Uniforms and Ancillary Products operating segment revenue increased $165.9 million, or 6.5%, and the cost of rental uniforms and ancillary products increased $108.4 million, or 7.7%. The operating segment's gross margin was $1,219.4 million, or 44.6% of revenue. The gross margin as a percent of revenue of 44.6% decreased compared to the 45.2% in fiscal 2006. This decrease is in part due to increased delivery labor associated with the introduction of our restroom cleaning service.

Selling and administrative expenses for the Rental Uniforms and Ancillary Products operating segment as a percent to revenue, at 27.7%, increased 70 basis points compared the prior fiscal year. This increase was due to the increased investment in our sales organization and increases in our marketing efforts and sales promotions as described above.

Income before income taxes decreased $6.0 million to $462.4 million for the Rental Uniforms and Ancillary Products operating segment for fiscal 2007 compared to the prior fiscal year. Income before income taxes was 16.9% of this operating segment's revenue, which is a 130 basis point decrease compared to fiscal 2006 primarily as a result of the increase in delivery labor and the increased investment in our sales organization and increases in our marketing efforts and sales promotions.

Uniform Direct Sales Operating Segment

Uniform Direct Sales operating segment revenue increased $16.5 million for fiscal 2007, or 3.4% over fiscal 2006. There were no acquisitions in the Uniform Direct Sales operating segment during fiscal 2007.

Cost of uniform direct sales increased $1.7 million, or 0.5%, for fiscal 2007 due to increased Uniform Direct Sales volume. The gross margin as a percent to revenue was 32.0% for fiscal 2007, which was a 190 basis point improvement over the prior fiscal year. This improvement is due to both sourcing improvements for direct sales apparel as well as the increased sales volume.

Selling and administrative expenses as a percent to revenue, at 19.4%, decreased 220 basis points compared to fiscal 2006. This decrease is primarily due to cost containment initiatives and improved leverage due to higher sales volumes.

Income before income taxes increased $22.2 million to $63.3 million for the Uniform Direct Sales operating segment for fiscal 2007 compared to the prior fiscal year. Income before income taxes was 12.6% of the operating segment's revenue, which is a 410 basis point increase compared to fiscal 2006. This increase is primarily due to the gross margin improvements and cost containment initiatives discussed above.

First Aid, Safety and Fire Protection Services Operating Segment

First Aid, Safety and Fire Protection Services operating segment revenue increased $77.1 million for fiscal 2007, or 27.0% over fiscal 2006. This operating segment's internal growth for fiscal 2007 was 12.5% over the prior fiscal year. The operating segment's internal growth was mainly due to an increase in the customer base and through further penetration of first aid, safety and fire protection products and services. The remaining growth was generated through the acquisition of first aid, safety and fire protection businesses.

Cost of first aid, safety and fire protection services increased $45.8 million, or 26.6%, for fiscal 2007, due to increased First Aid, Safety and Fire Protection Services operating segment volume. Gross margin for the First Aid, Safety and Fire Protection Services operating segment is defined as revenue less cost of goods, warehouse expenses, service expenses and training expenses. The gross margin as a percent to revenue was 39.9% for fiscal 2007, which is a 20 basis point increase over the gross margin percentage in fiscal 2006. This improvement came in both the first aid and fire protection businesses and is primarily due the operating segment's increased sales volume.

Selling and administrative expenses as a percent to revenue, at 29.3%, increased 50 basis points compared to fiscal 2006. This increase was due to the increased investment in our sales organization and increases in our marketing efforts and sales promotions as described above.

Income before income taxes increased $7.4 million to $38.3 million for the First Aid, Safety and Fire Protection Services operating segment for fiscal 2007 compared to the prior fiscal year. Income before income taxes was

Following is information regarding Cintas' long-term contractual obligations and other commitments outstanding as of May 31, 2008:

Long-Term Contractual Obligations

(In thousands)	Payments Due by Period				
	Total	One year or less	Two to three years	Four to five years	After five years
Long-term debt [1]	$ 942,657	$ 535	$164,177	$226,278	$ 551,667
Capital lease obligations [2]	1,149	535	255	240	119
Operating leases [3]	91,228	24,241	35,239	18,034	13,714
Interest payments [4]	711,152	53,339	105,373	84,540	467,900
Interest swap agreements [5]	—	—	—	—	—
Unconditional purchase obligations	—	—	—	—	—
Total contractual cash obligations	$1,746,186	$78,650	$305,044	$329,092	$1,033,400

Cintas also makes payments to defined contribution plans. The amounts of contributions made to the defined contribution plans are made at the discretion of Cintas. Future contributions are expected to increase 10% annually. Assuming this 10% increase, payments due in one year or less would be $33,220, two to three years would be $76,738 and four to five years would be $92,853. Payments for years thereafter are expected to continue increasing by 10% each year.

[1] Long-term debt primarily consists of $775,000 in long-term notes and $163,000 in commercial paper. Reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for a detailed discussion of long-term debt.

[2] Capital lease obligations are included in long-term debt detailed in Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements."

[3] Operating leases consist primarily of building leases and a synthetic lease on a corporate aircraft.

[4] Interest payments include interest on both fixed and variable rate debt. Rates have been assumed to remain constant in fiscal 2009, increase 25 basis points for both fiscal 2010 and fiscal 2011, and an additional 50 basis points in each future year.

[5] Reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for a detailed discussion of interest swap agreements.

Other Commitments

(In thousands)	Amount of Commitment Expiration per Period				
	Total	One year or less	Two to three years	Four to five years	After five years
Lines of credit [1]	$600,000	$ —	$600,000	$—	$—
Standby letters of credit [2]	74,764	45,728	29,036	—	—
Guarantees	—	—	—	—	—
Standby repurchase obligations	—	—	—	—	—
Other commercial commitments	—	—	—	—	—
Total commercial commitments	$674,764	$45,728	$629,036	$—	$—

[1] Back-up facility for the commercial paper program (reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for further discussion).

[2] Support certain outstanding debt (reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements"), self-insured workers' compensation and general liability insurance programs.

Cintas has no off-balance sheet arrangements other than the synthetic lease on a corporate aircraft. The synthetic lease on the aircraft does not currently have, and is not reasonably likely to have, a current or future material effect on Cintas' financial condition, changes in Cintas' financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation and Changing Prices

Changes in wages, benefits and energy costs have the potential to materially impact Cintas' financial results. Energy costs, in particular, continue to rise. Energy costs were 3.6% of total revenue in fiscal 2008 and 3.3% of total revenue in fiscal 2007. Medical benefit costs have decreased as a percent to revenue due to better claims experience and a one-time benefit from a switch to a new provider. Medical benefits were 3.1% of total revenue in fiscal 2008 and 3.4% of total revenue in fiscal 2007. Although difficult to predict, we do not expect that medical benefit expense will continue to decrease. Management believes inflation has not had a material impact on Cintas' financial condition or a negative impact on operations.

Litigation and Other Contingencies

Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions, will not have a material adverse effect on the financial position or results of operations of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business, including the litigation discussed below.

Cintas is a defendant in a purported class action lawsuit, *Paul Veliz, et al. v. Cintas Corporation*, filed on March 19, 2003, in the United States District Court, Northern District of California, Oakland Division, alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. On August 23, 2005, an amended complaint was filed alleging additional state law wage and hour claims under the following state laws: Arkansas, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, New Mexico, Ohio, Oregon, Pennsylvania, Rhode Island, Washington, West Virginia and Wisconsin. The plaintiffs are seeking unspecified monetary damages, injunctive relief or both. Cintas denies these claims and is defending the plaintiffs' allegations. On February 14, 2006, the court ordered a majority of the opt-in plaintiffs to arbitrate their claims in accordance with the terms of their Cintas employment agreement. On February 14, 2006, the court also permitted plaintiffs to file a second amended complaint alleging state law claims in the 15 states listed above only with respect to the putative class members that may litigate their claims in court. No determination has been made by the court or an arbitrator regarding class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. If a court or arbitrator certifies a class in this action and there is an adverse verdict on the merits, or in the event of a negotiated settlement of the action, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

Cintas also is a defendant in a purported class action lawsuit, *Mirna E. Serrano, et al. v. Cintas Corporation (Serrano)*, filed on May 10, 2004, and pending in the United States District Court, Eastern District of Michigan, Southern Division. The *Serrano* plaintiffs allege that Cintas discriminated against women in hiring into various service sales representative positions across all divisions of Cintas. On November 15, 2005, the Equal Employment Opportunity Commission (EEOC) intervened in the *Serrano* lawsuit. The *Serrano* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. Cintas is a defendant in another purported class action lawsuit, *Blanca Nelly Avalos, et al. v. Cintas Corporation (Avalos)*, currently pending in the United States District Court, Eastern District of Michigan, Southern Division. Ms. Avalos' claims have been dismissed, but her putative class complaint remains pending. The *Avalos* plaintiffs allege that Cintas discriminated against women, African-Americans and Hispanics in hiring into various service sales representative positions in Cintas' Rental division only throughout the United States. The *Avalos* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. The claims in *Avalos* originally were brought in the previously disclosed lawsuit captioned *Robert Ramirez, et al. v. Cintas Corporation (Ramirez)*, filed on January 20, 2004, in the United States District Court, Northern District of California, San Francisco Division. On April 27, 2005, the EEOC intervened in the claims asserted in *Ramirez*. On May 11, 2006, the *Ramirez* and *Avalos* African-American, Hispanic and female failure to hire into service sales representative positions claims and the EEOC's intervention were consolidated for pretrial purposes with the *Serrano* case and transferred to the United States District Court for the Eastern District of Michigan, Southern Division. The consolidated case is known as *Mirna E. Serrano/Blanca Nelly Avalos, et al. v. Cintas Corporation (Serrano/Avalos)*, and remains pending in the United States District Court, Eastern District of Michigan, Southern Division. No filings or determinations have been made in *Serrano/Avalos* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. The non-service sales representative hiring claims in the previously disclosed *Ramirez* case that have not been dismissed remain pending in the Northern District of California, San Francisco Division, but were ordered to arbitration and stayed pending the completion of arbitration. The *Ramirez* purported class action claims currently in arbitration include allegations that Cintas failed to promote Hispanics into supervisory positions, discriminated against African-Americans and Hispanics in service sales representative route assignments and discriminated against African-Americans in hourly pay in Cintas' Rental division only throughout the United States. The *Ramirez* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. No filings or determinations have been made in *Ramirez* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. On February 24, 2006, a motion to intervene in *Serrano* was filed by intervening plaintiffs Colleen Grindle, et al., on behalf of a subclass of female employees at Cintas' Perrysburg, Ohio rental location who allegedly were denied hire, promotion or transfer to service sales representative positions. On March 24, 2006, the plaintiffs Colleen Grindle, et al., withdrew their motion to intervene without prejudice. On February 20, 2007, the plaintiffs Colleen Grindle, et al., filed a separate lawsuit in the Court of Common Pleas, Wood County, Ohio, captioned *Colleen Grindle, et al. v. Cintas Corporation (Grindle)*, on behalf of a class of female employees at Cintas' Perrysburg, Ohio location who allegedly were denied hire, promotion or transfer to service sales representative positions on the basis of their gender. The *Grindle* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. The *Grindle* case is stayed pending the class certification proceedings in *Serrano*. No filings or determinations have been made in *Grindle* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. In addition, a class action lawsuit, *Larry Houston, et al. v. Cintas Corporation (Houston)*, was filed on August 3, 2005, in the United States District Court for the Northern District of California on behalf of African-American managers alleging racial discrimination. On November 22, 2005, the court entered an order requiring the named plaintiffs in the *Houston* lawsuit to arbitrate all of their claims for monetary damages.

On July 17, 2008, Manville Personal Injury Settlement Trust filed a purported shareholder derivative lawsuit in the Court of Common Pleas, Hamilton County, Ohio, captioned *Manville Personal Injury Settlement Trust v. Richard T. Farmer, et. al., A0806822* against certain directors and officers, alleging that they breached their fiduciary duties to the Company by consciously failing to cause Cintas to comply with worker safety and employment-related laws and regulations. The Company is named as a nominal defendant in the case. The complaint contends that, as a consequence of such alleged breach of duty, the Company suffered substantial monetary losses and other injuries and seeks, among other things, an award of compensatory damages, other non-monetary remedies and expenses.

The litigation discussed above, if decided or settled adversely to Cintas, may, individually or in the aggregate, result in liability material to Cintas' financial condition or results of operations and could increase costs of operations on an on-going basis. Any estimated liability relating to these proceedings is not determinable at this time. Cintas may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements if it believes such settlement is in the best interest of Cintas' shareholders.

Cintas is subject to various environmental laws and regulations, as are other companies in the uniform rental industry. While environmental compliance is not a material component of our costs, Cintas must incur capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis.

Environmental spending related to water treatment and waste removal was approximately $17 million in fiscal 2008 and approximately $16 million in fiscal 2007. Capital expenditures to limit or monitor hazardous substances were approximately $4 million in fiscal 2008 and approximately $2 million in fiscal 2007. Cintas does not expect a material change in the cost of environmental compliance on a percent to revenue basis and is not aware of any material non-compliance with environmental laws.

New Accounting Standards

As of June 1, 2007, Cintas adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FAS 109), which clarifies the accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with FAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, Cintas recorded a decrease to retained earnings as of June 1, 2007, of $13,731. Cintas' adoption of FIN 48 is more fully described in Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements."

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157), which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosure requirements about fair value measurements. Cintas will adopt FAS 157 in the first quarter of fiscal 2009. In February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2, Effective Date of FASB Statement No. 157) which delayed the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of FAS 157 for our financial assets and liabilities will not have a material impact upon adoption.

In December 2007, the FASB issued Statement No. 141 (revised 2007), *Business Combinations* (FAS 141(R)). Under FAS 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs are recognized separately from the acquisition and expensed as incurred, restructuring costs generally are expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. For Cintas, FAS 141(R) is effective for acquisitions and adjustments to an acquired entity's deferred tax asset and liability balances occurring after May 31, 2009. Cintas is currently evaluating the future impact and disclosures under FAS 141(R).

Critical Accounting Policies

The preparation of Cintas' consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that have a significant effect on the amounts reported in the consolidated financial statements and accompanying notes. These critical accounting policies should be read in conjunction with Note 1 entitled Significant Accounting Policies of "Notes to Consolidated Financial Statements." Significant changes, estimates or assumptions related to any of the following critical accounting policies could possibly have a material impact on the consolidated financial statements.

Revenue recognition

Rental revenue, which is recorded in the Rentals Uniforms and Ancillary Products operating segment, is recognized when services are performed. Other services revenue, which is recorded in the Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services operating segments, is recognized when either services are performed or when products are shipped and the title and risks of ownership pass to the customer.

Allowance for doubtful accounts

Cintas establishes an allowance for doubtful accounts. This allowance is an estimate based on historical rates of collectibility. An allowance for doubtful accounts is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rental Uniforms and Ancillary Products operating segment and the three other operating segments because of differences in customers served and the nature of each segment.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods. Cintas applies a commonly accepted practice of using inventory turns to apply variances between actual to standard costs to the inventory balances. The judgments and estimates used to calculate inventory turns will have an impact on the valuation of inventories at the lower of cost or market. An inventory obsolescence reserve is determined by specific identification, as well as an estimate based on historical rates of obsolescence.

Uniforms and other rental items in service

Uniforms and other rental items in service are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of 18 months. Other rental items including shop towels, mats, cleanroom garments, flame resistant garments, linens and restroom dispensers are amortized over their useful lives which range from 8 to 48 months. The amortization rates used are based on industry experience, Cintas' experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory that is presented in the consolidated financial statements.

Property and equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is typically 30 to 40 years for buildings, 5 to 20 years for building improvements, 3 to 10 years for equipment and 2 to 5 years for leasehold improvements. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Goodwill and impairment

Goodwill, obtained through acquisitions of businesses, is valued at cost less any impairment. Cintas performs annual impairment tests by operating segment. These tests include comparisons to current market values, where available, and discounted cash flow analyses. Significant assumptions include growth rates based on historical trends and margin improvement leveraged from such growth. Based on the results of the impairment tests, Cintas has not recognized an impairment of goodwill for the years ended May 31, 2008, 2007 or 2006.

Service contracts and other assets

Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through acquisitions of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally 5 to 10 years. Certain noncompete agreements, as well as all service contracts, require that a valuation be determined using a discounted cash flow model. The assumptions and judgments used in these models involve estimates of cash flows and discount rates, among other factors. Because of the assumptions used to value these intangible assets, actual results over time could vary from original estimates.

Impairment of service contracts and other assets is through specific identification. No impairment has been recognized by Cintas for the years ended May 31, 2008, 2007 or 2006.

Stock-based compensation

As required under FASB Statement No. 123(R), *Share-Based Payment*, compensation expense is recognized for all share-based payments to employees, including stock options, in the consolidated statements of income based on the fair value of the awards that are granted. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model. Measured compensation cost, net of estimated forfeitures, is recognized on a straight line basis over the vesting period of the related share-based compensation award.

See Note 11 entitled Stock-Based Compensation of "Notes to Consolidated Financial Statements" for further information.

Litigation and environmental matters

Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. U.S. generally accepted accounting principles require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. While a significant change in assumptions and judgments could have a material impact on the amounts recorded for contingent liabilities, Cintas does not believe that they will result in a material adverse effect on the consolidated financial statements.

A detailed discussion of litigation matters is discussed above in the section entitled Litigation and Other Contingencies.

Income taxes

Deferred tax assets and liabilities are determined by the differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. Please reference Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements" for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. Deferred income taxes that are not related to an asset or liability for financial reporting are classified according to the expected reversal date. Cintas regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, Cintas has not established a valuation allowance against the deferred tax assets.

Cintas is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, Cintas records reserves as deemed appropriate. Based on Cintas' evaluation of current tax positions, Cintas believes its accruals are appropriate.

Outlook

While it is our view that economic conditions will remain sluggish, we believe we can achieve continued growth in sales and profits. We will pursue our strategy of achieving revenue growth for all of our products and services by increasing our penetration at existing customers and by broadening our customer base to include business segments and markets to which Cintas has not historically served. When appropriate opportunities arise, we will also supplement our internal growth with strategic acquisitions.

We believe that the high level of customer service provided by our employee-partners and supported by our infrastructure, quality products, financial resources and corporate culture will provide for continued business success.

As such, we see upside revenue potential for all of our business units. However, we do not expect that economic and competitive pressures will diminish, and these pressures will continue creating a difficult pricing environment.

Like many other companies, we anticipate upward pressures on energy costs to remain in fiscal 2009. This pressure may make gross margin improvements as a percentage of revenue difficult. However, we expect productivity improvements brought on by cost containment initiatives, technological advances and continued leverage of our infrastructure to soften the adverse energy impact.

Although difficult to predict, we expect to make improvements to our selling and administrative expenses as a percentage of revenue in fiscal 2009. The reorganization of our sales efforts has been completed, and we expect to gain improved leverage from this organization in fiscal 2009. We also expect cost containment initiatives will offset anticipated increases to wages and benefits, including medical expenses.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Cintas manages interest rate risk by using a combination of variable and fixed rate debt and investing in marketable securities. Earnings are affected by changes in short-term interest rates due to the use of commercial paper of approximately $163 million, with an average interest rate of 2.19%. This exposure is limited by the investment in marketable securities, which act as a hedge against variability in short-term rates. If short-term rates change by one-half percent (or 50 basis points), Cintas' income before income taxes would change by approximately $1 million. This estimated exposure considers the mitigating effects of marketable securities on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in Cintas' capital structure.

Through its foreign operations, Cintas is exposed to foreign currency risk. Foreign currency exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary foreign currency to which Cintas is exposed is the Canadian dollar. Cintas does not currently use forward exchange contracts to limit potential losses in earnings or cash flows from foreign currency exchange rate movements.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements for the Years Ended May 31, 2008, 2007 and 2006

Management's Report on Internal Control over Financial Reporting

To the Shareholders of Cintas Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision of our President and Chief Executive Officer and our Chief Financial Officer, management assessed our internal control over financial reporting as of May 31, 2008. Management based its assessment on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

We reviewed the results of management's assessment with the Audit Committee of our Board of Directors. Additionally, our independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and independently assessed the effectiveness of Cintas Corporation's internal control over financial reporting. Ernst & Young LLP has issued an attestation report, which is included in this Annual Report.

/s/ Scott D. Farmer
Scott D. Farmer
President and Chief Executive Officer

/s/ William C. Gale
William C. Gale
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cintas Corporation:

We have audited Cintas Corporation's internal control over financial reporting as of May 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cintas Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cintas Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cintas Corporation as of May 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2008, of Cintas Corporation, and our report dated July 25, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio
July 25, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cintas Corporation:

We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2008. These financial statements are the responsibility of Cintas Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2008, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, in fiscal 2008, Cintas Corporation adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cintas Corporation's internal control over financial reporting as of May 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 25, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio
July 25, 2008

Consolidated Statements of Income

(In thousands except per share data)	Years Ended May 31, 2008	2007	2006
Revenue:			
Rental uniforms and ancillary products	$2,834,568	$2,734,629	$2,568,776
Other services	1,103,332	972,271	834,832
	3,937,900	3,706,900	3,403,608
Costs and expenses (income):			
Cost of rental uniforms and ancillary products	1,581,618	1,515,185	1,406,829
Cost of other services	674,682	610,360	541,987
Selling and administrative expenses	1,104,145	1,003,958	911,750
Operating income	577,455	577,397	543,042
Interest income	(6,072)	(6,480)	(6,759)
Interest expense	52,823	50,324	31,782
Income before income taxes	530,704	533,553	518,019
Income taxes	195,299	199,015	194,637
Net income	$ 335,405	$ 334,538	$ 323,382
Basic earnings per share	$ 2.15	$ 2.09	$ 1.93
Diluted earnings per share	$ 2.15	$ 2.09	$ 1.92
Dividends declared and paid per share	$ 0.46	$ 0.39	$ 0.35

See accompanying notes.

Consolidated Balance Sheets

(In thousands except share data)	As of May 31	
	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$66,224	$35,360
Marketable securities	125,471	120,053
Accounts receivable, principally trade, less allowance of $13,139 and $14,486, respectively	430,078	408,870
Inventories, net	238,669	231,741
Uniforms and other rental items in service	370,416	344,931
Deferred tax asset	39,410	—
Prepaid expenses	12,068	15,781
Total current assets	1,282,336	1,156,736
Property and equipment, at cost, net	974,575	920,243
Goodwill	1,315,569	1,245,877
Service contracts, net	152,757	171,361
Other assets, net	83,364	76,263
	$3,808,601	$3,570,480
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$94,755	$64,622
Accrued compensation and related liabilities	50,605	62,826
Accrued liabilities	207,925	200,686
Income taxes:		
Current	12,887	18,584
Deferred	—	52,179
Long-term debt due within one year	1,070	4,141
Total current liabilities	367,242	403,038
Long-term liabilities:		
Long-term debt due after one year	942,736	877,074
Deferred income taxes	124,184	122,630
Accrued liabilities	120,308	—
Total long-term liabilities	1,187,228	999,704
Shareholders' equity:		
Preferred stock, no par value: 100,000 shares authorized, none outstanding	—	—
Common stock, no par value: 425,000,000 shares authorized 2008: 173,083,426 shares issued and 153,691,103 shares outstanding 2007: 172,874,195 shares issued and 158,676,872 shares outstanding	129,182	120,811
Paid-in capital	60,408	56,909
Retained earnings	2,784,302	2,533,459
Treasury stock: 2008: 19,392,323 shares 2007: 14,197,323 shares	(772,041)	(580,562)
Other accumulated comprehensive income (loss):		
Foreign currency translation	61,206	41,815
Unrealized loss on derivatives	(8,815)	(4,421)
Unrealized loss on available-for-sale securities	(111)	(273)
Total shareholders' equity	2,254,131	2,167,738
	$3,808,601	$3,570,480

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock		Paid-In	Retained	Other Accumulated Comprehensive	Treasury Stock		Total Shareholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Shares	Amount	Equity
Balance at June 1, 2005	172,128	$ 95,546	$58,631	$1,996,425	$12,176	(1,469)	$ (58,204)	$2,104,574
Net income	—	—	—	323,382	—	—	—	323,382
Equity adjustment for foreign currency translation	—	—	—	—	20,882	—	—	20,882
Change in fair value of derivatives, net of $5,985 of tax	—	—	—	—	10,481	—	—	10,481
Change in fair value of available-for-sale securities, net of ($674) of tax	—	—	—	—	(1,155)	—	—	(1,155)
Comprehensive income, net of tax								353,590
Dividends	—	—	—	(58,823)	—	—	—	(58,823)
Effects of acquisitions	—	—	—	(67)	—	—	—	(67)
Stock-based compensation	—	—	5,277	—	—	—	—	5,277
Stock options exercised, net of shares surrendered	443	14,402	(5,352)	—	—	—	—	9,050
Repurchase of common stock	—	—	—	—	—	(7,920)	(323,409)	(323,409)
Balance at May 31, 2006	172,571	109,948	58,556	2,260,917	42,384	(9,389)	(381,613)	2,090,192
Net income	—	—	—	334,538	—	—	—	334,538
Equity adjustment for foreign currency translation	—	—	—	—	7,426	—	—	7,426
Change in fair value of derivatives, net of $8,196 of tax	—	—	—	—	(13,571)	—	—	(13,571)
Change in fair value of available-for-sale securities, net of $522 of tax	—	—	—	—	882	—	—	882
Comprehensive income, net of tax								329,275
Dividends	—	—	—	(61,996)	—	—	—	(61,996)
Stock-based compensation	—	—	4,500	—	—	—	—	4,500
Stock options exercised, net of shares surrendered	303	10,863	(6,147)	—	—	—	—	4,716
Repurchase of common stock	—	—	—	—	—	(4,808)	(198,949)	(198,949)
Balance at May 31, 2007	172,874	120,811	56,909	2,533,459	37,121	(14,197)	(580,562)	2,167,738
Net income	—	—	—	335,405	—	—	—	335,405
Equity adjustment for foreign currency translation	—	—	—	—	19,391	—	—	19,391
Change in fair value of derivatives, net of $2,924 of tax	—	—	—	—	(4,394)	—	—	(4,394)
Change in fair value of available-for-sale securities, net of $98 of tax	—	—	—	—	162	—	—	162
Comprehensive income, net of tax								350,564
FIN 48 adjustment	—	—	—	(13,731)	—	—	—	(13,731)
Dividends	—	—	—	(70,831)	—	—	—	(70,831)
Stock-based compensation	—	—	7,456	—	—	—	—	7,456
Stock options exercised, net of shares surrendered	209	8,371	(3,957)	—	—	—	—	4,414
Repurchase of common stock	—	—	—	—	—	(5,195)	(191,479)	(191,479)
Balance at May 31, 2008	173,083	$129,182	$60,408	$2,784,302	$52,280	(19,392)	$(772,041)	$2,254,131

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	2008	2007	2006
	Years Ended May 31,		
Cash flows from operating activities:			
Net income	$335,405	$334,538	$323,382
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	148,566	135,181	127,117
Amortization of deferred charges	43,337	40,745	33,536
Stock-based compensation	7,456	4,500	4,725
Deferred income taxes	1,663	(332)	(52)
Change in current assets and liabilities, net of acquisitions of businesses:			
Accounts receivable	(14,939)	(11,460)	(44,154)
Inventories	(6,100)	(32,090)	22,033
Uniforms and other rental items in service	(23,854)	(6,968)	(26,683)
Prepaid expenses	3,830	(4,502)	(2,305)
Accounts payable	30,567	(7,654)	2,329
Accrued compensation and related liabilities	(12,430)	12,600	11,424
Accrued liabilities and other	22,201	9,981	(1,905)
Income taxes payable	8,841	(25,148)	11,578
Net cash provided by operating activities	544,543	449,391	461,025
Cash flows from investing activities:			
Capital expenditures	(190,333)	(180,824)	(156,632)
Proceeds from sale or redemption of marketable securities	45,791	118,174	87,477
Purchase of marketable securities and investments	(54,498)	(48,515)	(31,932)
Acquisitions of businesses, net of cash acquired	(111,535)	(160,707)	(346,363)
Other	(400)	(1,836)	7,404
Net cash used in investing activities	(310,975)	(273,708)	(440,046)
Cash flows from financing activities:			
Proceeds from issuance of debt	295,000	252,460	333,500
Repayment of debt	(232,409)	(169,987)	(7,303)
Stock options exercised	8,371	10,863	14,402
Dividends paid	(70,831)	(61,996)	(58,823)
Repurchase of common stock	(191,479)	(198,949)	(323,409)
Other	(11,356)	(11,628)	16,372
Net cash used in financing activities	(202,704)	(179,237)	(25,261)
Net increase (decrease) in cash and cash equivalents	30,864	(3,554)	(4,282)
Cash and cash equivalents at beginning of year	35,360	38,914	43,196
Cash and cash equivalents at end of year	$ 66,224	$ 35,360	$ 38,914

See accompanying notes.

Notes to Consolidated Financial Statements

(Amounts in thousands except per share and share data)

1. Significant Accounting Policies

Business description. Cintas Corporation (Cintas) provides highly specialized products and services to businesses of all types throughout the United States and Canada. Cintas is North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom products and services, first aid, safety and fire protection products and services, document management services and branded promotional products. Our products and services are designed to enhance our customers' images and to provide additional safety and protection in the workplace.

Cintas historically classified its businesses into two operating segments, Rentals and Other Services. The Rentals operating segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels and other ancillary items. In addition to these rental items, restroom and hygiene products and services are also provided within this operating segment. Effective June 1, 2007, this operating segment has been renamed Rental Uniforms and Ancillary Products.

The Other Services operating segment historically consisted of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Effective June 1, 2007, the Other Services operating segment was separated into three reportable operating segments—Uniform Direct Sales operating segment, First Aid, Safety and Fire Protection Services operating segment and Document Management Services operating segment. This change provides more visibility to these operating segments as they continue to grow and have a larger impact on Cintas' consolidated results of operations. The Uniform Direct Sales operating segment consists of the direct sale of uniforms and related items and branded promotional products. The First Aid, Safety and Fire Protection Services operating segment consists of first aid, safety and fire protection products and services. The Document Management Services operating segment consists of document shredding and document storage services.

Principles of consolidation. The consolidated financial statements include the accounts of Cintas, controlled majority-owned subsidiaries and any entities that are not controlled but require consolidation in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51* (collectively, Cintas). Intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition. Rental revenue, which is recorded in the Rentals Uniforms and Ancillary Products operating segment, is recognized when services are performed. Other services revenue, which is recorded in the Uniform Direct Sales, First Aid, Safety and Fire Protection Services and Document Management Services operating segments, is recognized when either services are performed or when products are shipped and the title and risks of ownership pass to the customer.

Cost of rental uniforms and ancillary products. Cost of rental uniforms and ancillary products consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other rental items. The Rental Uniforms and Ancillary Products operating segment inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution are included in the cost of rentals.

Cost of other services. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. Cost of other services includes inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution are included in the cost of other services.

Selling and administrative expenses. Selling and administrative expenses consist primarily of sales labor and commissions, management and administrative labor, payroll taxes, medical expense, insurance expense, legal and professional costs and amortization of intangible assets.

Cash and cash equivalents. Cintas considers all highly liquid investments with a maturity of three months or less, at date of purchase, to be cash equivalents.

Marketable securities. All marketable securities are comprised of debt securities and classified as available-for-sale.

Accounts receivable. Accounts receivable is comprised of amounts owed through product shipments and are presented net of an allowance for doubtful accounts. This allowance is an estimate based on historical rates of collectibility. The allowance for doubtful accounts is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rental Uniforms and Ancillary Products operating segment and the three other operating segments because of differences in customers served and the nature of each segment. When an account is considered uncollectible, it is written off against this allowance.

Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods.

Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of 18 months. Other rental items, including shop towels, mats, cleanroom garments, flame resistant garments, linens and restroom dispensers, are amortized over their useful lives which range from 8 to 48 months.

Property and equipment. Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method primarily over the following estimated useful lives, in years:

Buildings	30 to 40
Building improvements	5 to 20
Equipment	3 to 10
Leasehold improvements	2 to 5

Long-lived assets. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Goodwill. As required under Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangible Assets*, goodwill is separately disclosed from other intangible assets on the consolidated balance sheet and not amortized, but is tested for impairment on an operating segment basis on at least an annual basis. Cintas completes an annual goodwill impairment test as required by FAS 142. Based on the results of the impairment tests, Cintas was not required to recognize an impairment of goodwill for the years ended May 31, 2008, 2007 or 2006. Cintas will continue to perform future impairment tests as required by FAS 142 as of March 1 in future years or when indicators of impairment are noted.

Service contracts and other assets. Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through acquisitions of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally 5 to 10 years.

Accrued liabilities. Current accrued liabilities consist primarily of insurance, medical and profit sharing obligations and legal and environmental contingencies. These are recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Long-term liabilities consist primarily of reserves associated with unrecognized tax benefits, which are described in more detail in Note 7 entitled Income Taxes.

Stock-based compensation. As required under Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, compensation expense is recognized for all share-based payments to employees, including stock options, in the consolidated statements of income based on the fair value of the awards that are granted. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model. Measured compensation cost, net of estimated forfeitures, is recognized on a straight-line basis over the vesting period of the related share-based compensation award.

See Note 11 entitled Stock-Based Compensation for further information.

Derivatives and hedging activities. Derivatives and hedging activities are presented in accordance with Statement of Financial Accounting Standards No. 133 (FAS 133), *Accounting for Derivatives and Hedging Activities*, as amended. FAS 133 requires the recognition of all derivatives on the consolidated balance sheet at fair value and recognition of the resulting gains or losses as adjustments to earnings or other comprehensive income.

Cintas formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Cintas' hedging activities are transacted only with highly rated institutions, reducing the exposure to credit risk in the event of nonperformance.

See Note 5 entitled Long-Term Debt for further information on derivatives.

Fair value of financial instruments. The following methods and assumptions were used by Cintas in estimating the fair value of financial instruments:

Cash and cash equivalents. The amounts reported approximate market value.

Marketable securities. The amounts reported are at market value. Market values are based on quoted market prices.

Long-term debt. The amounts reported are at a carrying value which approximates market value. Market values are determined using similar debt instruments currently available to Cintas that are consistent with the terms, interest rates and maturities.

Reclassification. Certain prior year amounts have been reclassified to conform to current year presentation.

Other accounting pronouncements. As of June 1, 2007, Cintas adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FAS 109), which clarifies the accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with FAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, Cintas recorded a decrease to retained earnings as of June 1, 2007, of $13,731. Cintas' adoption of FIN 48 is more fully described in Note 7 entitled Income Taxes.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157), which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosure requirements about fair value measurements. Cintas will adopt FAS 157 in the first quarter of fiscal 2009. In February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2, Effective Date of FASB Statement No. 157) which delayed the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of FAS 157 for our financial assets and liabilities will not have a material impact upon adoption.

In December 2007, the FASB issued Statement No. 141 (revised 2007), *Business Combinations* (FAS 141(R)). Under FAS 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. For Cintas, FAS 141(R) is effective for acquisitions and adjustments to an acquired entity's deferred tax asset and liability balances occurring after May 31, 2009. Cintas is currently evaluating the future impact and disclosures under FAS 141(R).

2. Marketable Securities

All marketable securities are comprised of debt securities and classified as available-for-sale. Interest, realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of the securities sold is based on the specific identification method.

The following is a summary of marketable securities:

	2008		2007	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Obligations of state and political subdivisions	$ —	$ —	$ 24,480	$ 24,415
U.S. government agency securities	—	—	12,336	12,231
Canadian treasury securities	125,626	125,471	76,995	76,753
Other debt securities	—	—	6,665	6,654
	$ 125,626	$ 125,471	$ 120,476	$ 120,053

As of May 31, 2008, all marketable securities are concentrated in Canada and consist primarily of Canadian federal treasury bills and Canadian federal treasury bonds. These funds are not expected to be repatriated, but instead are expected to be invested indefinitely in foreign subsidiaries.

The gross realized gains on sales of available-for-sale securities totaled $4, $9 and $3 for the years ended May 31, 2008, 2007 and 2006, respectively, and the gross realized losses totaled $12, $42 and $219, respectively. Net unrealized losses are $155 and $423 at May 31, 2008 and 2007, respectively.

Purchases of marketable securities were $43,750, $30,829 and $25,613 for the years ended May 31, 2008, 2007 and 2006, respectively.

The cost and estimated fair value of debt securities at May 31, 2008, by contractual maturity, are $125,626 and $125,471, respectively. All contractual maturities are due within one year.

3. Property and Equipment

	2008	2007
Land	$ 94,539	$ 79,572
Buildings and improvements	462,799	438,680
Equipment	1,029,048	884,574
Leasehold improvements	16,700	13,171
Construction in progress	104,704	99,195
	1,707,790	1,515,192
Less: accumulated depreciation	733,215	594,949
	$ 974,575	$ 920,243

Interest expense is net of capitalized interest of $1,090, $490 and $384 for the years ended May 31, 2008, 2007 and 2006, respectively.

4. Goodwill, Service Contracts and Other Assets

Changes in the carrying amount of goodwill and service contracts for the years ended May 31, 2008 and 2007, by operating segment, are as follows:

Goodwill	Rental Uniforms & Ancillary Products	Uniform Direct Sales	First Aid, Safety & Fire Protection	Document Management	Total
Balance as of June 1, 2006	$ 855,135	$ 23,862	$ 137,917	$ 119,261	$ 1,136,175
Goodwill acquired	7,697	—	24,104	77,264	109,065
Foreign currency translation	487	21	—	129	637
Balance as of May 31, 2007	863,319	23,883	162,021	196,654	1,245,877
Goodwill (adj.) acquired	(1,034)	—	3,523	64,808	67,297
Foreign currency translation	1,296	73	—	1,026	2,395
Balance as of May 31, 2008	$ 863,581	$ 23,956	$ 165,544	$ 262,488	$ 1,315,569

Service Contracts	Rental Uniforms & Ancillary Products	Uniform Direct Sales	First Aid, Safety & Fire Protection	Document Management	Total
Balance as of June 1, 2006	$121,455	$1,076	$42,761	$14,673	$179,965
Service contracts acquired	3,936	—	8,147	10,550	22,633
Service contracts amortization	(21,759)	(388)	(5,556)	(4,222)	(31,925)
Foreign currency translation	653	11	—	24	688
Balance as of May 31, 2007	104,285	699	45,352	21,025	171,361
Service contracts (adj.) acquired	(19)	—	2,682	11,227	13,890
Service contracts amortization	(21,510)	(401)	(6,090)	(6,502)	(34,503)
Foreign currency translation	1,818	30	—	161	2,009
Balance as of May 31, 2008	$ 84,574	$ 328	$41,944	$25,911	$152,757

Information regarding Cintas' service contracts and other assets follows:

As of May 31, 2008	Carrying Amount	Accumulated Amortization	Net
Service contracts	$333,543	$180,786	$152,757
Noncompete and consulting agreements	$ 63,894	$ 34,625	$ 29,269
Investments	46,012	—	46,012
Other	10,790	2,707	8,083
Total	$120,696	$ 37,332	$ 83,364

As of May 31, 2007	Carrying Amount	Accumulated Amortization	Net
Service contracts	$317,644	$146,283	$171,361
Noncompete and consulting agreements	$ 58,218	$ 24,123	$ 34,095
Investments	35,264	—	35,264
Other	8,967	2,063	6,904
Total	$102,449	$ 26,186	$ 76,263

Amortization expense was $43,337, $40,745 and $33,536 for the years ended May 31, 2008, 2007 and 2006, respectively. Estimated amortization expense, excluding any future acquisitions, for each of the next five years is $41,532, $38,286, $34,519, $28,412 and $12,639, respectively.

5. Long-Term Debt

	2008	2007
Unsecured term notes due through 2036 at an average rate of 6.11%	$779,652	$705,147
Unsecured notes due through 2009 at an average rate of 2.19%	163,005	170,866
Industrial development revenue bonds	—	3,441
Other	1,149	1,761
	943,806	881,215
Less: amounts due within one year	1,070	4,141
	$942,736	$877,074

Long-term debt in the amount of $1,149 is secured by assets with a carrying value of $1,042 at May 31, 2008. Cintas has $74,764 of letters of credit outstanding at May 31, 2008. Maturities of long-term debt during each of the next five years are $1,070, $703, $163,729, $762 and $225,756, respectively.

Interest paid, net of amount capitalized, was $49,707, $45,805 and $30,714 for the years ended May 31, 2008, 2007 and 2006, respectively.

Cintas has a commercial paper program supported by a $600,000 long-term credit facility. As of May 31, 2008, there was $163,000 of commercial paper outstanding. Because Cintas' commercial paper program expires in fiscal 2011, the $163,000 outstanding balance is classified as long-term debt on the balance sheet.

During the third quarter of fiscal 2008, Cintas issued $300,000 of senior notes due 2017. These senior notes bear an interest rate of 6.125%, paid semi-annually beginning June 1, 2008. The proceeds generated from the offering were used to reduce borrowings under our commercial paper program.

Cintas periodically uses cash flow hedges to hedge the exposure of variability in short-term interest rates. These agreements effectively convert a portion of the floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses on the ineffective portion of the hedge are charged to earnings in the current period. When outstanding, the effectiveness of these derivative instruments is reviewed at least every fiscal quarter. Examples of cash flow hedging instruments that Cintas may use are interest rate swaps, lock agreements and forward starting swaps. There were no interest rate swaps, lock agreements or forward starting swaps outstanding as of May 31, 2008.

During the third quarter of fiscal 2006, Cintas entered into a forward starting swap to protect forecasted interest payments from interest rate movement in anticipation of a $200,000, 30-year debt issuance in early fiscal 2008. During the fourth quarter of fiscal 2007, Cintas changed its intent on issuing this 30-year debt. This decision was based on current market conditions and interest rate environment as well as the additional payment flexibility provided to Cintas under its commercial paper program. As a result of this decision, Cintas terminated the forward starting swap and recorded the resulting $6,200 gain in fiscal 2007 as a reduction to administrative expenses.

Cintas used interest rate lock agreements to hedge against movements in the treasury rates at the time Cintas issued its senior notes in fiscal 2002 and in fiscal 2007. The amortization of the cash flow hedges resulted in a credit to other comprehensive income of $521, $384 and $290 for the years ended May 31, 2008, 2007 and 2006, respectively.

Cintas has certain significant covenants related to debt agreements. These covenants limit Cintas' ability to incur certain liens, to engage in sale-leaseback transactions and to merge, consolidate or sell all or substantially all of Cintas' assets. These covenants also require Cintas to maintain certain debt to capitalization and interest coverage ratios. Cross default provisions exist between certain debt instruments. Cintas is in compliance with all of the significant debt covenants for all periods presented. If a default of a significant covenant were to occur, the default could result in an acceleration of the maturity of the indebtedness, impair liquidity and limit the ability to raise future capital. Cintas' debt, net of cash and marketable securities, is $752,111 as of May 31, 2008. For fiscal 2008, net cash provided by operating activities was $544,543. Capital expenditures were $190,333 for the same period.

6. Leases

Cintas conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from 1 to 10 years. The lease agreements provide for increases in rent expense if the options are exercised based on increases in certain price level factors or other prearranged factors. Step rent provisions, escalation clauses, capital improvements funding and other lease concessions are taken into account in computing minimum lease payments. Minimum lease payments are recognized on a straight-line basis over the minimum lease term. Lease payments are not dependent on an existing index or rate and are not included in minimum lease payments. It is anticipated that expiring leases will be renewed or replaced.

The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are $24,241, $19,887, $15,352, $10,708, $7,326 and $13,714, respectively. Rent expense under operating leases during the years ended May 31, 2008, 2007 and 2006, was $34,996, $33,268 and $30,136, respectively.

7. Income Taxes

Income before income taxes consist of the following components:

	2008	2007	2006
U.S. operations	$ 476,279	$ 488,011	$ 479,427
Foreign operations	54,425	45,542	38,592
	$ 530,704	$ 533,553	$ 518,019

Income taxes consist of the following components:

	2008	2007	2006
Current:			
Federal	$ 171,927	$ 184,363	$ 180,697
State and local	17,225	16,181	15,026
	189,152	200,544	195,723
Deferred	6,147	(1,529)	(1,086)
	$ 195,299	$ 199,015	$ 194,637

Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:

	2008	2007	2006
Income taxes at the U.S. federal statutory rate	$ 185,746	$ 186,744	$ 182,635
State and local income taxes, net of federal benefit	12,832	10,602	11,917
Other	(3,279)	1,669	85
	$ 195,299	$ 199,015	$ 194,637

The components of deferred income taxes included on the consolidated balance sheets are as follows:

	2008	2007
Deferred tax assets:		
Employee benefits	$ 8,100	$ 6,195
Allowance for doubtful accounts	4,589	5,100
Inventory obsolescence	8,793	9,735
Insurance and contingencies	10,753	10,222
Other	16,820	11,909
	49,055	43,161
Deferred tax liabilities:		
In service inventory	8,248	88,838
Property	66,339	69,189
Intangibles	51,993	45,233
Other	1,187	1,231
State taxes	6,062	13,479
	133,829	217,970
Net deferred tax liability	$ 84,774	$ 174,809

Income taxes paid were $180,634, $220,740 and $183,268 for the years ended May 31, 2008, 2007 and 2006, respectively.

Cintas has undistributed earnings of foreign subsidiaries of approximately $184,551 at May 31, 2008, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result. The current calculation of such additional taxes is not practicable.

As described in Note 1 entitled Significant Accounting Policies, Cintas adopted FIN 48 in fiscal 2008. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

As a result of the adoption of FIN 48, Cintas recorded a decrease to retained earnings as of June 1, 2007, and a corresponding increase in long-term accrued liabilities of $13,731, inclusive of associated interest and penalties.

As of June 1, 2007 and May 31, 2008, there was $27,580 and $27,861, respectively, in total unrecognized tax benefits, which if recognized, would favorably impact Cintas' effective tax rate. Cintas recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense in the consolidated statements of income, which is consistent with the recognition of these items in prior reporting periods. The total amount accrued for interest and penalties as of June 1, 2007, was $15,173. Cintas records the tax liability under FIN 48 in both current and long-term accrued liabilities on the consolidated balance sheets. Portions of the long-term liability, particularly parts related to in service inventory deferred tax liabilities, had been recorded in the net deferred tax liability in fiscal 2007. The total gross unrecognized tax benefits as of June 1, 2007, were $112,658.

In the normal course of business, Cintas provides for uncertain tax positions and the related interest, and adjusts its unrecognized tax benefits and accrued interest accordingly. During fiscal 2008, unrecognized tax benefits related to continuing operations increased by approximately $2,770 and accrued interest increased by approximately $487.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at June 1, 2007	$ 112,658
Additions based on tax positions related to the current year	1,554
Additions for tax positions of prior years	4,465
Reductions for tax positions of prior years	—
Settlements	(87)
Statute expirations	(3,261)
Balance at May 31, 2008	$ 115,329

The majority of Cintas' operations are in the United States and Canada. Cintas is required to file federal income tax returns as well as state income tax returns in a majority of the domestic states and also in the Canadian provinces of Quebec, Alberta, British Columbia and Ontario. At times, Cintas is subject to audits in these jurisdictions. The audits, by nature, are sometimes complex and can require several years to resolve. The final resolution of any such tax audit could result in either a reduction in Cintas' accruals or an increase in its income tax provision, either of which could have an impact on the consolidated results of operations in any given period.

All U.S. federal income tax returns are closed to audit through fiscal 2004. Cintas is currently in advanced stages of various audits in certain foreign jurisdictions and certain domestic states. The years under audit cover fiscal years back to 1999. Based on the resolution of the various audits, it is reasonably possible that the balance of unrecognized tax benefits could decrease by $2,852 for the fiscal year ended May 31, 2008.

8. Acquisitions

For all acquisitions accounted for as purchases, the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. During fiscal 2008, Cintas acquired one Rental Uniforms & Ancillary Products operating segment business, nine First Aid, Safety and Fire Protection Services operating segment businesses and twenty Document Management Services operating segment businesses.

During fiscal 2007, Cintas acquired three Rental Uniforms & Ancillary Products operating segment businesses, thirteen First Aid, Safety and Fire Protection Services operating segment businesses and sixteen Document Management Services operating segment businesses. The following summarizes the aggregate purchase price for all businesses acquired:

	2008	2007
Fair value of tangible assets acquired	$ 13,587	$ 20,375
Fair value of goodwill acquired	67,758	109,065
Fair value of service contracts acquired	13,596	22,271
Fair value of other intangibles acquired	5,429	13,149
Total fair value of assets acquired	100,370	164,860
Fair value of liabilities assumed and incurred	(11,165)	3,288
Total cash paid for acquisitions	$ 111,535	$ 161,572

The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses are not presented because they are not significant.

9. Defined Contribution Plans

Cintas' Partners' Plan (the Plan) is a non-contributory profit sharing plan and Employee Stock Ownership Plan (ESOP) for the benefit of substantially all U.S. Cintas employees who have completed one year of service. The Plan also includes a 401(k) savings feature covering substantially all employees. The amounts of contributions to the Plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of Cintas. Total contributions, including Cintas' matching contributions, which approximate cost, were $28,700, $27,900 and $26,500 for the years ended May 31, 2008, 2007 and 2006, respectively.

Cintas also has a non-contributory deferred profit sharing plan (DPSP), which covers substantially all Canadian employees. In addition, a registered retirement savings plan (RRSP) is offered to those employees. The amounts of contributions to the DPSP, as well as the matching contribution to the RRSP, are made at the discretion of Cintas. Total contributions, which approximate cost, were $1,500, $1,239 and $1,144 for the years ended May 31, 2008, 2007 and 2006, respectively.

10. Earnings per Share

Earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share*. The basic computations are based on the weighted average number of common shares outstanding during each period. The diluted computations reflect the potential dilution that could occur if stock options were exercised into common stock, under certain circumstances, that then would share in the earnings of Cintas.

The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

	2008	2007	2006
Numerator:			
Net income	$335,405	$334,538	$323,382
Denominator:			
Denominator for basic earnings per share—weighted average shares (000's)	155,678	159,769	167,951
Effect of dilutive securities—employee stock options (000's)	252	418	594
Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions (000's)	155,930	160,187	168,545
Basic earnings per share	$ 2.15	$ 2.09	$ 1.93
Diluted earnings per share	$ 2.15	$ 2.09	$ 1.92

11. Stock-Based Compensation

Under the 2005 Equity Compensation Plan adopted by Cintas in fiscal 2006, Cintas may grant officers and key employees equity compensation in the form of stock options, stock appreciation rights, restricted and unrestricted stock awards, performance awards and other stock unit awards up to an aggregate of 14,000,000 shares of Cintas' common stock. The compensation cost charged against income was $7,456, $4,500 and $5,277 for the years ended May 31, 2008, 2007 and 2006, respectively. The amount recorded in fiscal 2007 reflects a cumulative catch-up adjustment of $2,169 ($2,088 after tax), due to a change in the estimated forfeitures for certain existing stock option and restricted stock grants. Basic and diluted earnings per share for the year ended May 31, 2007, are both $.01 higher, respectively, due to this change in estimated forfeitures. The total income tax benefit recognized in the consolidated income statement for share-based compensation arrangements was $2,022, $1,413 and $552 for the years ended May 31, 2008, 2007 and 2006, respectively.

Stock Options

Stock options are granted at the fair market value of the underlying common stock on the date of grant. The option terms are determined by the Compensation Committee of the Board of Directors, but no stock option may be exercised later than 10 years after the date of the grant. The option awards generally have 10-year terms with graded vesting in years 5 through 10 based on continuous service during that period. Cintas recognizes compensation expense for these options using the straight-line recognition method over the vesting period.

The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006
Risk-free interest rate	4.50%	4.00%	4.00%
Dividend yield	.80%	.70%	.50%
Expected volatility of Cintas' common stock	30%	35%	35%
Expected life of the option in years	8.5	7.5	9.0

The risk-free interest rate is based on U.S. government issues with a remaining term equal to the expected life of the stock options. The determination of expected volatility is based on historical volatility of Cintas common stock over the period commensurate with the expected term of stock options, as well as other relevant factors. The weighted average expected term was determined based on the historical employee exercise behavior of the options. The weighted-average fair value of stock options granted during fiscal 2008, 2007 and 2006 was $15.89, $16.01 and $20.95, respectively.

The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 2006 or under previously adopted plans:

	Shares	Weighted Average Exercise Price
Outstanding May 31, 2005 (3,086,485 shares exercisable)	6,441,885	$ 37.92
Granted	1,248,450	43.96
Cancelled	(637,502)	41.38
Exercised	(517,429)	20.86
Outstanding May 31, 2006 (2,718,180 shares exercisable)	6,535,404	40.08
Granted	1,226,855	38.05
Cancelled	(720,927)	41.47
Exercised	(392,728)	22.40
Outstanding May 31, 2007 (2,316,157 shares exercisable)	6,648,604	40.60
Granted	1,005,200	30.99
Cancelled	(745,197)	40.15
Exercised	(259,839)	24.07
Outstanding May 31, 2008 (2,041,837 shares exercisable)	6,648,768	$ 39.85

The intrinsic value of stock options exercised during fiscal 2008 was $3,671. The total cash received from employees as a result of employee stock option exercises for the years ended May 31, 2008, 2007 and 2006 was $4,430, $5,023 and $7,680, respectively.

The fair value of stock options vested during fiscal 2008 is $2,069.

The following table summarizes the information related to stock options outstanding at May 31, 2008:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 27.85 – $ 39.19	1,693,310	7.63	$ 32.28	260,575	$ 32.00
39.29 – 41.65	1,710,806	5.82	40.29	503,360	41.62
41.72 – 44.33	1,874,302	4.59	42.28	752,452	42.39
44.43 – 53.19	1,370,350	5.67	45.71	525,450	47.73
$ 27.85 – $ 53.19	6,648,768	5.90	$ 39.85	2,041,837	$ 42.25

At May 31, 2008, the aggregate intrinsic value of stock options outstanding and exercisable was $25 and $0, respectively.

The weighted-average remaining contractual term of stock options exercisable is 2.9 years.

Restricted Stock Awards

Restricted stock awards will consist of Cintas' common stock which is subject to such conditions, restrictions and limitations as the Compensation Committee of the Board of Directors determines to be appropriate. The vesting period is generally three years after the grant date. The recipient of restricted stock awards will have all rights of a shareholder of Cintas, including the right to vote and the right to receive cash dividends, during the vesting period.

The information presented in the following table relates to restricted stock awards granted and outstanding under the plan adopted in fiscal 2006:

	Shares	Weighted Average Fair Value
Outstanding, unvested grants at May 31, 2005	—	—
Granted	128,075	$36.08
Cancelled	—	—
Vested	—	—
Outstanding, unvested grants at May 31, 2006	128,075	36.08
Granted	251,011	38.11
Cancelled	(49,662)	37.92
Vested	—	—
Outstanding, unvested grants at May 31, 2007	329,424	37.35
Granted	240,086	30.05
Cancelled	(35,879)	38.16
Vested	—	—
Outstanding, unvested grants at May 31, 2008	533,631	$34.01

The remaining unrecognized compensation cost related to unvested stock options and restricted stock at May 31, 2008, was approximately $42,970, and the weighted-average period of time over which this cost will be recognized is 3.8 years.

Cintas reserves shares of common stock to satisfy share option exercises and/or future restricted stock grants. At May 31, 2008, 12,622,773 shares of common stock are reserved for future issuance under the 2005 plan.

12. Litigation and Other Contingencies

Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions, will not have a material adverse effect on the financial position or results of operations of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business, including the litigation discussed below.

Cintas is a defendant in a purported class action lawsuit, *Paul Veliz, et al. v. Cintas Corporation*, filed on March 19, 2003, in the United States District Court, Northern District of California, Oakland Division, alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. On August 23, 2005, an amended complaint was filed alleging additional state law wage and hour claims under the following state laws: Arkansas, Kansas, Kentucky,

Maine, Maryland, Massachusetts, Minnesota, New Mexico, Ohio, Oregon, Pennsylvania, Rhode Island, Washington, West Virginia and Wisconsin. The plaintiffs are seeking unspecified monetary damages, injunctive relief or both. Cintas denies these claims and is defending the plaintiffs' allegations. On February 14, 2006, the court ordered a majority of the opt-in plaintiffs to arbitrate their claims in accordance with the terms of their Cintas employment agreement. On February 14, 2006, the court also permitted plaintiffs to file a second amended complaint alleging state law claims in the 15 states listed above only with respect to the putative class members that may litigate their claims in court. No determination has been made by the court or an arbitrator regarding class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. If a court or arbitrator certifies a class in this action and there is an adverse verdict on the merits, or in the event of a negotiated settlement of the action, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

Cintas also is a defendant in a purported class action lawsuit, *Mirna E. Serrano, et al. v. Cintas Corporation (Serrano)*, filed on May 10, 2004, and pending in the United States District Court, Eastern District of Michigan, Southern Division. The *Serrano* plaintiffs allege that Cintas discriminated against women in hiring into various service sales representative positions across all divisions of Cintas. On November 15, 2005, the Equal Employment Opportunity Commission (EEOC) intervened in the *Serrano* lawsuit. The *Serrano* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. Cintas is a defendant in another purported class action lawsuit, *Blanca Nelly Avalos, et al. v. Cintas Corporation (Avalos)*, currently pending in the United States District Court, Eastern District of Michigan, Southern Division. Ms. Avalos' claims have been dismissed, but her putative class complaint remains pending. The *Avalos* plaintiffs allege that Cintas discriminated against women, African-Americans and Hispanics in hiring into various service sales representative positions in Cintas' Rental division only throughout the United States. The *Avalos* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. The claims in *Avalos* originally were brought in the previously disclosed lawsuit captioned *Robert Ramirez, et al. v. Cintas Corporation (Ramirez)*, filed on January 20, 2004, in the United States District Court, Northern District of California, San Francisco Division. On April 27, 2005, the EEOC intervened in the claims asserted in *Ramirez*. On May 11, 2006, the *Ramirez* and *Avalos* African-American, Hispanic and female failure to hire into service sales representative positions claims and the EEOC's intervention were consolidated for pretrial purposes with the *Serrano* case and transferred to the United States District Court for the Eastern District of Michigan, Southern Division. The consolidated case is known as *Mirna E. Serrano/Blanca Nelly Avalos, et al. v. Cintas Corporation (Serrano/Avalos)*, and remains pending in the United States District Court, Eastern District of Michigan, Southern Division. No filings or determinations have been made in *Serrano/Avalos* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. The non-service sales representative hiring claims in the previously disclosed *Ramirez* case that have not been dismissed remain pending in the Northern District of California, San Francisco Division, but were ordered to arbitration and stayed pending the completion of arbitration. The *Ramirez* purported class action claims currently in arbitration include allegations that Cintas failed to promote Hispanics into supervisory positions, discriminated against African-Americans and Hispanics in service sales representative route assignments and discriminated against African-Americans in hourly pay in Cintas' Rental division only throughout the United States. The *Ramirez* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. No filings or determinations have been made in *Ramirez* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. On February 24, 2006, a motion to intervene in *Serrano* was filed by intervening plaintiffs Colleen Grindle, et al., on behalf of a subclass of female employees at Cintas' Perrysburg, Ohio rental location who allegedly were denied hire, promotion or transfer to service sales representative positions. On March 24, 2006, the plaintiffs Colleen Grindle, et al., withdrew their motion to intervene without prejudice. On February 20, 2007, the plaintiffs Colleen Grindle, et al., filed a separate lawsuit in the Court of Common Pleas, Wood County, Ohio, captioned *Colleen Grindle, et al. v. Cintas Corporation (Grindle)*, on behalf of a class of female employees at Cintas' Perrysburg, Ohio location who allegedly were denied hire, promotion or transfer to service sales representative positions on the basis of their gender. The *Grindle* plaintiffs seek injunctive relief, compensatory damages, punitive damages, attorneys' fees and other remedies. The *Grindle* case is stayed pending the class certification proceedings in *Serrano*. No filings or determinations have been made in *Grindle* as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. In addition, a class action lawsuit, *Larry Houston, et al. v. Cintas Corporation (Houston)*, was filed on August 3, 2005, in the United States District Court for the Northern District of California on behalf of African-American managers alleging racial discrimination. On November 22, 2005, the court entered an order requiring the named plaintiffs in the *Houston* lawsuit to arbitrate all of their claims for monetary damages.

On July 17, 2008, Manville Personal Injury Settlement Trust filed a purported shareholder derivative lawsuit in the Court of Common Pleas, Hamilton County, Ohio, captioned *Manville Personal Injury Settlement Trust v. Richard T. Farmer, et. al., A0806822* against certain directors and officers, alleging that they breached their fiduciary duties to the Company by consciously failing to cause Cintas to comply with worker safety and employment-related laws and regulations. The Company is named as a nominal defendant in the case. The complaint contends that, as a consequence of such alleged breach of duty, the Company suffered substantial monetary losses and other injuries and seeks, among other things, an award of compensatory damages, other non-monetary remedies and expenses.

The litigation discussed above, if decided or settled adversely to Cintas, may, individually or in the aggregate, result in liability material to Cintas' financial condition or results of operations and could increase costs of operations on an on-going basis. Any estimated liability relating to these proceedings is not determinable at this time. Cintas may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements if it believes such settlement is in the best interest of Cintas' shareholders.

Cintas is subject to various environmental laws and regulations, as are other companies in the uniform rental industry. While environmental compliance is not a material component of our costs, Cintas must incur capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis. Environmental spending related to water treatment and waste removal was approximately $17 million in fiscal 2008 and approximately $16 million in fiscal 2007. Capital expenditures to limit or monitor hazardous substances were approximately $4 million in fiscal 2008 and approximately $2 million in fiscal 2007. Cintas does not expect a material change in the cost of environmental compliance on a percent to revenue basis and is not aware of any material non-compliance with environmental laws.

13. Operating Segment Information

Cintas historically classified its businesses into two operating segments, Rentals and Other Services. The Rentals operating segment reflects the rental and servicing of uniforms and other garments, mats, mops and shop towels. In addition to these rental items, restroom and hygiene products and services are also provided within this operating segment. Effective June 1, 2007, this operating segment has been renamed Rental Uniforms and Ancillary Products.

The Other Services operating segment historically consisted of the direct sale of uniforms and related items, first aid, safety and fire protection products and services, document management services and branded promotional products. Effective June 1, 2007, the Other Services operating segment was separated into three reportable operating segments — Uniform Direct Sales operating segment, First Aid, Safety and Fire Protection Services operating segment and Document Management Services operating segment. This change provides more visibility to these operating segments as they continue to grow and have a larger impact on Cintas' consolidated results. The Uniform Direct Sales operating segment consists of the direct sale of uniforms and related items and branded promotional products. The First Aid, Safety and Fire Protection Services operating segment consists of first aid, safety and fire protection products and services. The Document Management Services operating segment consists of document shredding and document storage services.

Cintas evaluates the performance of each operating segment based on several factors of which the primary financial measures are operating segment revenue and income before income taxes. The accounting policies of the operating segments are the same as those described in Note 1 entitled Significant Accounting Policies. Information as to the operations of Cintas' operating segments is set forth below. The information for the years ended May 31, 2007 and 2006, have been restated to reflect the changes in the reportable operating segments described above.

	Rental Uniforms & Ancillary Products	Uniform Direct Sales	First Aid, Safety & Fire Protection	Document Management	Corporate	Total
May 31, 2008						
Revenue	$2,834,568	$517,490	$403,552	$182,290	$ —	$3,937,900
Gross margin	$1,252,951	$168,210	$160,823	$ 99,616	$ —	$1,681,600
Selling and admin. expenses	801,691	103,444	125,185	73,825	—	1,104,145
Interest income	—	—	—	—	(6,072)	(6,072)
Interest expense	—	—	—	—	52,823	52,823
Income before income taxes	$ 451,260	$ 64,766	$ 35,638	$ 25,791	$ (46,751)	$ 530,704
Depreciation and amortization	$ 139,781	$ 7,072	$ 17,483	$ 27,567	$ —	$ 191,903
Capital expenditures	$ 140,838	$ 6,454	$12,043	$ 30,998	$ —	$ 190,333
Total assets	$2,620,138	$205,638	$345,479	$445,651	$191,695	$3,808,601
May 31, 2007						
Revenue	$2,734,629	$501,443	$362,417	$108,411	$ —	$3,706,900
Gross margin	$1,219,444	$160,676	$144,439	$ 56,796	$ —	$1,581,355
Selling and admin. expenses	757,058	97,361	106,171	49,592	(6,224)	1,003,958
Interest income	—	—	—	—	(6,480)	(6,480)
Interest expense	—	—	—	—	50,324	50,324
Income before income taxes	$ 462,386	$ 63,315	$38,268	$ 7,204	$ (37,620)	$ 533,553
Depreciation and amortization	$ 135,207	$ 6,548	$14,943	$ 19,228	$ —	$ 175,926
Capital expenditures	$ 132,857	$ 7,955	$11,384	$ 28,628	$ —	$180,824
Total assets	$2,567,070	$183,373	$330,735	$333,889	$155,413	$3,570,480
May 31, 2006						
Revenue	$2,568,776	$484,934	$285,348	$ 64,550	$ —	$3,403,608
Gross margin	$1,161,947	$145,837	$113,142	$ 33,866	$ —	$1,454,792
Selling and admin. expenses	693,579	104,672	82,259	31,240	—	911,750
Interest income	—	—	—	—	(6,759)	(6,759)
Interest expense	—	—	—	—	31,782	31,782
Income before income taxes	$ 468,368	$ 41,165	$30,883	$ 2,626	$ (25,023)	$ 518,019
Depreciation and amortization	$ 130,327	$ 6,396	$11,383	$ 12,547	$ —	$ 160,653
Capital expenditures	$ 125,290	$ 8,163	$11,272	$ 11,907	$ —	$ 156,632
Total assets	$2,530,685	$162,456	$285,378	$205,265	$241,453	$3,425,237

14. Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended May 31, 2008 and 2007:

May 31, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$969,128	$983,865	$975,952	$1,008,955
Gross margin	$417,372	$420,568	$411,225	$ 432,435
Net income	$ 81,063	$ 82,853	$ 81,828	$ 89,661
Basic earnings per share	$ .51	$ .53	$ .53	$ .58
Diluted earnings per share	$ .51	$ .53	$ .53	$ .58
Weighted average number of shares outstanding (000's)	158,771	156,563	153,679	153,686

May 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$914,161	$923,266	$905,398	$ 964,075
Gross margin	$390,481	$391,073	$385,827	$ 413,974
Net income	$ 84,962	$ 82,527	$ 76,727	$ 90,322
Basic earnings per share	$ .53	$ .51	$ .48	$ .57
Diluted earnings per share	$ .53	$ .51	$ .48	$ .57
Weighted average number of shares outstanding (000's)	160,770	160,312	159,311	158,657

15. Supplemental Guarantor Information

Cintas Corporation No. 2 (Corp. 2) is the indirectly, wholly-owned principal operating subsidiary of Cintas. Corp. 2 is the issuer of the $775,000 of long-term notes, which are unconditionally guaranteed, jointly and severally, by Cintas Corporation and its wholly-owned, direct and indirect domestic subsidiaries.

As allowed by SEC rules, the following condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the guarantors. Each of the subsidiaries presented in the condensed consolidating financial statements has been fully consolidated in Cintas' consolidated financial statements. The condensed consolidating financial statements should be read in conjunction with the consolidated financial statements of Cintas and notes thereto of which this note is an integral part.

Effective June 1, 2007, Cintas reorganized its legal structure to provide better alignment with the organizational structure of Cintas. The impact of this change is that certain subsidiary guarantor locations and their balances have moved into Corp. 2 and certain Corp. 2 locations are now subsidiary guarantors. The effect of this change is shown in the column entitled "Effect of Legal Restructure" on the May 31, 2007 consolidated balance sheet as shown below.

Condensed consolidating financial statements for Cintas, Corp. 2, the subsidiary guarantors and non-guarantors are presented on the following pages:

Condensed Consolidating Income Statement

Year Ended May 31, 2008	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rental uniforms and ancillary products	$ —	$2,055,690	$ 578,426	$201,563	$ (1,111)	$2,834,568
Other services	—	1,418,410	536,881	67,212	(919,171)	1,103,332
Equity in net income of affiliates	335,405	—	—	—	(335,405)	—
	335,405	3,474,100	1,115,307	268,775	(1,255,687)	3,937,900
Costs and expenses (income):						
Cost of rental uniforms and ancillary products	—	1,259,752	372,225	118,443	(168,802)	1,581,618
Cost of other services	—	928,597	456,758	41,992	(752,665)	674,682
Selling and administrative expenses	—	1,078,047	(27,702)	58,176	(4,376)	1,104,145
Operating income	335,405	207,704	314,026	50,164	(329,844)	577,455
Interest income	—	—	(1,450)	(4,622)	—	(6,072)
Interest expense (income)	—	54,144	(7,106)	5,785	—	52,823
Income before income taxes	335,405	153,560	322,582	49,001	(329,844)	530,704
Income taxes	—	57,504	120,798	16,997	—	195,299
Net income	$335,405	$ 96,056	$ 201,784	$ 32,004	$ (329,844)	$ 335,405

Condensed Consolidating Income Statement

Year Ended May 31, 2007	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rental uniforms and ancillary products	$ —	$2,009,095	$ 554,595	$171,634	$ (695)	$2,734,629
Other services	—	1,337,319	543,535	57,625	(966,208)	972,271
Equity in net income of affiliates	334,538	—	—	—	(334,538)	—
	334,538	3,346,414	1,098,130	229,259	(1,301,441)	3,706,900
Costs and expenses (income):						
Cost of rental uniforms and ancillary products	—	1,249,798	333,004	102,133	(169,750)	1,515,185
Cost of other services	—	1,015,381	352,099	35,424	(792,544)	610,360
Selling and administrative expenses	—	891,836	70,341	48,817	(7,036)	1,003,958
Operating income	334,538	189,399	342,686	42,885	(332,111)	577,397
Interest income	—	(2,628)	(528)	(3,324)	—	(6,480)
Interest expense (income)	—	50,981	(6,307)	5,650	—	50,324
Income before income taxes	334,538	141,046	349,521	40,559	(332,111)	533,553
Income taxes	—	52,853	130,972	15,190	—	199,015
Net income	$334,538	$ 88,193	$ 218,549	$ 25,369	$ (332,111)	$ 334,538

Condensed Consolidating Income Statement

Year Ended May 31, 2006	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rental uniforms and ancillary products	$ —	$1,887,625	$ 524,556	$157,124	$ (529)	$2,568,776
Other services	—	1,154,847	434,851	54,812	(809,678)	834,832
Equity in net income of affiliates	323,382	—	—	—	(323,382)	—
	323,382	3,042,472	959,407	211,936	(1,133,589)	3,403,608
Costs and expenses (income):						
Cost of rental uniforms and ancillary products	—	1,162,222	324,602	92,753	(172,748)	1,406,829
Cost of other services	—	870,532	284,310	35,082	(647,937)	541,987
Selling and administrative expenses	—	838,556	26,580	45,922	692	911,750
Operating income	323,382	171,162	323,915	38,179	(313,596)	543,042
Interest income	—	(4,721)	(366)	(1,672)	—	(6,759)
Interest expense (income)	—	32,323	(4,864)	4,323	—	31,782
Income before income taxes	323,382	143,560	329,145	35,528	(313,596)	518,019
Income taxes	—	55,395	127,005	12,237	—	194,637
Net income	$323,382	$ 88,165	$ 202,140	$ 23,291	$ (313,596)	$ 323,382

Condensed Consolidating Balance Sheet

As of May 31, 2008	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 36,627	$ 7,851	$ 21,746	$ —	$ 66,224
Marketable securities	—	—	—	125,471	—	125,471
Accounts receivable, net	—	312,424	119,592	29,329	(31,267)	430,078
Inventories, net	—	218,109	18,349	8,928	(6,717)	238,669
Uniforms and other rental items in service	—	288,097	85,753	24,319	(27,753)	370,416
Deferred tax asset	—	—	41,664	(2,254)	—	39,410
Prepaid expenses	—	5,038	5,876	1,154	—	12,068
Total current assets	—	860,295	279,085	208,693	(65,737)	1,282,336
Property and equipment, at cost, net	—	675,559	236,519	62,497	—	974,575
Goodwill	—	—	1,279,819	35,750	—	1,315,569
Service contracts, net	—	145,115	2,612	5,030	—	152,757
Other assets, net	1,736,604	1,601,661	1,758,268	369,232	(5,382,401)	83,364
	$1,736,604	$3,282,630	$3,556,303	$681,202	$(5,448,138)	$3,808,601
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ 289,695	$ 255,399	$ (3,668)	$ 18,576	$ 94,755
Accrued compensation and related liabilities	—	29,869	18,210	2,526	—	50,605
Accrued liabilities	—	54,113	146,669	8,063	(920)	207,925
Current income taxes	—	(75)	12,686	276	—	12,887
Long-term debt due within one year	—	698	574	—	(202)	1,070
Total current liabilities	(465,247)	374,300	433,538	7,197	17,454	367,242
Long-term liabilities:						
Long-term debt due after one year	—	952,595	893	27,213	(37,965)	942,736
Deferred income taxes	—	—	118,479	5,705	—	124,184
Accrued liabilities	—	—	120,308	—	—	120,308
Total long-term liabilities	—	952,595	239,680	32,918	(37,965)	1,187,228
Total shareholders' equity	2,201,851	1,955,735	2,883,085	641,087	(5,427,627)	2,254,131
	$1,736,604	$3,282,630	$3,556,303	$681,202	$(5,448,138)	$3,808,601

Condensed Consolidating Balance Sheet

As of May 31, 2007	Cintas Corporation	Corp. 2	Effect of Legal Restructure*	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Assets							
Current assets:							
Cash and cash equivalents	$ —	$ 1,327	$ 32,622	$ (24,835)	$ 26,246	$ —	$ 35,360
Marketable securities	—	36,664	(36,664)	36,664	83,389	—	120,053
Accounts receivable, net	—	271,868	26,974	109,375	24,252	(23,599)	408,870
Inventories, net	—	204,164	4,032	23,350	7,775	(7,580)	231,741
Uniforms and other rental items in service	—	273,246	33	82,621	21,482	(32,451)	344,931
Prepaid expenses	—	11,486	(6,115)	9,506	904	—	15,781
Total current assets	—	798,755	20,882	236,681	164,048	(63,630)	1,156,736
Property and equipment, at cost, net	—	619,691	25,787	218,903	55,862	—	920,243
Goodwill	—	347,516	(347,516)	1,223,896	21,981	—	1,245,877
Service contracts, net	—	102,574	60,387	3,724	4,676	—	171,361
Other assets, net	1,665,370	72,191	10,721	1,363,667	194,142	(3,229,828)	76,263
	$1,665,370	$1,940,727	$ (229,739)	$3,046,871	$440,709	$(3,293,458)	$3,570,480
Liabilities and Shareholders' Equity							
Current liabilities:							
Accounts payable	$ (465,247)	$ (423,711)	$(1,387,144)	$2,312,352	$ 1,926	$ 26,446	$ 64,622
Accrued compensation and related liabilities	—	42,152	5,478	12,189	3,007	—	62,826
Accrued liabilities	—	196,158	(151,805)	150,790	6,477	(934)	200,686
Current income taxes	—	586	(23)	16,206	1,815	—	18,584
Deferred income taxes	—	—	—	50,237	1,942	—	52,179
Long-term debt due within one year	—	3,228	222,586	(221,486)	—	(187)	4,141
Total current liabilities	(465,247)	(181,587)	(1,310,908)	2,320,288	15,167	25,325	403,038
Long-term debt due after one year	—	882,921	(221,352)	159,255	92,448	(36,198)	877,074
Deferred income taxes	—	—	—	117,485	5,145	—	122,630
Total shareholders' equity	2,130,617	1,239,393	1,302,521	449,843	327,949	(3,282,585)	2,167,738
	$1,665,370	$1,940,727	$ (229,739)	$3,046,871	$440,709	$(3,293,458)	$3,570,480

* The amounts in this column represent the net transfer of balances between subsidiary guarantors and Corp. 2 caused by the legal restructure as described above. The subsidiary guarantor column has been changed to reflect the new legal structure as of June 1, 2007. The combination of the Corp. 2 amounts and this column represents the restructured Corp. 2 as of June 1, 2007.

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2008	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$335,405	$ 96,056	$ 201,784	$32,004	$ (329,844)	$335,405
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	97,251	42,730	8,585	—	148,566
Amortization of deferred charges	—	39,762	1,303	2,272	—	43,337
Stock-based compensation	7,456	—	—	—	—	7,456
Deferred income taxes	—	—	1,380	283	—	1,663
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(9,775)	(10,217)	(2,615)	7,668	(14,939)
Inventories	—	(9,703)	5,053	(587)	(863)	(6,100)
Uniforms and other rental items in service	—	(14,818)	(3,183)	(1,155)	(4,698)	(23,854)
Prepaid expenses	—	325	3,630	(125)	—	3,830
Accounts payable	—	2,160,426	(2,139,010)	17,021	(7,870)	30,567
Accrued compensation and related liabilities	—	(17,761)	6,021	(690)	—	(12,430)
Accrued liabilities and other	—	20,634	(752)	2,305	14	22,201
Income taxes payable	—	(638)	11,122	(1,643)	—	8,841
Net cash provided by (used in) operating activities	342,861	2,361,759	(1,880,139)	55,655	(335,593)	544,543
Cash flows from investing activities:						
Capital expenditures	—	(121,962)	(60,818)	(7,553)	—	(190,333)
Proceeds from sale or redemption of marketable securities	—	—	37,663	8,128	—	45,791
Purchase of marketable securities and investments	—	(1,523,625)	(377,963)	(42,921)	1,890,011	(54,498)
Acquisitions of businesses, net of cash acquired	—	(93,773)	(41)	(17,721)	—	(111,535)
Other	(84,965)	(678,313)	2,315,520	(6)	(1,552,636)	(400)
Net cash (used in) provided by investing activities	(84,965)	(2,417,673)	1,914,361	(60,073)	337,375	(310,975)
Cash flows from financing activities:						
Proceeds from issuance of debt	—	295,000	—	—	—	295,000
Repayment of debt	—	(229,090)	(1,537)	—	(1,782)	(232,409)
Stock options exercised	8,371	—	—	—	—	8,371
Dividends paid	(70,831)	—	—	—	—	(70,831)
Repurchase of common stock	(191,479)	—	—	—	—	(191,479)
Other	(3,957)	(7,318)	—	(81)	—	(11,356)
Net cash (used in) provided by financing activities	(257,896)	58,592	(1,537)	(81)	(1,782)	(202,704)
Net increase (decrease) in cash and cash equivalents	—	2,678	32,685	(4,499)	—	30,864
Cash and cash equivalents at beginning of period	—	33,949	(24,834)	26,245	—	35,360
Cash and cash equivalents at end of period	$ —	$ 36,627	$ 7,851	$21,746	$ —	$ 66,224

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2007	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$334,538	$ 88,193	$218,549	$ 25,369	$(332,111)	$ 334,538
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	96,145	32,371	6,665	—	135,181
Amortization of deferred charges	—	23,349	15,079	2,317	—	40,745
Stock-based compensation	4,500	—	—	—	—	4,500
Deferred income taxes	—	(10,263)	9,072	859	—	(332)
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(13,456)	(7,148)	(2,237)	11,381	(11,460)
Inventories	—	(31,593)	1,328	712	(2,537)	(32,090)
Uniforms and other rental items in service	—	(1,049)	(5,192)	(836)	109	(6,968)
Prepaid expenses	—	(3,229)	(845)	(428)	—	(4,502)
Accounts payable	—	(210,868)	199,229	15,552	(11,567)	(7,654)
Accrued compensation and related liabilities	—	7,356	5,016	228	—	12,600
Accrued liabilities	—	5,429	3,859	678	15	9,981
Income taxes payable	—	(3,495)	(21,173)	(480)	—	(25,148)
Net cash provided by (used in) operating activities	339,038	(53,481)	450,145	48,399	(334,710)	449,391
Cash flows from investing activities:						
Capital expenditures	—	(106,396)	(63,606)	(10,822)	—	(180,824)
Proceeds from sale or redemption of marketable securities	—	120,365	—	(2,191)	—	118,174
Purchase of marketable securities and investments	—	(12,247)	(17,346)	(30,051)	11,129	(48,515)
Acquisitions of businesses, net of cash acquired	—	(81,212)	(79,192)	(303)	—	(160,707)
Other	(82,809)	49,477	(292,970)	325	324,141	(1,836)
Net cash (used in) provided by investing activities	(82,809)	(30,013)	(453,114)	(43,042)	335,270	(273,708)
Cash flows from financing activities:						
Proceeds from issuance of debt	—	250,000	2,460	—	—	252,460
Repayment of debt	—	(169,049)	(378)	—	(560)	(169,987)
Stock options exercised	10,863	—	—	—	—	10,863
Dividends paid	(61,996)	—	—	—	—	(61,996)
Repurchase of common stock	(198,949)	—	—	—	—	(198,949)
Other	(6,147)	(5,591)	—	110	—	(11,628)
Net cash (used in) provided by financing activities	(256,229)	75,360	2,082	110	(560)	(179,237)
Net (decrease) increase in cash and cash equivalents	—	(8,134)	(887)	5,467	—	(3,554)
Cash and cash equivalents at beginning of period	—	9,461	8,674	20,779	—	38,914
Cash and cash equivalents at end of period	$ —	$ 1,327	$ 7,787	$ 26,246	$ —	$ 35,360

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2006	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$323,382	$ 88,165	$202,140	$ 23,291	$(313,596)	$323,382
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	91,528	29,220	6,369	—	127,117
Amortization of deferred charges	—	18,611	12,115	2,810	—	33,536
Stock-based compensation	4,725	—	—	—	—	4,725
Deferred income taxes	—	41	(484)	391	—	(52)
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(9,074)	(22,532)	(12,376)	(172)	(44,154)
Inventories	—	28,804	(1,688)	831	(5,914)	22,033
Uniforms and other rental items in service	—	(16,621)	(2,749)	(3,412)	(3,901)	(26,683)
Prepaid expenses	—	(1,901)	(537)	133	—	(2,305)
Accounts payable	—	(294,789)	311,988	(14,870)	—	2,329
Accrued compensation and related liabilities	—	6,509	4,128	787	—	11,424
Accrued liabilities	—	(6,848)	2,902	2,028	13	(1,905)
Income taxes payable	—	4,721	5,871	957	29	11,578
Net cash provided by (used in) operating activities	328,107	(90,854)	540,374	6,939	(323,541)	461,025
Cash flows from investing activities:						
Capital expenditures	—	(79,858)	(60,271)	(16,503)	—	(156,632)
Proceeds from sale or redemption of marketable securities	—	70,772	—	16,705	—	87,477
Purchase of marketable securities and investments	—	(10,266)	(19,489)	(34,119)	31,942	(31,932)
Acquisitions of businesses, net of cash acquired	—	(231,896)	(109,312)	(5,155)	—	(346,363)
Other	44,523	11,108	(346,339)	3,671	294,441	7,404
Net cash provided by (used in) investing activities	44,523	(240,140)	(535,411)	(35,401)	326,383	(440,046)
Cash flows from financing activities:						
Proceeds from issuance of debt	—	333,500	—	—	—	333,500
Repayment of debt	—	(6,594)	(8,859)	10,992	(2,842)	(7,303)
Stock options exercised	14,402	—	—	—	—	14,402
Dividends paid	(58,823)	—	—	—	—	(58,823)
Repurchase of common stock	(323,409)	—	—	—	—	(323,409)
Other	(4,800)	290	—	20,882	—	16,372
Net cash (used in) provided by financing activities	(372,630)	327,196	(8,859)	31,874	(2,842)	(25,261)
Net (decrease) increase in cash and cash equivalents	—	(3,798)	(3,896)	3,412	—	(4,282)
Cash and cash equivalents at beginning of period	—	13,259	12,570	17,367	—	43,196
Cash and cash equivalents at end of period	$ —	$ 9,461	$ 8,674	$20,779	$ —	$ 38,914

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Nothing to report.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

With the participation of Cintas' management, including Cintas' Chief Executive Officer, Chief Financial Officer, General Counsel and Controllers, Cintas has evaluated the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of May 31, 2008. Based on such evaluation, Cintas' management, including Cintas' Chief Executive Officer, Chief Financial Officer, General Counsel and Controllers, have concluded that Cintas' disclosure controls and procedures were effective as of May 31, 2008, in ensuring (i) information required to be disclosed by Cintas in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) information required to be disclosed by Cintas in the reports that it files or submits under the Exchange Act is accumulated and communicated to Cintas' management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

There were no changes in Cintas' internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended May 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. See "Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" in Item 8 preceding Cintas' financial statements.

Item 9B. Other Information

Nothing to report.

Part III

Items 10, 11, 12, 13 and 14 of Part III are incorporated by reference to the Registrant's Proxy Statement for its 2008 Annual Shareholders' Meeting to be filed with the Commission pursuant to Regulation 14A.

The information called for by Item 12 relating to "Securities Authorized for Issuance under Equity Compensation Plans" is set forth in the table below:

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options [1]	Weighted average exercise price of outstanding options [1]	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	6,648,768	$39.85	12,622,773
Equity compensation plans not approved by shareholders	—	—	—
Total	6,648,768	$39.85	12,622,773

[1] Excludes 533,631 unvested restricted stock units.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements. All financial statements required to be filed by Item 8 of this Form and included in this report are listed in Item 8. No additional financial statements are filed because the requirements for paragraph (d) under Item 14 are not applicable to Cintas.

(a) (2) Financial Statement Schedule:
For each of the three years in the period ended May 31, 2008.

Schedule II: Valuation and Qualifying Accounts and Reserves.

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

(a) (3) Exhibits.

Exhibit Number	Description of Exhibit
3.1	Restated Articles of Incorporation, as amended (Incorporated by reference to Exhibit 4.1 to Cintas' Form S-3 Registration Statement filed on December 3, 2007.)
3.2	Amended and Restated By-laws (Incorporated by reference to Cintas' Form 8-K dated March 8, 2007.)
4.1	Indenture dated as of May 28, 2002, among Cintas Corporation No. 2, as issuer, Cintas Corporation, as parent guarantor, the subsidiary guarantors thereto and Wachovia Bank, National Association, as trustee (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
4.2	Form of 5-1/8% Senior Note due 2007 (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
4.3	Form of 6% Senior Note due 2012 (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)
4.4	Form of 6.15% Senior Note due 2036 (Incorporated by reference to Cintas' Form 8-K dated August 17, 2006.)
10.1*	Incentive Stock Option Plan (Incorporated by reference to Cintas' Registration Statement No. 33-23228 on Form S-8 filed under the Securities Act of 1933.)
10.2*	Partners' Plan, as Amended (Incorporated by reference to Cintas' Registration Statement No. 33-56623 on Form S-8 filed under the Securities Act of 1933.)
10.10*	1999 Cintas Corporation Stock Option Plan (Incorporated by reference to Cintas' Form 10-Q for the quarter ended November 30, 2000.)
10.11*	Directors' Deferred Compensation Plan (Incorporated by reference to Cintas' Form 10-Q for the quarter ended November 30, 2001.)
10.16*	Amended and Restated 2003 Directors' Stock Option Plan (Incorporated by reference to Cintas' Form 10-K dated May 31, 2004.)

10.17* Form of agreement signed by Officers, General/Branch Managers, Professionals and Key Managers, including Executive Officers (Incorporated by reference to Cintas' Form 10-Q for the quarter ended February 28, 2005.)

10.18* President and CEO Executive Compensation Plan (Incorporated by reference to Cintas' Form 10-K dated May 31, 2005.)

10.19* 2006 Executive Incentive Plan (Incorporated by reference to Cintas' Form 10-K dated May 31, 2005.)

10.20* 2005 Equity Compensation Plan (Incorporated by reference to Cintas' Registration Statement No. 333-131375 on Form S-8 filed under the Securities Act of 1933.)

10.21* Criteria for Performance Evaluation of the President and CEO (Incorporated by reference to Cintas' Form 10-K dated May 31, 2006.)

10.22* 2007 Executive Incentive Plan (Incorporated by reference to Cintas' Form 10-K dated May 31, 2006.)

14 Code of Ethics (Incorporated by reference to Cintas' Form 10-K dated May 31, 2004.)

21** Subsidiaries of the Registrant

23** Consent of Independent Registered Public Accounting Firm

31.1** Certification of Principal Executive Officer, Pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934

31.2** Certification of Principal Financial Officer, Pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934

32.1** Certification of Chief Executive Officer, Pursuant to 18 U.S.C. § 1350

32.2** Certification of Chief Financial Officer, Pursuant to 18 U.S.C. § 1350

* Management compensatory contracts
** Filed herewith

Cintas will provide shareholders with any exhibit upon the payment of a specified reasonable fee, which fee shall be limited to Cintas' reasonable expenses in furnishing such exhibit.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINTAS CORPORATION

By: /s/ Scott D. Farmer
Scott D. Farmer
Chief Executive Officer

DATE SIGNED: July 30, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Richard T. Farmer Richard T. Farmer	Chairman of the Board of Directors	July 30, 2008
/s/ Robert J. Kohlhepp Robert J. Kohlhepp	Vice Chairman of the Board of Directors	July 30, 2008
/s/ Scott D. Farmer Scott D. Farmer	Chief Executive Officer, President and Director	July 30, 2008
/s/ Paul R. Carter Paul R. Carter	Director	July 30, 2008
/s/ Ronald W. Tysoe Ronald W. Tysoe	Director	July 30, 2008
/s/ David C. Phillips David C. Phillips	Director	July 30, 2008
/s/ William C. Gale William C. Gale	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 30, 2008

Cintas Corporation
Schedule II — Valuation and Qualifying Accounts and Reserves

(In thousands)	Balance at Beginning of Year	Additions (1) Charged to Costs and Expenses	Additions (2) Charged to Other Accounts	(3) Deductions	Balance at End of Year
Allowance for Doubtful Accounts					
May 31, 2006	$ 9,891	$ 8,598	$ 2,498	$ 5,468	$ 15,519
May 31, 2007	$ 15,519	$ 3,325	$ 341	$ 4,699	$ 14,486
May 31, 2008	$ 14,486	$ 4,530	$ 127	$ 6,004	$ 13,139
Reserve for Obsolete Inventory					
May 31, 2006	$ 25,288	$ 4,518	$ 3,213	$ 8,572	$ 24,447
May 31, 2007	$ 24,447	$ 2,559	$ 1,084	$ 5,184	$ 22,906
May 31, 2008	$ 22,906	$ 1,431	$ 751	$ 4,428	$ 20,660

(1) Represents amounts charged to expense to increase reserve for estimated future bad debts or to increase reserve for obsolete inventory. Amounts related to inventory are computed by performing a thorough analysis of future marketability by specific inventory item.

(2) Represents a change in the appropriate balance sheet reserve due to acquisitions during the respective period.

(3) Represents reductions in the balance sheet reserve due to the actual write-off of non-collectible accounts receivable or the physical disposal of obsolete inventory items. These amounts do not impact Cintas' consolidated income statement.

Exhibit 31.1
Certification of Principal Executive Officer Pursuant to Rule 13a – 14(a)

I, Scott D. Farmer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cintas Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 30, 2008

/s/ Scott D. Farmer
Scott D. Farmer
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2
Certification of Principal Financial Officer Pursuant to Rule 13a – 14(a)

I, William C. Gale, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cintas Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 30, 2008

/s/ William C. Gale
William C. Gale
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1
Certification of Chief Executive Officer Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Report of Cintas Corporation (the "Company") on Form 10-K for the period ending May 31, 2008 (the "Report"), I, Scott D. Farmer, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott D. Farmer
Scott D. Farmer
Principal Executive Officer

July 30, 2008

Exhibit 32.2
Certification of Chief Financial Officer Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Report of Cintas Corporation (the "Company") on Form 10-K for the period ending May 31, 2008 (the "Report"), I, William C. Gale, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William C. Gale
William C. Gale
Principal Financial Officer

July 30, 2008



Officers of Cintas Corporation

Corporate Officers

Richard T. Farmer
Chairman of the Board

Scott D. Farmer
Chief Executive Officer

J. Phillip Holloman
President and Chief Operating Officer

Thomas E. Frooman
Vice President and Secretary,
General Counsel

William C. Gale
Senior Vice President and
Chief Financial Officer

Robert J. Kohlhepp
Vice Chairman of the Board

Michael L. Thompson
Vice President and Treasurer

Operating and Staff Officers

David B. Armbrester
Vice President
Georgia Rental Group

Jonathan B. Baker
Vice President
NorthEast Rental Group

Lance G. Bates
President and Chief Operating Officer
Global Accounts and Strategic Markets

Kevin M. Bien
Senior Vice President
Global Supply Chain

Steven G. Blyth
Vice President
Sales, West and SouthWest Regions

Darrell A. Boff
Vice President
MidWest Rental Group

Daniel P. Braun
Vice President
MidSouth Rental Group

Henry R. Brown, Jr.
Vice President
Florida Rental Group

Jay T. Bruscato
Vice President
Sales, NorthCentral and Central Plains
Regions

Brian Bugara
Vice President
Sales, MidWest Region

William Everett Carigan, III
Vice President
Sales, Central and SouthCentral Regions

Karen L. Carnahan
Vice President
Corporate Development

James J. Case
Vice President
SouthWest Rental Group

William L. Cronin
Senior Vice President
Rental Division

Doyle W. Denny
Vice President
Central Pacific Rental Group

Gregory J. Eling
Vice President
Central Rental Group

Robin H. Everhart
Chief Compliance Officer and
Vice President of Government Affairs

Scott A. Garula
President and Chief Operating Officer
First Aid and Safety

William W. Goetz
Vice President and
Chief Marketing Officer

J. Todd Gregory
Vice President
SouthCentral Rental Group

John D. Hart
Vice President
Northern Rental Group

Paul G. Jantsch
Vice President
International

Timothy L. Jones
Vice President
MidAtlantic Rental Group

William C. Langtim
Vice President
NorthCentral Rental Group

Glenn W. Larsen
Vice President
Quality and Productivity

Pamela J. Lowe
Vice President
Corporate Communications

J. Bradley McNeese
Vice President
Central Plains Rental Group

John W. Milligan
President and Chief Operating Officer
Rental Division

Robert W. Mitchell, Jr.
Vice President
Sales, Assistant to the
Senior Vice President

John E. Myers
Senior Vice President
Sales

David J. Perun
Vice President
NorthWestern Rental Group

James Pisarcik
Vice President
Sales, MidSouth and MidAtlantic Regions

David Pollak, Jr.
Senior Vice President
Business Strategy and Emerging Business

Randy K. Pound
Vice President
Safety and Engineering Solutions

Rodger V. Reed
Vice President
Garment Business Strategy and Training

James R. Reeder
Vice President
Western Rental Group

Peter S. Rego, Jr.
Vice President
Sales, NorthEast and Northern Regions

Brent A. Schafer
Vice President
Sales, Healthcare

Todd M. Schneider
President and Chief Operating Officer
Document Management

Matthew G. Sharrers
Vice President
Sales, NorthWest and Central Pacific
Regions

Richard B. Surdykowski, Jr.
Vice President
Sales, SouthEast Region

John C. Thompson, Jr.
Vice President
Distribution

G. Thomas Thornley
Vice President and
Chief Information Officer

David R. Wheeler
Vice President
Global Production and Logistics

Michael A. Womack
Vice President
Human Resources

END